REGISTRATION STATEMENT NO. 333-117026
                                                                        811-1539

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM N-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 1

                                     AND/OR

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 80

                  THE TRAVELERS GROWTH AND INCOME STOCK ACCOUNT
                             FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                           (Name of Insurance Company)
                                 --------------
                 ONE CITYPLACE, HARTFORD, CONNECTICUT 06103-3415
     (Address of Insurance Company's Principal Executive Offices) (Zip Code)

    Insurance Company's Telephone Number, including Area Code: (860) 308-1000

                                ERNEST J. WRIGHT
                  Assistant Secretary to the Board of Managers
                      The Travelers Growth and Income Stock
                         Account for Variable Annuities
                 One Cityplace, Hartford, Connecticut 06103-3415
                     (Name and Address of Agent for Service)
                                  ------------
Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ]    on ___________ pursuant to paragraph (b) of Rule 485.

[ ]    ____ days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]    on ___________ pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:
[ N/A ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


================================================================================

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                     UNIVERSAL ANNUITY ADVANTAGE PROSPECTUS
This prospectus describes Universal Annuity Advantage, a flexible premium variable annuity contract (the "Contract") issued by The Travelers Insurance Company (the "Company, "our" "us" or "we").

The Contract's value will vary daily
to reflect the investment experience of the funding options (referred to as "Subaccounts" in your Contract) you select and, subject to availability, the interest credited to the Fixed Account. The Variable Funding Options (sometimes called "Subaccounts") are:

                            MANAGED SEPARATE ACCOUNTS
                            -------------------------

Travelers Growth and Income Stock Account for Variable            Travelers Quality Bond Account for Variable Annuities (QB)
   Annuities (GIS)
Travelers Money Market Account for Variable Annuities (MM)

                             TRAVELERS FUND U FOR VARIABLE ANNUITIES
                             ---------------------------------------
Capital Appreciation Fund                                        PUTNAM VARIABLE TRUST
Dreyfus Stock Index Fund -- Initial Shares                          Putnam VT Small Cap Value Fund -- Class IB Shares
High Yield Bond Trust                                            SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
Managed Assets Trust                                                All Cap Fund -- Class I(3)
ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC.                Investors Fund -- Class I
   AllianceBernstein Premier Growth Portfolio -- Class B(1)         Small Cap Growth Fund -- Class I
CITISTREET FUNDS, INC.                                           THE TRAVELERS SERIES TRUST
   CitiStreet Diversified Bond Fund -- Class I                      Disciplined Mid Cap Stock Portfolio
   CitiStreet International Stock Fund -- Class I                   Lazard International Stock Portfolio
   CitiStreet Large Company Stock Fund -- Class I                   MFS Mid Cap Growth Portfolio
   CitiStreet Small Company Stock Fund -- Class I                   MFS Value Portfolio
DELAWARE VIP TRUST                                                  Pioneer Fund Portfolio(4)
   Delaware VIP REIT Series -- Standard Class                       Social Awareness Stock Portfolio
DREYFUS VARIABLE INVESTMENT FUND                                    U.S. Government Securities Portfolio
   Dreyfus Variable Investment Fund -- Developing Leaders        TRAVELERS SERIES FUND INC.
     Portfolio -- Initial Shares(2)                                 MFS Total Return Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST                Pioneer Strategic Income Portfolio(5)
   Franklin Small Cap Fund -- Class 2 Shares                        SB Adjustable Rate Income Portfolio Smith Barney
   Mutual Shares Securities Fund -- Class 2 Shares                    Class
   Templeton Developing Markets Securities Fund -- Class 2          Smith Barney Aggressive Growth Portfolio
     Shares                                                         Smith Barney Large Capitalization Growth Portfolio
   Templeton Foreign Securities Fund -- Class 2 Shares              Strategic Equity Portfolio(6)
   Templeton Global Asset Allocation Fund -- Class 1 Shares      VAN KAMPEN LIFE INVESTMENT TRUST
   Templeton Growth Securities Fund -- Class 1 Shares               Comstock Portfolio Class II Shares
GREENWICH STREET SERIES FUND                                     VARIABLE INSURANCE PRODUCTS FUND
   Appreciation Portfolio                                           Equity-Income Portfolio -- Initial Class
   Fundamental Value Portfolio                                      Growth Portfolio -- Initial Class
JANUS ASPEN SERIES                                               VARIABLE INSURANCE PRODUCTS FUND II
   International Growth Portfolio -- Service Shares                 Asset Manager Portfolio -- Initial Class
LAZARD RETIREMENT SERIES, INC.                                      Contrafund(R) Portfolio -- Service Class 2
   Lazard Retirement Small Cap Portfolio                         VARIABLE INSURANCE PRODUCTS FUND III
PIMCO VARIABLE INSURANCE TRUST                                      Mid Cap Portfolio -- Service Class 2
   Total Return Portfolio -- Administrative Class


--------------

(1)     Formerly Premier Growth Portfolio -- Class B            (4)   Formerly Utilities Portfolio
(2)     Formerly Small Cap Portfolio -- Initial Shares          (5)   Formerly Putnam Diversified Income Portfolio
(3)     Formerly Capital Fund -- Class I                        (6)   Formerly Alliance Growth Portfolio

The Contract, certain Contract features and/or some of the funding options may not be available in all states. This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated October 25, 2004. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Cityplace, 3 CP, Hartford, Connecticut 06103-3415, call 1-800-842-9406 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                        PROSPECTUS DATED OCTOBER 25, 2004

                                TABLE OF CONTENTS

Glossary....................................................   3      Allocation of Annuity....................................38
Summary.....................................................   5      Variable Annuity.........................................38
Fee Table...................................................   8      Fixed Annuity............................................39
Condensed Financial Information.............................  15   Payment Options.............................................39
The Annuity Contract........................................  15      Election of Options......................................39
   Contract Owner Inquiries.................................  16      Annuity Options..........................................39
   Purchase Payments........................................  16   Miscellaneous Contract Provisions...........................40
   Accumulation Units.......................................  16      Right to Return..........................................40
   The Variable Funding Options.............................  17      Termination..............................................40
The Fixed Account...........................................  22      Required Reports.........................................41
Charges and Deductions......................................  22      Assignment...............................................41
   General..................................................  22      Suspension of Payments...................................41
   Withdrawal Charge........................................  23   Other Information...........................................41
   Free Withdrawal Allowance................................  23      The Insurance Company....................................41
   Transfer Charge..........................................  23      Financial Statements.....................................41
   Administrative Charge....................................  23      Distribution of Variable Annuity Contracts...............41
   Mortality and Expense Risk Charge........................  24      Conformity with State and Federal Laws...................42
   Guaranteed Minimum Withdrawal Benefit Charge.............  24      Voting Rights............................................43
   Variable Funding Option Expenses.........................  24      Restrictions on Financial Transactions...................43
   Premium Tax..............................................  24      Legal Proceedings and Opinions...........................43
   Changes in Taxes Based upon Premium or Value.............  24   The Separate Accounts.......................................44
   Asset Allocation Advice..................................  24      Performance Information..................................44
   Managed Separate Account: Management and Fees............  24   Federal Tax Considerations..................................45
Transfers...................................................  25      General Taxation of Annuities............................45
   Dollar Cost Averaging ...................................  27      Types of Contracts: Qualified and Non-qualified..........45
Asset Allocation Services...................................  27      Qualified Annuity Contracts..............................45
Access to your Money........................................  29        Taxation of Qualified Annuity Contracts................45
   Systematic Withdrawals...................................  31        Mandatory Distributions for Qualified Plans............46
   Managed Distribution Program.............................  32      Non-qualified Annuity Contracts..........................46
   Loans....................................................  32        Diversification Requirements for Variable
Ownership Provisions........................................  32          Annuities............................................47
   Types of Ownership.......................................  32        Ownership of the Investments...........................47
      Contract Owner........................................  32        Taxation of Death Benefit Proceeds.....................47
      Beneficiary...........................................  32      Other Tax Considerations.................................47
      Annuitant.............................................  33        Treatment of Charges for Optional Benefits.............47
Death Benefit...............................................  33        Penalty Tax for Premature Distribution.................47
   Death Proceeds before the Maturity Date..................  33        Puerto Rico Tax Considerations.........................47
      Standard Death Benefit................................  33        Non-Resident Aliens....................................48
      Annual Step-Up Death Benefit to Age 75................  34   Managed Separate Accounts...................................48
   Payment of Proceeds......................................  35     The Travelers Growth and Income Stock
   Spousal Contract Continuance.............................  36        Account................................................48
   Beneficiary Contract Continuance.........................  37     The Travelers Quality Bond Account .......................50
   Planned Death Benefit....................................  37     The Travelers Money Market Account .......................52
   Death Proceeds after the Maturity Date...................  38   Investments at a Glance.....................................56
The Annuity Period..........................................  38   Appendix A (Condensed Financial Information)...............A-1
   Maturity Date............................................  38   Appendix B (The Fixed Account).............................B-1
Access to your Money........................................  38   Appendix C (Contents of Statement of
                                                                      Additional Information).................................C-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account. The Fixed Account is part of the general assets of the Company.

HOME OFFICE -- the Home Office of The Travelers Insurance Company or any other office that we may designate for the purpose of administering this Contract.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, or 408 of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- The Travelers Insurance Company

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY:

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a choice of death benefits as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account, that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive annuity payments from the Variable Funding Options and/or the Fixed Account. If you elect variable Annuity Payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) Individual Retirement Annuities (IRAs); (3) other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include Contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

You may purchase a Qualified Contract with an initial payment of at least $20, except in the case of an IRA, for which the minimum initial payment is $1,000. Under a Qualified Contract, you may make additional payments of at least $20. For non-qualified Contracts, the minimum initial Purchase Payment is $1,000, and $100 thereafter. No additional payments are allowed if the Contract is purchased with a beneficiary-directed transfer of death proceeds.

The ages of the owner and annuitant determine which death benefits and certain optional features are available to you. See the Annuity Contract section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

WHO IS THE CONTRACT ISSUED TO? If you purchase an individual Contract, you are the Contract Owner. If a group "allocated" Contract is purchased, we issue certificates to the individual participants. Where we refer to "you," we are referring to the individual Contract Owner, or to the group participant, as applicable. For convenience, we refer to both contracts and certificates as "Contracts."

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of The Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no limit to the number of transfers allowed. We may, in the future, limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. Please refer to Appendix B for possible restrictions between the Fixed Account and the Variable Funding Options.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct a mortality and expense (M&E) risk charge daily from the amounts you allocate to the Separate Account. The M&E is an annual charge and depends on the death benefit option you select at purchase. We deduct the M&E at an annual rate of 1.25% if you select the Standard Death Benefit, and at a rate of 1.40% if you select the Annual Step-Up to Age 75 Death Benefit.

We also deduct a semiannual Contract administrative charge of $15 until the Maturity Date from amounts allocated to the Separate Account. This charge is waived if your Contract Value is $60,000 or greater on the date the charge is assessed. It is also waived on distribution of proceeds due to death.

Each Underlying Fund also charges for management costs and other expenses.

If you withdraw or commute amounts from the Contract, we may deduct a withdrawal charge. The charge equals 5% of each Purchase Payment withdrawn if withdrawn within 5 years of the payment date.

If you select the Guaranteed Minimum Withdrawal Benefit ("GMWB"), a maximum of 1.00% annually will be deducted from amounts in the Variable Funding Options. The current charge is 0.40%.

If you select and are eligible for the Managed Advisory Portfolio Program, which is an asset allocation program, the maximum charge is 0.80% annually deducted from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? At the time of purchase, you may choose the "Standard" Death Benefit or the "Annual Step-Up to Age 75" Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

   o DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

   o ASSET ALLOCATION ADVICE. You may be eligible to enter into a separate investment advisory agreement with Tower Square Securities Inc. ("Tower Square"), an affiliate of the Company, for the purpose of receiving asset allocation advice under Tower Square's Managed Advisory Portfolio Program (the "program"). Under the program, participants allocate Contract Value according to one of six asset allocation model portfolios developed by Standard & Poor's Investment Advisory Services LLC ("Standard & Poor's"), an investment adviser that Tower Square engaged to create the Program. The program is not a part of the Contract issued by the Company, and you are not required to participate in the program. The program is fully described in a separate disclosure statement prepared by Tower Square.

   o MANAGED DISTRIBUTION PROGRAM. This optional program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

   o SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only, and is only available to non-qualified Contracts and Individual Retirement Annuities.

   o BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.

   o SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

   o AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

   o GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your Purchase Payment. Under this benefit, we will pay you a maximum of 5% or 10% of your Purchase Payment, depending on when you elect to begin receiving the payments, every year until your Purchase Payment have been returned in full. We reserve the right not to include subsequent Purchase Payments in the calculation of the amount that we guarantee to return. You must be age 55 or older to elect this benefit.

                                    FEE TABLE
--------------------------------------------------------------------------------

                             ACCOUNTS GIS, QB AND MM
                         FUND U AND ITS UNDERLYING FUNDS

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE
(AS A PERCENTAGE OF PURCHASE PAYMENTS WITHDRAWN)

If withdrawn within 5 years after the Purchase Payment is made..........  5.00%
If withdrawn 5 or more years after the Purchase Payment is made.........  0%

TRANSFER CHARGE.......................................................    $10(1)
(ASSESSED ON TRANSFERS THAT EXCEED 12 PER YEAR)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGE

SEMIANNUAL CONTRACT ADMINISTRATIVE CHARGE..............................  $15(2)

(ASSESSED ON AMOUNTS ALLOCATED TO THE SEPARATE ACCOUNTS UNTIL THE MATURITY
DATE.)

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of Managed Separate Accounts and Fund U)

We will assess a mortality and expense risk charge ("M&E"), and a GMWB charge if you elect the optional GMWB feature. Below is a summary of all charges that may apply, depending on the death benefit you select and the optional features you select:

                                                                                                          ANNUAL STEP-UP TO
                                                                                     STANDARD DEATH         AGE 75 DEATH
                                                                                        BENEFIT                BENEFIT
                                                                                  ---------------------  --------------------
Mortality and Expense Risk Charge.................................................         1.25%                 1.40%
Maximum GMWB Charge (3)...........................................................         1.00%                 1.00%
Total Annual Separate Account Charges with GMWB Selected..........................         2.25%                 2.40%

MANAGED ADVISORY PORTFOLIO PROGRAM

The following table describes the annual investment advisory fee for clients who enter into an investment advisory agreement to participate in Tower Square's Managed Advisory Portfolio Program.


                                                MAXIMUM ANNUAL FEE FOR
 CONTRACT VALUE EQUAL TO                          MANAGED ADVISORY
     OR GREATER THAN         BUT LESS THAN       PORTFOLIO PROGRAM(4)
--------------------------- -----------------  ------------------------
            $0                  $25,000                 0.80%
         $25,000                $50,000                 0.65%
         $50,000                $75,000                 0.50%
         $75,000                $100,000                0.35%
        $100,000+                                       0.20%

   --------------

(1)  We do not currently assess the transfer charge.
(2) The Semiannual Contract Administrative Charge is waived if your Contract Value is $60,000 or greater on the date the charge is assessed, and from distribution of proceeds due to death.
(3)  The current charge for GMWB is 0.40%
(4) The annual fee is applied to the participant's current Contract Value. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2003 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9406.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                          MINIMUM      MAXIMUM
                                                        ----------    ---------
TOTAL ANNUAL FUND OPERATING EXPENSES                       0.27%        4.72%
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service fees (12b-1) fees, and other expenses

UNDERLYING FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                DISTRIBUTION                             CONTRACTUAL FEE       NET TOTAL
                                                   AND/OR                  TOTAL ANNUAL      WAIVER             ANNUAL
                                  MANAGEMENT   SERVICE (12b-1)   OTHER      OPERATING     AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                      FEE           FEES        EXPENSES     EXPENSES     REIMBURSEMENT        EXPENSES
-----------------                ------------  ---------------  ---------- ------------  -----------------   ---------------
Capital Appreciation Fund.....       0.75%           --          0.07%        0.82%            --                0.82%(15)
Dreyfus Stock Index Fund --
   Initial Shares.............       0.25%           --          0.02%        0.27%            --                0.27%
High Yield Bond Trust.........       0.52%           --          0.13%        0.65%            --                0.65%(1)
Managed Assets Trust..........       0.50%           --          0.09%        0.59%            --                0.59%(15)
ALLIANCEBERNSTEIN VARIABLE
   PRODUCT SERIES FUND, INC.
   AllianceBernstein Premier
     Growth Portfolio -- Class B*    1.00%          0.25%        0.05%        1.30%            --                  -- (2)
CITISTREET FUNDS, INC.
   CitiStreet Diversified Bond
     Fund -- Class I..........       0.44%           --          0.11%        0.55%            --                0.55%
   CitiStreet International
     Stock Fund -- Class I....       0.74%           --          0.16%        0.90%            --                0.90%
   CitiStreet Large Company
     Stock Fund -- Class I....       0.53%           --          0.10%        0.63%            --                0.63%
   CitiStreet Small Company
     Stock Fund -- Class I....       0.60%           --          0.19%        0.79%            --                0.79%
DELAWARE VIP TRUST
   Delaware VIP REIT Series --
     Standard Class...........       0.75%           --          0.11%        0.86%            --                0.86%(3)
DREYFUS VARIABLE INVESTMENT FUND
   Dreyfus Variable Investment
     Fund -- Developing Leaders
     Portfolio -- Initial Shares     0.75%           --          0.07%        0.82%            --                0.82%


                                                DISTRIBUTION                             CONTRACTUAL FEE       NET TOTAL
                                                   AND/OR                  TOTAL ANNUAL      WAIVER             ANNUAL
                                  MANAGEMENT   SERVICE (12b-1)   OTHER      OPERATING     AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                      FEE           FEES        EXPENSES     EXPENSES     REIMBURSEMENT        EXPENSES
-----------------                ------------  ---------------  ---------- ------------  -----------------   ---------------
FRANKLIN TEMPLETON VARIABLE
   INSURANCE PRODUCTS TRUST
   Franklin Small Cap Fund --
     Class 2 Shares*..........       0.51%          0.25%        0.29%        1.05%                              1.05%(4)
   Mutual Shares Securities
     Fund -- Class 2 Shares*..       0.60%          0.25%        0.20%        1.05%            --                1.05%(5)
   Templeton Developing Markets
     Securities Fund --
     Class 2 Shares*..........       1.25%          0.25%        0.30%        1.80%            --                1.80%
   Templeton Foreign Securities
     Fund -- Class 2 Shares*..       0.69%          0.25%        0.22%        1.16%                              1.16%(6)
   Templeton Global Asset
     Allocation Fund --
     Class 1 Shares...........       0.61%           --          0.21%        0.82%            --                  --(6)(22)
   Templeton Growth Securities
     Fund -- Class 1 Shares...       0.81%           --          0.07%        0.88%            --                0.88%(8)
GREENWICH STREET SERIES FUND
   Appreciation Portfolio.....       0.75%           --          0.02%        0.77%            --                0.77%
   Fundamental Value Portfolio       0.75%           --          0.02%        0.77%            --                0.77%
JANUS ASPEN SERIES
   International Growth
     Portfolio -- Service
     Shares*..................       0.65%          0.25%        0.11%        1.01%            --                1.01%
LAZARD RETIREMENT SERIES, INC.
   Lazard Retirement Small Cap
     Portfolio*...............       0.75%          0.25%        0.37%        1.37%                              1.37%(9)
MANAGED SEPARATE
   ACCOUNTS
   Travelers Growth and Income
     Stock Account for Variable
     Annuities (GIS)..........       0.65%           --            --         0.65%            --                0.65%
   Travelers Money Market
     Account for Variable
     Annuities (MM)...........       0.32%           --            --         0.32%            --                0.32%
   Travelers Quality Bond
     Account for Variable
     Annuities (QB)...........       0.32%           --            --         0.32%                              0.32%
PIMCO VARIABLE INSURANCE TRUST
   Total Return Portfolio --
     Administrative Class*....       0.25%          0.15%        0.26%        0.66%          0.01%               0.65%(10)
PUTNAM VARIABLE TRUST
   Putnam VT Small Cap Value
     Fund -- Class IB Shares*.       0.80%          0.25%        0.12%        1.17%            --                1.17%(11)
SALOMON BROTHERS VARIABLE
   SERIES FUNDS INC.
   All Cap Fund -- Class I....       0.85%           --          0.13%        0.98%            --                0.98%
   Investors Fund -- Class I..       0.70%           --          0.12%        0.82%            --                0.82%
   Small Cap Growth Fund --
     Class I..................       0.75%           --          0.51%        1.26%            --                1.26%



                                                DISTRIBUTION                             CONTRACTUAL FEE       NET TOTAL
                                                   AND/OR                  TOTAL ANNUAL      WAIVER             ANNUAL
                                  MANAGEMENT   SERVICE (12b-1)   OTHER      OPERATING     AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                      FEE           FEES        EXPENSES     EXPENSES     REIMBURSEMENT        EXPENSES
-----------------                ------------  ---------------  ---------- ------------  -----------------   ---------------
THE TRAVELERS SERIES TRUST
   Disciplined Mid Cap
     Stock Portfolio..........       0.70%           --          0.12%        0.82%            --                0.82%(12)
   Lazard International
     Stock Portfolio..........       0.83%           --          0.17%        1.00%            --                1.00%(15)
   MFS Mid Cap Growth Portfolio      0.80%           --          0.12%        0.92%            --                0.92%(13)
   MFS Value Portfolio........       0.75%           --          0.33%        1.08%            --                  --(13)(22)
   Pioneer Fund Portfolio.....       0.75%           --          0.40%        1.15%            --                1.15%(14)
   Social Awareness
     Stock Portfolio..........       0.62%           --          0.16%        0.78%            --                0.78%(15)
   U.S. Government
     Securities Portfolio.....       0.32%           --          0.10%        0.42%            --                0.42%(15)
TRAVELERS SERIES FUND INC.
   MFS Total Return Portfolio.       0.80%           --          0.02%        0.82%            --                0.82%
   Pioneer Strategic
     Income Portfolio.........       0.75%           --          0.25%        1.00%            --                1.00%
   SB Adjustable Rate Income
     Portfolio Smith
     Barney Class*............       0.60%          0.25%        3.87%        4.72%          3.72%               1.00%(16)
   Smith Barney Aggressive
     Growth Portfolio.........       0.80%           --          0.02%        0.82%            --                0.82%
   Smith Barney Large
     Capitalization Growth
     Portfolio................       0.75%           --          0.04%        0.79%            --                0.79%
   Strategic Equity Portfolio.       0.80%           --          0.04%        0.84%            --                0.84%
VAN KAMPEN LIFE INVESTMENT TRUST
   Comstock Portfolio
     Class II Shares*.........       0.60%          0.25%        0.05%        0.90%            --                0.90%
VARIABLE INSURANCE PRODUCTS FUND
   Equity-Income Portfolio --
     Initial Class............       0.48%           --          0.09%        0.57%            --                  --(17)(22)
   Growth Portfolio --
     Initial Class............       0.58%           --          0.09%        0.67%            --                  --(18)(22)
VARIABLE INSURANCE PRODUCTS
   FUND II
   Asset Manager Portfolio --
     Initial Class............       0.53%           --          0.10%        0.63%            --                  --(19)(22)
   Contrafund(R) Portfolio --
     Service Class 2*.........       0.58%          0.25%        0.10%        0.93%            --                  --(20)(22)
VARIABLE INSURANCE PRODUCTS
   FUND III
   Mid Cap Portfolio --
     Service Class 2*.........       0.58%          0.25%        0.12%        0.95%            --                  --(21)(22)
--------------

* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

NOTES
 (1) Management fee is based on 0.50% on first $50 million of net assets; 0.40% on the next $100 million; 0.30% on the next $100 million and 0.25% on assets in excess of $250 million. Other expenses include 0.06% administrative services fee the Fund pays to Travelers Insurance Company.
 (2) Total portfolio operating expenses do not reflect Alliance's waiver of a portion of its advisory fee. This waiver is effective as of January 1, 2004 and the fee reduction is expected to continue for a period of at least five years.
 (3) The investment advisor for the Delaware VIP REIT Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2004, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, and extraordinary expenses) would not exceed 0.95%. Effective May 1, 2004 through April 30, 2005, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, and extraordinary expenses) would not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.
 (4) While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees (Board) has set the current rate at 0.25% per year. The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Board and an order of the Securities and Exchange Commission. Including such reduction, Net Total Annual Operating Expenses are 1.01%.
 (5) While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.
 (6) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees (Board) and an order of the Securities and Exchange Commission (SEC). Including such reduction, Net Total Operating Expenses are 1.16%.
 (7) The Fund administration fee is paid indirectly through the management fee.
 (8) The Fund administration fee is paid indirectly through the management fee.
 (9) The Investment Manager has contractually agreed to waive its fee and, if necessary, reimburse the Portfolio through December 31, 2004 to the extent Total Annual Portfolio Operating Expenses exceed 1.25% of the Portfolio's average daily net assets.
 (10) "Other Expenses" reflects a 0.25% administrative fee, and 0.01% representing the Portfolio's pro rata Trustees' fees. PIMCO has contractually agreed, for the fund's current fiscal year, to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
 (11) There was no fee waiver or expense reimbursement for 2003, but effective January 28, 2004 there will be a limit in effect. Effective January 28, 2004, Putnam Management has agreed to limit its compensation (and, to the extent necessary, bear other expenses) through December 31, 2004, to the extent that each fund's net expenses as a percentage of its net assets exceed the average expense ratio for the fund's Lipper peer group of funds underlying variable insurance products.
 (12) Fund has a voluntary expense cap of 0.95%. Other Expenses include 0.06% administrative services fee the Fund pays to Travelers Insurance Company.
 (13) Fund has a voluntary expense cap of 1.00%. Other Expenses include 0.06% administrative services fee the Fund pays to Travelers Insurance Company.
 (14) Effective 5/1/03, shareholders approved a new Investment Advisory Agreement that increased the management fee from 0.65% to 0.75%. The actual Management Fee for the year was a blended rate of 0.72%. Other expense include 0.06% administrative services fee the Fund pays to Travelers Insurance Company.
 (15) Fund has a voluntary expense cap of 1.25%. Other Expenses include 0.06% administrative services fee the Fund pays to Travelers Insurance Company.
 (16) Management has contractually agreed to waive fees and/or reimburse expenses through a period of 16 months from October 31, 2003 so that "Net Annual Operating Expenses" will not exceed 1.00%.
 (17) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.56%. These offsets may be discontinued at any time.
 (18) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been 0.64%. These offsets may be discontinued as any time.
 (19) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.62%. These offsets may be discontinued at any time.
 (20) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.90%. These offsets may be discontinued at any time.
(21) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.93%. These offsets may be discontinued at any time.
(22) The table below shows the amount of the waiver or reimbursement and the net total annual operating expenses for Underlying Funds that have entered into a voluntary fee waiver and/or expense reimbursement arrangement. The net total annual operating expense figure reflects the fee waivers and/or expense reimbursements that were in effect as of the Underlying Fund's fiscal year end. However, as these arrangements are voluntary, they may be changed or terminated at any time, in which case the Underlying Fund would be subject to different net total annual operating expenses. Without such waivers performance would be lower.

                                                                                    VOLUNTARY FEE
                                                                                    WAIVER AND/OR
                                                                                       EXPENSE              NET TOTAL ANNUAL
       FUNDING OPTION                                                               REIMBURSEMENT          OPERATING EXPENSES
       ----------------                                                        -------------------       ---------------------
       Templeton Global Asset Allocation Fund -- Class 1 Shares............             0.01%                     0.81%
       MFS Value Portfolio.................................................             0.08%                     1.00%
       Equity-Income Portfolio -- Initial Class............................             0.01%                     0.56%
       Growth Portfolio -- Initial Class...................................             0.03%                     0.64%
       Asset Manager Portfolio -- Initial Class............................             0.01%                     0.62%
       Contrafund(R) Portfolio -- Service Class 2..........................             0.03%                     0.90%
       Mid Cap Portfolio -- Service Class 2................................             0.02%                     0.93%

EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. These examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

These examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The examples reflect the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the examples are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The examples assume that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the available optional benefits.

EXAMPLE 1 -- This example assumes that you have elected the most expensive death benefit option, and the Guaranteed Minimum Withdrawal Benefit at the maximum charge.

                                                IF CONTRACT IS SURRENDERED AT THE         IF CONTRACT IS NOT SURRENDERED OR
                                                      END OF PERIOD SHOWN:               ANNUITIZED AT END OF PERIOD SHOWN:
                                             ---------------------------------------- ------------------------------------------
FUNDING OPTION                               1 YEAR   3 YEARS    5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------                            -------- --------- ---------- ---------- --------  --------- ---------- -----------
Underlying Fund with Maximum Total Annual      784      1371      1985       3139       284       871       1485        139
Operating Expenses
Underlying Fund with Minimum Total Annual
Operating Expenses                            1218      2605      3931       6491       718       2105      3431        6491

EXAMPLE 2 -- This example assumes that you have elected the most expensive death benefit option, and the Guaranteed Minimum Withdrawal Benefit at the current charge.

                                                IF CONTRACT IS SURRENDERED AT THE         IF CONTRACT IS NOT SURRENDERED OR
                                                      END OF PERIOD SHOWN:               ANNUITIZED AT END OF PERIOD SHOWN:
                                             ---------------------------------------- ------------------------------------------
FUNDING OPTION                               1 YEAR   3 YEARS    5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------                            -------- --------- ---------- ---------- -------- ---------- ---------- -----------
Underlying Fund with Maximum Total Annual
Operating Expenses                             724      1192      1685       2545       224       692       1185        2545
Underlying Fund with Minimum Total Annual
Operating Expenses                            1161      2449      3695       6133       661      1949       3195        6133

EXAMPLE 3 -- This example assumes that you have elected the most expensive death benefit option, the Guaranteed Minimum Withdrawal Benefit at the current charge, and the MAPP program at the maximum fee. Under the MAPP program, you choose to enter into a separate investment advisory agreement with Tower Square for the purpose of receiving asset allocation advice. The program is not a part of the Contract issued by the Company.

                                                IF CONTRACT IS SURRENDERED AT THE         IF CONTRACT IS NOT SURRENDERED OR
                                                      END OF PERIOD SHOWN:               ANNUITIZED AT END OF PERIOD SHOWN:
                                             ---------------------------------------- ------------------------------------------
FUNDING OPTION                               1 YEAR   3 YEARS    5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------                            -------- --------- ---------- ---------- --------  --------- ---------- -----------
Underlying Fund with Minimum Total Annual
Operating Expenses                             804      1431      2082       3328       304       931       1582        3328
Underlying Fund with Maximum Total Annual
Operating Expenses                            1237      2657      4008       6605       737       2157      3508        6605


                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

No condensed financial information is shown because, as of December 31, 2003, the Variable Funding Options had not yet commenced operation.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Universal Annuity Advantage is a Contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                      MAXIMUM AGE BASED ON THE OLDER OF THE OWNER
              DEATH BENEFIT/OPTIONAL FEATURE              AND ANNUITANT ON THE CONTRACT DATE
      ----------------------------------------       ---------------------------------------------
      Standard Death Benefit                                               85

      Annual Step-Up to Age 75 Death Benefit                               75

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits. You should consult with your financial adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9406.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. Minimum Purchase Payment amounts are:

     o    IRAs: $1,000; minimum of $100 for subsequent payment

     o    other Qualified Contracts: $20

     o non-qualified Contracts: $1,000; minimum of $100 for subsequent payment

Any Purchase Payment that would cause the aggregate Purchase Payments under the Contract to exceed $1,000,000 are subject to our approval at our Home Office. Additional Purchase Payments are not permitted for Contracts purchased with a beneficiary-directed transfer of death benefit proceeds. We may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it in good order at our Home Office. We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in the value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment is determined by dividing the amount directed to each Variable Funding Option by the value of its Accumulation Unit. We calculate the value of an Accumulation Unit for each Variable Funding Option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the Annuity Period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

The Underlying Funds offered though this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Underlying Fund or an affiliate of the Underlying Fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment advisor, or its distributor. Finally, when the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product), the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

Each Underlying Fund is reviewed periodically after having been selected. Upon review, the Company may remove an Underlying Fund or restrict allocation of additional Purchase Payments to an Underlying Fund if the Company determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant contract owner assets.

In addition, if any of the Underlying Funds become unavailable for allocating Purchase Payments, or if we believe that further investment in an Underlying Fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

YOU WILL FIND DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS AND THEIR INHERENT RISKS IN THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS. SINCE EACH OPTION HAS VARYING DEGREES OF RISK, PLEASE READ THE PROSPECTUSES CAREFULLY. THERE IS NO ASSURANCE THAT ANY OF THE UNDERLYING FUNDS WILL MEET ITS INVESTMENT OBJECTIVES. CONTACT YOUR REGISTERED REPRESENTATIVE OR CALL 1-800-842-9406 TO REQUEST COPIES OF THE PROSPECTUSES.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, the Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the Underlying Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each Underlying Fund allocated to the Variable Funding Options under the Contract or other contracts offered by the Company. The amount of the fee that an Underlying Fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Underlying Fund. Aggregate fees relating to the different Underlying Funds may be as much as 0.60% of the average net assets of an Underlying Fund attributable to the relevant contracts. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are paid by an Underlying Fund out its assets as part of its Total Annual Operating Expenses.

The current Variable Funding Options are listed below, along with their investment advisers and any subadviser:


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                    OBJECTIVE                           ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------   ------------------------------------
Capital Appreciation Fund                  Seeks growth of capital. The Fund          Travelers Asset Management
                                           normally invests in equity securities      International Company LLC ("TAMIC")
                                           of issuers of any size and in any          Subadviser: Janus Capital Corp.
                                           industry.

Dreyfus Stock Index Fund -- Initial        Seeks to match the total return of the     The Dreyfus Corporation
Shares                                     S&P 500 Index. The Fund normally           Subadviser: Mellon Equity
                                           invests in all 500 stocks in the S&P       Associates
                                           500 in proportion to their weighting
                                           in the index.

High Yield Bond Trust                      Seeks high current income. The Fund        Travelers Asset Management
                                           normally invests in below                  International Company LLC ("TAMIC")
                                           investment-grade bonds and debt
                                           securities.

Managed Assets Trust                       Seeks high total return. The Fund          Travelers Asset Management
                                           normally invests in equities,              International Company LLC ("TAMIC")
                                           convertible and fixed-income               Subadviser: Travelers Investment
                                           securities. The Fund's policy is to        Management Company ("TIMCO")
                                           allocate investments among asset
                                           classes.

ALLIANCEBERNSTEIN VARIABLE PRODUCT
   SERIES FUND, INC.
   AllianceBernstein Premier Growth        Seeks growth of capital. The Fund          Alliance Capital Management L.P.
     Portfolio -- Class B                  normally invests in equity securities
                                           of a relatively small number of
                                           intensely researched U.S. companies.

CITISTREET FUNDS, INC.
   CitiStreet Diversified Bond Fund        Seeks maximum long term total return.      CitiStreet Funds Management LLC
     -- Class I                            The Fund normally invests in fixed         ("CitiStreet")
                                           income securities.                         Subadviser: Western
                                                                                      AssetManagement Company; Salomon
                                                                                      Brothers Asset Management
                                                                                      ("SBAM"); and SSgA Funds
                                                                                      Management ("SSgA")

   CitiStreet International Stock          Seeks maximum long term total return.      CitiStreet
     Fund -- Class I                       The Fund normally invests in the           Subadviser: Bank of Ireland Asset
                                           common stocks of established non-U.S.      Management (U.S.) Limited;
                                           companies.                                 Citigroup Asset Management
                                                                                      Limited, and SSgA

   CitiStreet Large Company Stock          Seeks maximum long term total return.      CitiStreet
     Fund -- Class I                       The Fund normally invests in the           Subadviser: Wellington Management
                                           common stocks of large, well               Company; Smith Barney Fund
                                           established companies.                     Management LLC, and SSgA

   CitiStreet Small Company Stock          Seeks maximum long term total return.      CitiStreet
     Fund -- Class I                       The Fund normally invests in the           Subadviser: TCW Investment
                                           common stocks of small companies.          Management; SBAM; and SSgA

DELAWARE VIP TRUST
   Delaware VIP REIT Series --             Seeks to achieve maximum long term         Delaware Management Company
     Standard Class                        total return with capital appreciation     ("Delaware")
                                           as a secondary objective. The Fund
                                           normally invests in companies that
                                           manage a portfolio of real estate to
                                           earn profits for shareholders (REITS).

DREYFUS VARIABLE INVESTMENT FUND
   Dreyfus Variable Investment Fund        Seeks to maximize capital                  The Dreyfus Corporation
     -- Developing Leaders Portfolio       appreciation. The Fund normally
     -- Initial Shares                     invests in companies with market
                                           capitalizations of less than $2
                                           billion at the time of purchase.


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                    OBJECTIVE                           ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------   ------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE
   PRODUCTS TRUST
   Franklin Small Cap Fund --              Seeks long-term capital growth. The        Franklin Advisers, Inc.
     Class 2 Shares                        Fund normally invests in small
                                           capitalization companies.

   Mutual Shares Securities Fund --        Seeks capital appreciation. Income is      Franklin Mutual Advisers, LLC
     Class 2 Shares                        a secondary objective. The Fund
                                           normally invests in equity securities
                                           of companies believed to be
                                           undervalued.

   Templeton Developing Markets            Seeks long-term capital appreciation.      Templeton Asset Management Ltd.
     Securities Fund -- Class 2 Shares     The Fund normally invests in the
                                           investments of emerging market
                                           countries, primarily equity securities.

   Templeton Foreign Securities Fund       Seeks long-term capital growth. The        Templeton Investment Counsel, LLC
     -- Class 2 Shares                     Fund normally invests in investments,
                                           primarily equity securities, of
                                           issuers located outside of the U.S.,
                                           including those in emerging markets.

   Templeton Global Asset Allocation       Seeks high total return. The Fund          Templeton Investment Counsel, LLC
     Fund -- Class 1 Shares                normally invests in equity securities
                                           of companies in any country, debt
                                           securities of companies and
                                           governments of any country, and in
                                           money market instruments and it may
                                           invest in high-yield, lower rated
                                           bonds.

   Templeton Growth Securities Fund        Seeks long-term capital growth. The        Templeton Global Advisors Limited
     -- Class 1 Shares                     Fund normally invests in equity
                                           securities of companies located
                                           anywhere in the world, including the
                                           U.S. and emerging markets.

GREENWICH STREET SERIES FUND
   Appreciation Portfolio                  Seeks long- term appreciation of           Smith Barney Fund Management LLC
                                           capital. The Fund normally invests in      ("SBFM")
                                           equity securities of U.S. companies.

   Fundamental Value Portfolio             Seeks long-term capital growth.            SBFM
                                           Current income is a secondary
                                           consideration. The Fund normally
                                           invests in common stocks, and common
                                           stock equivalents of companies,
                                           believed to be undervalued.

JANUS ASPEN SERIES
   International Growth Portfolio --       Seeks long-term growth of capital. The     Janus Capital
     Service Shares                        Fund normally invests in securities of
                                           issuers from at least five countries,
                                           excluding the U.S.

LAZARD RETIREMENT SERIES, INC.
   Lazard Retirement Small Cap             Seeks long-term capital appreciation.      Lazard Asset Management, LLC
     Portfolio                             The Fund normally invests in equity
                                           securities, principally common stocks,
                                           of relatively small U.S. companies
                                           that are believed to be undervalued
                                           based on their earnings, cash flow or
                                           asset values.

MANAGED SEPARATE ACCOUNTS
   Travelers Growth and Income Stock       Seeks long-term accumulation of            Travelers Asset Management
     Account for Variable Annuities        principal through capital appreciation     International Company LLC ("TAMIC")
     (GIS)                                 and retention of net investment            Subadviser: TIMCO
                                           income. The Fund normally invests in
                                           the common stocks of large U.S.
                                           companies based on a quantative
                                           screening process and to mirror the
                                           overall risk, sector weightings and
                                           growth value style characteristics of
                                           the S&P 500 Index.

   Travelers Money Market Account for      Seeks preservation of capital, a high      TAMIC
     Variable Annuities (MM)               degree of liquidity and high current
                                           income. The Fund normally invests in
                                           high quality U.S. dollar denomintaed
                                           money market instruments.

   Travelers Quality Bond Account for      Seeks current income, moderate capital     TAMIC
     Variable Annuities (QB)               volatility and total return. The Fund
                                           normally invests in investment-grade
                                           debt securities and money market
                                           instruments.


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                    OBJECTIVE                           ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------   ------------------------------------
PIMCO VARIABLE INSURANCE TRUST
   Total Return Portfolio --               Seeks maximum total return, consistent     Pacific Investment Management
     Administrative Class                  with preservation of capital and           Company LLC
                                           prudent investment management. The
                                           Fund normally invests in intermediate
                                           maturity fixed income securities.

PUTNAM VARIABLE TRUST
   Putnam VT Small Cap Value Fund --       Seeks capital appreciation. The Fund       Putnam Investment Management
     Class IB Shares                       normally invests in the common stocks      ("Putnam")
                                           of U.S. companies believed to be
                                           undervalued in the market.

SALOMON BROTHERS VARIABLE SERIES
   FUNDS INC.
   All Cap Fund -- Class I                 Seeks capital appreciation. The Fund       Salomon Brothers Asset Management
                                           normally invests in common stocks and      ("SBAM")
                                           their equivalents of companies
                                           believed to be undervalued in the
                                           marketplace.

   Investors Fund -- Class I               Seeks long term growth of capital.         SBAM
                                           Secondarily seeks current income. The
                                           Fund normally invests in common stocks
                                           of established companies.

   Small Cap Growth Fund -- Class I        Seeks long term growth of capital. The     SBAM
                                           Fund normally invests in equity
                                           securities of companies with small
                                           market capitalizations.

THE TRAVELERS SERIES TRUST
   Disciplined Mid Cap Stock Portfolio     Seeks growth of capital. The Fund          TAMIC
                                           normally invests in the equity             Subadviser: Travelers Investment
                                           securities of companies with mid-size      Management Company ("TIMCO")
                                           market capitalizations.

   Lazard International Stock              Seeks capital appreciation. The Fund       TAMIC
     Portfolio                             normally invests in equity securities      Subadviser: Lazard Asset Management
                                           of non-U.S. domiciled companies
                                           located in developed markets.

   MFS Mid Cap Growth Portfolio            Seeks long term growth of capital. The     TAMIC
                                           Fund normally invests in equity            Subadviser: MFS
                                           securities of companies with medium
                                           market capitalization that are
                                           believed to have above average growth
                                           potential.

   MFS Value Portfolio                     Seeks capital appreciation and             TAMIC
                                           reasonable income. The Fund normally       Subadviser: MFS
                                           invests in income producing equity
                                           securities of companies believed to be
                                           undervalued in the market.

   Pioneer Fund Portfolio                  Seeks reasonable income and capital        TAMIC
                                           growth. The Fund normally invests in       Subadviser: Pioneer Investment
                                           equity securities that are carefully       Management Inc.
                                           selected, reasonably priced securities.

   Social Awareness Stock Portfolio        Seeks long term capital appreciation       Smith Barney Fund Management LLC
                                           and retention of net investment            ("SBFM")
                                           income. The Fund normally invests in
                                           equity securities. The Fund seeks
                                           companies that meet certain investment
                                           criteria and social criteria.

   U.S. Government Securities              Seeks current income, total return and     TAMIC
     Portfolio                             high credit quality. The Fund normally
                                           invests in securities issued or
                                           guaranteed by the U.S. Government, its
                                           agencies or instrumentalities.


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                    OBJECTIVE                           ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------   ------------------------------------
TRAVELERS SERIES FUND INC.
   MFS Total Return Portfolio              Seeks above average income consistent      TIA
                                           with the prudent employment of             Subadviser: MFS
                                           capital. Secondarily, seeks growth of
                                           capital and income. The Fund normally
                                           invests in a broad range of equity and
                                           fixed-income securities of both U.S.
                                           and foreign issuers.

   Pioneer Strategic Income Portfolio      Seeks high current income consistent       TIA
                                           with preservation of capital. The Fund     Subadviser: Putnam Investment
                                           normally invests in debt securities of     Management, Inc.
                                           U.S. and foreign governments and
                                           corporations.

   SB Adjustable Rate Income               Seeks high current income and to limit     Smith Barney Fund Management LLC
     Portfolio Smith Barney Class          the degree of fluctuation of its net
                                           asset value resulting from movements
                                           in interest rates. The Fund normally
                                           invests in adjustable rate securities.

   Smith Barney Aggressive Growth          Seeks long-term capital appreciation.      SBFM
     Portfolio                             The Fund normally invests in common
                                           stocks of companies that are
                                           experiencing, or are expected to
                                           experience, growth in earnings.

   Smith Barney Large Capitalization       Seeks long term growth of capital. The     SBFM
     Growth Portfolio                      Fund normally invests in equities, or
                                           similar securities, of companies with
                                           large market capitalizations.

   Strategic Equity Portfolio              Seeks capital appreciation. The Fund       TIA
                                           normally invests in the equity             Subadviser: Fidelity Management &
                                           securities, primarily in common stocks     Research Company ("FMR")
                                           of domestic issuers, and is not
                                           constrained to any particular
                                           investment style.

VAN KAMPEN LIFE INVESTMENT TRUST
   Comstock Portfolio Class II Shares      Seeks capital growth and income. The       Van Kampen Asset Management Inc.
                                           Fund normally invests in common and        ("Van Kampen")
                                           preferred stocks, and convertible
                                           securities, of well established
                                           undervalued companies.

VARIABLE INSURANCE PRODUCTS FUND
   Equity-Income Portfolio -- Initial      Seeks reasonable income. The Fund          Fidelity Management & Research
     Class                                 normally invests in equity securities      Company ("FMR")
                                           with a focus on income producing
                                           equities.

   Growth Portfolio -- Initial Class       Seeks capital appreciation. The Fund       Fidelity Management & Research
                                           normally invests in common stocks          Company ("FMR")
                                           believed to have above-average growth
                                           potential.

VARIABLE INSURANCE PRODUCTS FUND II
   Asset Manager Portfolio -- Initial      Seeks high total return with reduced       Fidelity Management & Research
     Class                                 risk over the long-term. The Fund          Company ("FMR")
                                           normally invests by allocating assets
                                           among stocks, bonds and short-term
                                           instruments.

   Contrafund(R) Portfolio -- Service        Seeks long term capital appreciation.    Fidelity Management & Research
     Class 2                               The Fund normally invests in common        Company ("FMR")
                                           stocks of companies whose value may
                                           not be fully recognized by the public.
VARIABLE INSURANCE PRODUCTS FUND III
   Mid Cap Portfolio -- Service            Seeks long term growth of capital. The     Fidelity Management & Research
    Class 2                                Fund normally invests in common stocks     Company ("FMR")
                                           of companies with medium market
                                           capitalizations.

                                  FIXED ACCOUNT
--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix B for more information.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     o the ability for you to make withdrawals and surrenders under the Contracts

     o the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     o the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     o    administration of the annuity options available under the Contracts

     o    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     o losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     o sales and marketing expenses including commission payments to your sales agent and

     o    other costs of doing business

Risks we assume include:

     o that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     o that the amount of the death benefit will be greater than the Contract Value

     o that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which Purchase Payments and earnings are withdrawn in order to determine the withdrawal charge. We will not reduce or eliminate the withdrawal charge or the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge (deferred sales charge) of 5% will apply if a Purchase Payment is withdrawn within five years of its payment date. This deferred sales charge is deducted only from Purchase Payments withdrawn, not on growth. For this calculation, the five years is measured from the first day of the month the payment is made.

In the case of a partial withdrawal, payments made first will be considered to be withdrawn first ("first in, first out"). In no event may the withdrawal charge exceed 5% of premiums paid in the five years immediately preceding the withdrawal date, nor may the charge exceed 5% of the amount withdrawn.

For purposes of the withdrawal charge calculation, withdrawals will be deemed to be taken first from:

     (a)  any Purchase Payments to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) after reduction by the amount of (a), then

     (c) any Purchase Payments to which withdrawal charges apply (on a first-in, first-out basis) and, finally

     (d)  from any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge due to:

     o the death of the Contract Owner or Annuitant with no Contingent Annuitant surviving;

     o minimum distributions (as defined by the Internal Revenue Code) taken under our Managed Distribution Program then in effect if elected by the Contract Owner by written request;

     o    the start of a Life Annuity option;

     o the start of Payments for a Fixed Period of at least a 5-year duration;

     o disability of the Annuitant, subsequent to the Contract Date, as defined by the Internal Revenue Code, for Contracts issued as 403(b) Plan; or o a distribution under a Contract issued as a 403(b) plan where the Annuitant is over age 55 and retired and the Contract has been in effect for at least 5 years. Payment must be made to the Contract Owner. Proof of retirement is required if the Annuitant is under age 65.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year and prior to the Maturity Date, you may withdraw up to 10% of the Contract Value annually. We calculate the available withdrawal amount as of the end of the previous Contract Year. The free withdrawal provision applies to all withdrawals. We reserve the right to not permit the provision on a full surrender. You may withdraw the Free Withdrawal Allowance during the first Contract Year if taken under a systematic withdrawal program.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGE

Before the Maturity Date, we deduct a semiannual Contract administrative charge of $15 in June and December of each year from amounts allocated to the Separate Accounts. This charge is waived if your Contract Value is $60,000 or greater on the date the charge would be assessed. It is also waived from distribution of proceeds due to death. The charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e., calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts we hold in each Separate Account applicable to the Variable Funding Options you select. We reflect the deduction in our calculation of accumulation and Annuity Unit values. If you choose the Standard Death Benefit, the M&E charge is 1.25% annually. If you select the Annual Step-Up to Age 75 Death Benefit, the M&E charge is 1.40% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If the GMWB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 1.00% of the amounts held in each Variable Funding Option. The current charge is 0.40%. Your current charge will not change unless you reset your benefits, at which time we may modify the charge.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, Contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

ASSET ALLOCATION ADVICE

If you are a participant in the MAPP Program, there is an additional fee. Please see the section "Asset Allocation Services" in this prospectus.

MANAGED SEPARATE ACCOUNTS: MANAGEMENT AND FEES

The investments and administration of each managed Separate Account are under the direction of a Board of Managers. Subject to the authority of each Board of Managers, TIMCO and TAMIC furnish investment management and advisory services as indicated in the Investment Option Chart. Additionally, the Board of Managers for each managed Separate Account annually selects an independent public accountant, reviews the terms of the management and investment advisory agreements, recommends any changes in the fundamental investment policies (and submits any such changes to Contract Owners at a special meeting), and takes any other actions necessary in connection with the operation and management of the managed Separate Accounts.The Travelers Investment Management Company ("TIMCO") is a registered investment adviser that has provided investment advisory services since its incorporation in 1967. Its principal offices are located at 100 First Stamford Place, Stamford, Connecticut, and it is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc., which is a wholly owned subsidiary of Citigroup Inc., a bank services holding company.

Travelers Asset Management International Company LLC ("TAMIC") is a registered investment adviser that has provided investment advisory services since its incorporation in 1978. Its principal offices are located at One Cityplace, Hartford, Connecticut, and it is an indirect wholly owned subsidiary of Citigroup Inc., a bank holding company. TAMIC provides investment and management and advisory services to Accounts GIS, QB and MM.


                        ACCOUNT                                                ANNUAL MANAGEMENT FEE
---------------------------------------------------------   -------------------------------------------------------------
Account GIS...........................................                 0.65% of the first $500,000,000, plus
                                                                       0.55% of the next $500,000,000, plus
                                                                       0.50% of the next $500,000,000, plus
                                                                       0.45% of the next $500,000,000, plus
                                                                       0.40% of amounts over $2,000,000,000
                                                                   (of Account GIS's aggregate net asset value)
Account QB............................................                 0.3233% of average daily net assets
Account MM............................................                 0.3233% of average daily net assets

TAMIC also supervises the subadvisor of Account GIS, TIMCO. According to the terms of this written subadvisory agreement, TAMIC will pay TIMCO a fee equivalent on an annual basis to the following:

                ANNUAL                                                                     AGGREGATE NET ASSET
           SUBADVISORY FEE                                                                 VALUE OF THE ACCOUNT
---------------------------------------                                          -----------------------------------------
                0.45%                               of the first                          $700,000,000 plus
                0.275%                              of the next                           $300,000,000 plus
                0.25%                               of the next                           $500,000,000 plus
                0.225%                              of the next                           $500,000,000 plus
                0.20%                               of amounts over                       $2,000,000,000


TIMCO also acts as investment adviser or subadviser for:

       o   other investment companies used to fund variable products

       o   individual and pooled pension and profit-sharing accounts

       o   affiliated companies of The Travelers Insurance Company.

TAMIC also acts as investment adviser or subadviser for:

       o   other investment companies used to fund variable products

       o individual and pooled pension and profit-sharing accounts and domestic insurance companies affiliated with The Travelers Insurance Company

       o   nonaffiliated insurance companies.

                                    TRANSFERS
--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. Transfers from the Fixed Account are subject to restrictions described in Appendix B.

Currently, there are no charges for transfers; however, we reserve the right to charge a $10 fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. EXCESSIVE TRADING IS DISRUPTIVE TO THE MANAGEMENT OF AN UNDERLYING FUND AND INCREASES OVERALL COSTS TO ALL INVESTORS IN THE UNDERLYING FUND. If, in our sole discretion, we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Contract Owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We will notify you in writing if we choose to exercise our contractual right to restrict your transfers.

In determining whether we believe you are engaged in excessive trading activity, we will consider, among other things, the following factors:

          o    the dollar amount you request to transfer;

          o the number of transfers you made within the previous three months;

          o whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and

          o whether your transfers are part of a group of transfers made by a third party on behalf of several individual Contract Owners.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

We also reserve the right to restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

          o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

          o reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party.

The policy of the Company is to seek to apply its anti-market timing and excessive trading procedures uniformly.

FUTURE MODIFICATIONS. We will continue to monitor the transfer activity occurring among the Variable Funding Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Contract Owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Program, the interest rate can accrue up to 6 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this Program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program Purchase Payment, the entire balance in the Program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the Program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                            ASSET ALLOCATION SERVICES
--------------------------------------------------------------------------------

GENERAL

Asset allocation is a method of investment diversification that allocates assets among asset classes with the goal of managing investment risk and potentially enhancing returns over the long term. An asset class refers to a category of investments having similar characteristics, such as stocks/equities, bonds/ fixed income, and cash equivalents. There are often further divisions among wider asset classes, for example, classes representing company size (large cap, mid cap, and small cap), and classes representing foreign and U.S. investments.

Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility over the long term. THERE IS NO ASSURANCE THAT INVESTMENT RETURNS WILL BE BETTER THROUGH PARTICIPATION IN AN ASSET ALLOCATION PROGRAM -- INVESTMENTS MAY STILL LOSE MONEY AND EXPERIENCE VOLATILITY.

THE ASSET ALLOCATION PROGRAM DESCRIBED BELOW IS NOT A PART OF THE CONTRACT ISSUED BY THE COMPANY. THE COMPANY IS NOT REGISTERED AS AN INVESTMENT ADVISER, AND IS NOT OFFERING INVESTMENT ADVICE IN MAKING AVAILABLE THE ASSET ALLOCATION PROGRAM.

MANAGED ADVISORY PORTFOLIO PROGRAM

An affiliate of the Company, Tower Square Securities Inc. ("Tower Square"), offers an asset allocation program to participants of qualified retirement plans who own the Contract individually or are participants in a group Contract owned by the plan (collectively, "participants"). The program, called Managed Advisory Portfolio Program (the "program"), is available for an additional asset-based fee that is payable by the participant to Tower Square for offering the program. These payments are in addition to any compensation payable by the Company to Tower Square for selling the Contract. When a participant elects the program ("program participant"), he or she must enter into an investment advisory agreement with Tower Square. Tower Square may not offer the program to all purchasers of the Contract.

THE FOLLOWING IS A GENERAL DESCRIPTION OF THE MANAGED ADVISORY PORTFOLIO PROGRAM -- A COMPLETE DESCRIPTION IS AVAILABLE IN THE DISCLOSURE STATEMENT FOR THE PROGRAM. NOTE: THERE ARE LIMITATIONS ON THE INVESTMENT ADVISORY ACTIVITIES THAT TOWER SQUARE'S REPRESENTATIVES CAN PERFORM FOR PROGRAM PARTICIPANTS. PLEASE REFER TO THE DISCLOSURE STATEMENT AND OTHER DOCUMENTS THAT TOWER SQUARE IS REQUIRED TO PROVIDE TO YOU.

Except as described below, a program participant must allocate his or her Contract Value according to one of six model portfolios developed by Standard & Poor's Investment Advisory Services LLC ("Standard & Poor's"), an investment adviser that Tower Square engaged to create the program. When electing the program, a program participant must complete a standardized questionnaire. Based on the results of the questionnaire, one of the six model portfolios is matched to the program participant based on his or her risk tolerance and investment time horizon. The program participant selects from the six model portfolios, and may select a model portfolio that is different than the recommended model portfolio.

Each model portfolio has different allocation percentages within each asset class, and is intended for a specific type of investor, from highly aggressive to very conservative. Each model portfolio identifies one or more Variable Funding Options offered under the Contract that correspond to each asset class within the model portfolio. A program participant will have his or her Contract Value allocated among the Variable Funding Options according to the applicable asset class weightings within the model portfolio elected. A program participant may also choose to create his or her own portfolio by changing the allocation percentages within an asset class or by electing different Variable Funding Options than those that are recommended in a model portfolio ("customized portfolio"). Tower Square's representatives cannot provide investment advice related to the creation of a customized portfolio. Furthermore, a program participant who chooses to create a customized portfolio will not receive a periodic review and changes to his or her portfolio as would be provided by Standard & Poor's for the model portfolios, as described below.

At least annually, Standard & Poor's reviews the model portfolios and may make appropriate changes to the allocation percentages within the asset classes of the model portfolios and the recommended Variable Funding Options. If, as a result of such review, a change is made to a model portfolio, Tower Square will notify program participants in advance of the change, and the participant will have the opportunity to reject the change. Standard & Poor's will not periodically review customized portfolios chosen by program participants; however, those participants will receive written materials from Tower Square about the changes being made to the model portfolios, and will be eligible to elect a model portfolio at any time.

At any time, a program participant can request a change to his or her model portfolio or the allocation of his or her Contract Value amongst the Variable Funding Options, or can elect to terminate the program. Tower Square representatives will make reasonable efforts to contact program participants at least annually to discuss any adjustments to the models and to determine whether the participant's investment objectives have changed. In addition, program participants will receive a quarterly performance report from the Company that provides information about the Variable Funding Options.

A program participant can elect to have his or her Contract Value "rebalanced" on a monthly, quarterly, semi-annual, or annual basis, to maintain the asset allocation percentages originally selected according to the model portfolio or a customized portfolio.

A program participant who chooses a model portfolio must allocate 100% of his or her Contract Value to the Variable Funding Options under the model portfolio they have chosen. A program participant who chooses to create a customized portfolio may select any Variable Funding Options offered under the Contract, and may also utilize the Fixed Account under the Contract (if available).

PROGRAM FEES -- DEDUCTIONS FROM CONTRACT VALUE

Tower Square charges an annual asset-based fee to participate in the program as a percentage of the participant's Contract Value, as described in the table below.
                                                   MAXIMUM ANNUAL FEE FOR
 CONTRACT VALUE EQUAL TO                              MANAGED ADVISORY
     OR GREATER THAN           BUT LESS THAN         PORTFOLIO PROGRAM
---------------------------   -----------------    ------------------------
            $0                    $25,000                   0.80%
         $25,000                  $50,000                   0.65%
         $50,000                  $75,000                   0.50%
         $75,000                  $100,000                  0.35%
        $100,000+                                           0.20%


The annual fee to participate in the program is in addition to any Contract fees and charges. Tower Square will charge the same annual fee whether a participant elects a model portfolio or creates a customized portfolio. Alternative fees may be negotiated by the qualified retirement plan and applied to all participants who elect the program. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender. Partial surrenders made to pay program fees will reduce the participant's Contract Value, the guaranteed minimum death benefit, and the amount available for free withdrawals. PLEASE CONSULT WITH YOUR INVESTMENT PROFESSIONAL TO DISCUSS THE PROGRAM.

THE COMPANY IS NOT THE SPONSOR OF THE ASSET ALLOCATION PROGRAM DESCRIBED ABOVE. HOWEVER, THE COMPANY HAS AGREED TO FACILITATE ADMINISTRATION AND THE COLLECTION AND PAYMENT OF INVESTMENT ADVISORY FEES PAYABLE TO TOWER SQUARE UNDER THE TERMS OF THE ADVISORY AGREEMENT THAT IT ENTERS INTO WITH PARTICIPANTS. TOWER SQUARE, FROM ITS OWN GENERAL REVENUES, PAYS THE COMPANY 0.05% PER YEAR OF ASSETS IN THE PROGRAM FOR FACILITATING THE PROCESSING OF THE QUARTERLY FEES.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

The Contract Owner may redeem all or any portion of the Cash Surrender Value any time before the Maturity Date. Unless you submit a Written Request specifying the fixed or Variable Funding Option(s) from which amounts are to be withdrawn, the withdrawal will be made on a pro rata basis. The Cash Surrender Value will be determined as of the business day after we receive the surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments made. Withdrawals during the annuity period are not allowed.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

Participants in Section 403(b) tax-deferred annuity plans may not withdraw certain salary reduction amounts before reaching age 59 1/2, unless withdrawn due to separation from service, death, disability or hardship. (See Federal Tax Considerations.)

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

We offer a Guaranteed Minimum Withdrawal Benefit rider ("GMWB Rider") for an additional charge. The GMWB Rider guarantees a return of your Purchase Payments regardless of market conditions if you do not withdraw more than a certain amount per year. Once you elect this benefit, you cannot cancel it. You may elect the benefit at time you purchase your Contract, or you may elect to add the benefit to your Contract at any time after your Contract Date. You may only elect this benefit if you are age 55 or older. GMWB will automatically terminate upon annuitization or if you assign your Contract to a different Contract Owner.

If you elect the benefit at the time you purchase your Contract, your initial Purchase Payment is used to determine your initial remaining benefit base, ("RBB"), or the maximum amount of money that is guaranteed to be returned to you subject to the conditions below. If you elect to add the benefit to your Contract after your Contract Date, your Contract Value on the date you elect the benefit is used to determine your initial RBB. The maximum amount you may withdraw on an annual basis without an adverse effect on your guarantee is your annual withdrawal benefit ("AWB").

If you make your first withdrawal within three full years after the effective date of your GMWB, your AWB will equal 5% of your RBB immediately prior to your first withdrawal. If you begin making withdrawals more than three complete years after the effective date of your GMWB, your AWB will equal 10% of your RBB immediately prior to your first withdrawal. Your AWB may be taken on any payment schedule you request, e.g. monthly. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of or none of your AWB in any given year, your RBB and AWB will not increase. You can continue to receive your AWB until the RBB is depleted. If you take a partial withdrawal, and your AWB is greater than the free withdrawal allowance, withdrawal charges are waived only on amounts up to your AWB.

Your RBB and AWB will not change unless you make subsequent Purchase Payments or take withdrawals from your Contract, as described below.

If you make subsequent payments, we will recalculate your RBB and your AWB. Your new RBB equals your RBB immediately prior to the subsequent payment plus the subsequent payment. We reserve the right not to include subsequent Purchase Payments in the calculation of the RBB. When your RBB is adjusted because you have made a subsequent Purchase Payment, your AWB is recalculated to equal the AWB immediately prior to the subsequent payment, plus either 5% or 10% of the subsequent payment, depending on when you have taken your first withdrawal.

We must consent to any RBB over $1 million. We may impose a maximum RBB in the future. We would impose the maximum RBB by excluding subsequent premium payments from the RBB. Such a maximum would not apply to any RBB to which we previously consented. These restrictions may apply differently depending on the state that your Contract is issued.

WITHDRAWALS: If the total of all withdrawals since the most recent Contract Date anniversary (or for Contract Owners who elect GMWB after the Contract Date, the "GMWB election anniversary"), including the current withdrawal, is equal to or less than your AWB immediately prior to the current withdrawal, we will recalculate your RBB to equal the RBB immediately prior to the withdrawal, less the amount of the current withdrawal.

If the total amount of all withdrawals since the most recent Contract Date anniversary (or GMWB election anniversary), including the current withdrawal, exceed the AWB, we will recalculate both your RBB and AWB by applying a partial surrender reduction. The partial surrender reduction is equal to 1) the RBB or AWB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

For example, assume your initial Purchase Payment is $100,000 (or for Contract Owners who elect GMWB after the Contract Date, your Contract Value on the GMWB effective date is $100,000), your age is less than 70, and a withdrawal of $10,000 is taken in Contract Year two (or GMWB election year two):

  ------------------------------------------------------------------------------------------------------------------------------
                                 Assumes 15% gain on investment                        Assumes 15% loss on investment
  ------------------------------------------------------------------------------------------------------------------------------
                       Contract                                               Contract
                        Value             RBB                AWB (5%)          Value             RBB              AWB (5%)
  ------------------------------------------------------------------------------------------------------------------------------
  Values as of
  ------------------------------------------------------------------------------------------------------------------------------
  Contract Date (or    $100,000         $100,000              $5,000          $100,000        $100,000             $5,000
  GMWB effective
  date)
  ------------------------------------------------------------------------------------------------------------------------------
  Immediately prior    $115,000         $100,000              $5,000          $85,000         $100,000             $5,000
  to withdrawal,
  Contract Year two
  (or GMWB election
  year two)
  ------------------------------------------------------------------------------------------------------------------------------
  Immediately after    $105,000         $91,304               $4,565          $75,000          $88,235             $4,412
  withdrawal,
  Contract Year two                   [100,000 --        [5,000 -- (5,000                    [100,000 --      [5,000 -- (5,000
  (or GMWB election                     (100,000         x10,000/115,000)]                    (100,000        x10,000/85,000)]
  year two)                        x10,000/115,000)]                                      x10,000/85,000)]
  ------------------------------------------------------------------------------------------------------------------------------

  ------------------------------------------------------------------------------------------------------------------------------
  Change in Value      $10,000           $8,696                $435           $10,000          $11,765               $588
  Due to Withdrawal
  (Partial
  Surrender
  Reduction)
  ------------------------------------------------------------------------------------------------------------------------------

You may choose to reset your RBB to equal your current Contract Value any time on or after the 5th Contract Date anniversary if you elect the benefit at the time you purchase your Contract (or on or after the 5th GMWB election anniversary). Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the current charge in effect at the time of the reset will apply which may be higher than the current charge. Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. Your second and all subsequent resets must occur at least 5 years from the most recent reset. If your first withdrawal from the Contract is prior to your third Contract Date anniversary (or your 3rd GMWB election anniversary), your AWB will equal 5% of your RBB after any reset. Similarly, if you began taking withdrawals after your third Contract Year (or after your 3rd GMWB election anniversary), your AWB will equal 10% of your RBB after any reset. In addition, the length of time over which you can expect to receive your RBB will be reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on a contract anniversary (or GMWB election anniversary).

If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     o The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit will be paid.

     o The total annual payment amount will equal the AWB and will never exceed your RBB, and

     o We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect this option, you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM

Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

LOANS

Loans may be available under certain Qualified Contracts. Loans may only be taken against funds allocated or transferred to the Fixed Account. If available, all loan provisions are described in your Contract or loan agreement. You may not elect the GMWB benefit and have a loan on your Contract at the same time. If you anticipate needing a loan, you should not purchase GMWB.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

JOINT OWNER. For non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

CONTINGENT ANNUITANT. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living;

     o    the death benefit will not be payable upon the Annuitant's death

     o    the Contingent Annuitant becomes the Annuitant

     o    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT
--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Contract Owner or the Annuitant dies and there is no surviving Contingent Annuitant. At purchase, you elect either the Standard Death Benefit or the Annual Step-Up to Age 75 Death Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance (Death Report Date).

Two different types of death benefits are available under the Contract prior to the Maturity Date:

     o    Standard Death Benefit

     o    Annual Step-Up Death Benefit to Age 75

The Annual Step-Up Death Benefit to Age 75 may not be available in all jurisdictions.

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner." All death benefits will be reduced by any premium tax and outstanding loans not previously deducted.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

Upon the death of the Annuitant, the death benefit payable as of the Death Report Date will be the greatest of (a), (b) or (c) below, each reduced by any applicable premium tax or outstanding loan balance:

     a)   the Contract Value on the Death Report Date; or

     b)   the Adjusted Purchase Payment (as described below); or

     c)   the Five-Year Step-Up Value to Age 75 (if any, as described below).

ADJUSTED PURCHASE PAYMENT

The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase

Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

FIVE-YEAR STEP-UP VALUE TO AGE 75

A Step-Up Value will be established on the fifth Contract Date anniversary that occurs on or prior to the date of death. The Step-Up Value will initially equal the Contract Value on that anniversary. On each Contract Date anniversary that occurs five (5) years from when the last Step-Up Value was determined before the Annuitant's 75th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 75th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If either the Death Report Date or the Annuitant's 75th birthday occurs before the fifth Contract Date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION

FOR THE ADJUSTED PURCHASE PAYMENT:

A Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

FOR THE STEP-UP VALUE:

The Partial Surrender Reduction is equal to (1) the Step-Up Value in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value, immediately prior to the partial surrender.

If you are age 70 or older when you purchase this Contract, you should consider that there is no Step-Up Value under the Standard Death Benefit.

ANNUAL STEP-UP DEATH BENEFIT TO AGE 75

You may select the Annual Step-Up Death Benefit to Age 75 for an extra charge.

Upon the death of the Annuitant, the death benefit payable as of the Death Report Date will be the greatest of (a), (b) or (c) below, each reduced by any applicable premium tax or outstanding loan balance:

     a)   the Contract Value on the Death Report Date; or

     b)   the Adjusted Purchase Payment (as described below); or

     c)   the Annual Step-Up Value to Age 75 (if any, as described below).

ADJUSTED PURCHASE PAYMENT

The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

ANNUAL STEP-UP VALUE TO AGE 75

A Step-Up Value will be established on the first Contract Date anniversary that occurs on or prior to the date of death. The Step-Up Value will initially equal the Contract Value on that anniversary. On each Contract Date anniversary that occurs before the Annuitant's 75th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a partial Surrender Reduction as described above. The only changes made to the Step-Up Value on or after the Annuitant's 75th birthday will be those related to additional Purchase Payments or partial surrenders as described above. If either the Death Report Date or the Annuitant's 75th birthday occurs before the first Contract Date anniversary, there is no Step-Up Value.

The Annual Step-Up Death Benefit to Age 75 is not available if you or your Annuitant is age 76 or older on the Contract Date.

PARTIAL SURRENDER REDUCTION

FOR THE ADJUSTED PURCHASE PAYMENT:

A Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

FOR THE STEP -- UP VALUE:

The Partial Surrender Reduction is equal to (1) the Step-Up Value in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value, immediately prior to the partial surrender.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

-------------------------------------------------------------------------------------------------------------------------------
BEFORE THE MATURITY DATE, UPON       THE COMPANY WILL PAY                                                 MANDATORY PAYOUT
       THE DEATH OF THE                THE PROCEEDS TO:                     UNLESS. . .                     RULES APPLY*
-------------------------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE               The beneficiary (ies),      Unless the beneficiary elects to         Yes
ANNUITANT)                          or if none, to the          continue the Contract rather than
                                    CONTRACT OWNER'S            receive the distribution.
                                    estate.
-------------------------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)        The beneficiary (ies),      Unless the beneficiary elects to         Yes
                                    or if none, to the          continue the Contract rather than
                                    CONTRACT OWNER'S            receive the distribution.
                                    estate.
-------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE           The beneficiary (ies),      Unless the beneficiary elects to         Yes
CONTRACT OWNER)                     or if none, to the          continue the Contract rather than
                                    CONTRACT OWNER.             receive the distribution.
-------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE CONTRACT      See death of "owner                                                  Yes
OWNER)                              who is the ANNUITANT"
                                    above.
-------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A         The beneficiary (ies)                                                Yes (Death of
NONNATURAL ENTITY/TRUST)            (e.g. the trust) or if                                               ANNUITANT is
                                    none, to the OWNER.                                                  treated as death
                                                                                                         of the owner in
                                                                                                         these
                                                                                                         circumstances.)
-------------------------------------------------------------------------------------------------------------------------------
BENEFICIARY                         No death proceeds are                                                N/A
                                    payable; Contract
                                    continues.
-------------------------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY              No death proceeds are                                                N/A
                                    payable; Contract
                                    continues.
-------------------------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             MANDATORY
BEFORE THE MATURITY DATE, UPON          THE COMPANY WILL                                                    PAYOUT RULES
       THE DEATH OF THE               PAY THE PROCEEDS TO:       UNLESS. . .                                               APPLY*
-------------------------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT                     The beneficiary(ies),        Unless the beneficiary elects to        Yes
                                    or if none, to the           continue the Contract rather than
                                    CONTRACT OWNER'S estate.     receive the distribution.
-------------------------------------------------------------------------------------------------------------------------------
BENEFICIARY                         No death proceeds are                                                N/A
                                    payable; Contract
                                    continues.
-------------------------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY              No death proceeds are                                                N/A
                                    payable; Contract
                                    continues.

-------------

     * Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (NON-QUALIFIED CONTRACTS, IRAS AND ROTH IRAS ONLY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump-sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

       o   transfer ownership

       o   make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. All other fees and charges applicable to the original Contract will also apply to the continued Contract. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     o through an annuity for life or a period that does not exceed the beneficiary's life expectancy or

     o under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(s) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). The Maturity Date must be at least 13 months after the Contract Date. You can also choose among annuity options or elect a lump-sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life; (b) for life with a minimum number of payments assured; or (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor, or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday or ten years after the effective date of the Contract, if later.

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your cash value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See Transfers.)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.5%. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3.5%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3.5%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3.5%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your cash value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS
--------------------------------------------------------------------------------
ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once annuity payments have begun, no further elections are allowed. Once annuity payments have begun, the Contract has no cash surrender value and no full or partial withdrawals are permitted, except if you select a variable annuity under Option 5 Payments for a Fixed Period.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 5 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See Annuity Options.)

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, we reserve the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the person on whose life the payments are based, terminating with the last payment preceding death. While this option offers the maximum periodic payment, there is no assurance of a minimum number of payments, nor is there a provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as selected, payments will be continued during the remainder of the period to the beneficiary designated. The beneficiary may instead receive a single sum settlement equal to the discounted value of the future payments with the interest rate equivalent to the assumption originally used when the annuity began.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make Annuity Payments during the joint lifetime of the two persons on whose lives payments are based, and during the lifetime of the survivor. No further payments will be made following the death of the survivor. There is no assurance of a minimum number of payments, nor is there a provision for a death benefit upon the survivor's death.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduces on Death of Primary Payee. The Company will make Annuity Payments during the lifetime of the two persons on whose lives payments are based. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, if survived by the secondary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments that would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

Option 5 -- Payments for a Fixed Period. We will make monthly payments for the period selected. If you elect this option as a variable annuity, at any time after the Maturity Date, you may elect to redeem all remaining guaranteed Fixed Period payments and receive a present value in a lump sum. The interest rate used to calculate the present value is 4.5%, which is a rate 1% higher than the 3.5% assumed daily net investment factor applicable under the Contract. The remaining payments for the Fixed Period selected are assumed to be level payments equal to the most recent period certain payment for the Fixed Period prior to the request for a lump sum, adjusted for the investment experience of the applicable Variable Funding Options since the prior determination. Withdrawal charges may be applicable and will be deducted from the present value the same as if you fully surrendered your Contract. For the purpose of calculating the withdrawal charge, annuity payments will be treated as partial withdrawals.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

                        MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the cash value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if the Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If the Contract is terminated, we will pay you the cash value less any applicable premium tax, and less any applicable administrative charge.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

ASSIGNMENT

A non-qualified Contract may be assigned. We are not responsible for determining the validity of an assignment. Assigning a non-qualified Contract may have tax consequences, so you should consult with your tax adviser. A Qualified Contract may not be transferred or assigned, unless allowed by applicable law.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value of the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                                OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly-owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the insurance company and for the Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Travelers Distribution LLC ("TDLLC") serves as the principal underwriter and distributor of the securities offered through this Prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. TDLLC also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies.

TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut 06103. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). TDLLC is affiliated with the Company and each Separate Account. TDLLC, as the principal underwriter and distributor, does not retain any fees under the Contracts.

The Contracts are offered on a continuous basis. TDLLC enters into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. We intend to offer the Contract in all jurisdictions where we are licensed to do business and where the Contract is approved.

COMPENSATION. Broker-dealers who have selling agreements with TDLLC are paid compensation for the promotion and sale of the Contracts according to one or more schedules. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. Compensation paid on the Contracts, as well as other incentives or payments, are not assessed as an additional direct charge to Contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract and from profits on payments received by the Company and TDLLC for providing administrative, marketing and other support and services to the Funds.

The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 10% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 2% annually of average account value (if asset-based compensation is paid to registered representatives). We may also periodically establish commission specials; however, commissions paid under these specials will not exceed the amounts described immediately above. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

Broker-dealer firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to the Company or our affiliates. In addition, the Company or TDLLC may enter into special compensation arrangements with certain broker-dealer firms based on aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms.

The Company and TDLLC have entered into such arrangements with AIG Advisor Group (including Advantage Capital Corporation, FSC Securities Corporation, Royal Alliance Associates, Inc., Sentra Securities Corporation, Spelman & Co., Inc. and SunAmerica Securities, Inc.), ING Advisors Network (including Financial Network Corporation, Locust Street Securities, Multi-Financial Securities, IFG Network Securities, VESTAX Securities, Washington Square Securities and PrimeVest Financial Services), NFP Securities, Inc., and Piper Jaffray. Any such compensation payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you.

The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more Underlying Funds or serves as a subadviser to a Portfolio of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Contracts. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management.

TOWER SQUARE SECURITIES. TDLLC has entered into a selling agreement with Tower Square Securities, Inc. ("Tower Square"), which is affiliated with the Company. Registered representatives of Tower Square, who are properly licensed and appointed, may offer the Contract to customers. Such representatives are eligible for various cash benefits, such as bonuses, commission advances and non-cash compensation programs offered by the Company. Sales of the Contracts may help qualify a Tower Square representative for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of the services standards may be eligible for additional compensation.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

FUND U. In accordance with our view of present applicable law, we will vote shares of the Underlying Funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from persons having a voting interest in Fund U. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. However, if the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote shares of the Underlying Funds in our own right, we may elect to do so.

The number of shares which a person has a right to vote will be determined as of the date concurrent with the date established by the respective mutual fund for determining shareholders eligible to vote at the meeting of the fund, and voting instructions will be solicited by written communication before the meeting in accordance with the procedures established by the mutual fund.

Each person having a voting interest in Fund U will receive periodic reports relating to the fund(s) in which he or she has an interest, proxy material and a form with which to give such instructions with respect to the proportion of the fund shares held in Fund U corresponding to his or her interest in Fund U.

ACCOUNTS GIS, QB AND MM. Contract Owners participating in Accounts GIS, QB or MM will be entitled to vote at their meetings on (i) any change in the fundamental investment policies of or other policies related to the accounts requiring the owners' approval; (ii) amendment of the investment advisory agreements; (iii) election of the members of the Board of Managers of the accounts; (iv) ratification of the selection of an independent public accountant for the accounts; (v) any other matters which, in the future, under the 1940 Act require the owners' approval; and (vi) any other business which may properly come before the meeting.

The number of votes which each Contract Owner may cast, including fractional votes, shall be determined as of the date to be chosen by the Board of Managers within 75 days of the date of the meeting, and at least 20 days' written notice of the meeting will be given.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS AND OPINIONS

Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the Deputy General Counsel of the Companies.

In 2003, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. In March 2004, the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing. The Company is cooperating fully with all of these reviews and is not able to predict their outcomes.

Notwithstanding the above, there are no pending legal proceedings affecting either the Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse affect on the ability of either Company to meet its obligations under the applicable Contract.

                              THE SEPARATE ACCOUNTS
--------------------------------------------------------------------------------

THE SEPARATE ACCOUNTS

Two different types of Separate Accounts are available to fund the Contracts described in this prospectus. The first type, Fund U, is a unit investment trust registered with the SEC under the 1940 Act. Fund U's assets are invested exclusively in the shares of the Underlying Funds.

The second type of Separate Account available under the Contract, the "managed Separate Accounts," (Accounts GIS, QB and MM) are diversified, open-end management investment companies registered with the SEC under the 1940 Act. The assets of the managed Separate Accounts are invested directly in securities such as stocks, bonds or money market instruments that are compatible with the stated investment policies of each Separate Account. Each of the Separate Accounts available in connection with the Contract has different investment objectives and fundamental investment policies.

The Separate Accounts were established on the following dates: Fund U -- May 16, 1983; Account GIS -- September 22, 1967; Account QB -- July 29, 1974; and Account MM -- December 29, 1981.

We hold the assets for the exclusive benefit of the owners of the Separate Accounts, according to the laws of the State of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Accounts, are in accordance with the Contracts, credited to or charged against the Separate Accounts without regard to other income, gains or losses of the Company. The assets held by the Separate Accounts are not chargeable with liabilities arising out of any other business that we may conduct. The obligations arising under the variable annuity Contracts are obligations of the Company.

For each managed Separate Account, neither the investment objective nor the fundamental investment restrictions, as described in the SAI, can be changed without a vote of the majority of the outstanding voting securities of the Accounts, as defined by the 1940 Act.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value.

Shares of the Variable Funding Options are currently sold only to life insurance company Separate Accounts to fund variable annuity and variable life insurance contracts. Certain variable annuity Separate Accounts and variable life insurance Separate Accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Variable Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity Separate Accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity Contracts continue to be taxed as ordinary income (top rate of 35%).

TAX-FREE EXCHANGES: Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity Contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to minimum distribution rules as provided by the Code and described below.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle for IRA rollovers and for other Qualified Contracts. There are special rules which govern the taxation of Qualified

Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the beneficiary provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(b), 457 AS WELL AS IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified.

As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as Annuity Payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws. Similarly, when you receive an Annuity Payment, part of each payment is considered a return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes.

If a non-qualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) There is income in the Contract to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken.

Federal tax law requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract

Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity Contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for Federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% additional tax is in addition to any penalties that may apply under your Contract and the normal income taxes due on the distribution.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty. NRAs should seek guidance from a tax adviser regarding their personal situation.

                            MANAGED SEPARATE ACCOUNTS
--------------------------------------------------------------------------------

As described earlier in this prospectus, there are various funding options available to you under your Universal Annuity Contract. You may select from several Variable Funding Options, which are described in detail in separate prospectuses. In addition, you may choose to invest in one or more of the managed Separate Accounts (the "Accounts") also offered through your Contract. Detailed information regarding these Accounts such as investment objectives, investment techniques, risk factors and management of the Accounts, is provided below. Not all funding options or Accounts may be available to you. Please refer to your Contract. There can be no assurance that the Accounts' investment objectives will be achieved.

                  THE TRAVELERS GROWTH AND INCOME STOCK ACCOUNT
                      FOR VARIABLE ANNUITIES (ACCOUNT GIS)

INVESTMENT ADVISER:  TAMIC

SUBADVISER: TIMCO

PORTFOLIO MANAGER: Sandip Bhagat has resigned as portfolio manager of the accounts and effective June 28, 2004, a team of individuals employed by the investment adviser is responsible for the day-to-day management of the accounts.

INVESTMENT OBJECTIVE: Long-term accumulation of principal through capital appreciation and retention of net investment income.

KEY INVESTMENTS:  Common stock of large U.S. companies.

SELECTION PROCESS: The Account normally invests at least 80% of its assets in equity securities ("80% investment policy"). Account GIS invests primarily in stocks of large U.S. companies representing a wide range of industries. Stock selection is based on a quantitative screening process, which favors companies that achieve earnings growth above consensus expectations, and whose stocks offer attractive relative value. In order to achieve consistent performance, TIMCO manages Account GIS to mirror the overall risk, sector weightings and growth value style characteristics of the Standard & Poor's 500 Stock Index ("S&P 500"). The S&P 500 is a value-weighted equity index comprised mainly of large-company stocks.

80% INVESTMENT POLICY: The Account will notify shareholders at least 60 days' prior to changing its 80% investment policy.

ADDITIONAL INVESTMENTS, INVESTMENT STRATEGIES AND TECHNIQUES: Account GIS, to a lesser extent, will invest in other securities. A complete description of all investments, and their associated risks, is contained in the SAI. These additional investments include, but are not limited to, the following:

     o fixed-income securities such as bonds and notes, including U.S. Government securities

     o    exchange-traded stock index futures

     o    covered call options, put options

     o    foreign securities

For a complete list of all investments available to Account GIS, please refer to the Investments at a Glance table at the end of this section and in the SAI.

PRINCIPAL RISK FACTORS: Account GIS is most subject to equities risk. For a complete discussion of equities risk and other risks carried by the investments of Account GIS, please refer to the Investments, Practices and Risks section of this prospectus. Please see the SAI for a detailed description of all investments, and their associated risks, available to Account GIS.

FUNDAMENTAL INVESTMENT POLICIES

The fundamental investment policies of Account GIS permit it to:

       1. invest up to 5% of its assets in the securities of any one issuer (exclusive of securities issued or guaranteed by the United States government, its agencies or instrumentalities)

       2. borrow from banks in amounts of up to 5% of its assets, but only for emergency purposes

       3. purchase interests in real estate represented by securities for which there is an established market

       4. make loans through the acquisition of a portion of a privately placed issue of bonds, debentures or other evidences of indebtedness of a type customarily purchased by institutional investors

       5. acquire up to 10% of the voting securities of any one issuer (it is the present practice of Account GIS not to exceed 5% of the voting securities of any one issuer)

       6. make purchases on margin in the form of short-term credits which are necessary for the clearance of transactions; and place up to 5% of its net asset value in total margin deposits for positions in futures Contracts and

       7. invest up to 5% of its assets in restricted securities (securities which may not be publicly offered without registration under the Securities Act of 1933)

                       THE TRAVELERS QUALITY BOND ACCOUNT
                       FOR VARIABLE ANNUITIES (ACCOUNT QB)

INVESTMENT ADVISER:  TAMIC

PORTFOLIO MANAGER:  Gene Collins and Kurt Lin

INVESTMENT OBJECTIVE: Current income, moderate capital volatility and total return.

KEY INVESTMENTS:  Investment grade debt securities and money market instruments.

SELECTION PROCESS: The Account normally invests at least 80% of its assets in investment-grade bonds and debt securities ("80% investment policy"). Investment-grade bonds are those rated within the four highest categories by Standard & Poor's Ratings Group, Moody's Investors Service, Inc., or any other nationally recognized statistical rating organization, or if, unrated, determined to be of comparable quality by the adviser. The adviser expects that the Fund's investments generally will maintain an average duration of 5 years or less. Investment in longer term obligations may be made if the manager decides that the investment yields justify a longer term commitment. No more than 25% of the value of the Account's total assets will be invested in any one industry. The portfolio will be actively managed and, under certain market conditions, investments may be sold prior to maturity.

80% INVESTMENT POLICY: The Account will notify shareholders at least 60 days' prior to changing its 80% investment policy.

ADDITIONAL INVESTMENTS, INVESTMENT STRATEGIES AND TECHNIQUES: Account QB may invest in many types of fixed-income securities and employ various types of strategies. A complete description of all investments, and their associated risks, is contained in the SAI. These additional investments include, but are not limited to, the following:

       o   treasury bills

       o   repurchase agreements

       o   commercial paper

       o   certificates of deposit

       o   banker's acceptances

       o   bonds, notes, debentures

       o   convertible securities

       o   when-issued securities

       o   interest rate future Contracts

Commercial paper rated in the top category by a nationally recognized statistical rating organization is included in the Account's 80% investment policy.

For a complete list of all investments available to Account QB, please refer to the "Investments at a Glance" table at the end of this section and in the SAI.

PRINCIPAL RISK FACTORS: Account QB is most subject to fixed-income securities risk. For a complete discussion of fixed-income securities risk and other risks carried by the investments of Account QB, please refer to the Investments, Practices and Risks section of this prospectus.

FUNDAMENTAL INVESTMENT POLICIES

The fundamental investment policies of Account QB permit it to:

       1. invest up to 15% of the value of its assets in the securities of any one issuer (exclusive of obligations of the United States government and its instrumentalities, for which there is no limit)

       2. borrow from banks in amounts of up to 5% of its assets, but only for emergency purposes

       3. purchase interests in real estate represented by securities for which there is an established market

       4. make loans through the acquisition of a portion of a privately placed issue of bonds, debentures or other evidences of indebtedness of a type customarily purchased by institutional investors

       5. acquire up to 10% of the voting securities of any one issuer (it is the present practice of Account QB not to exceed 5% of the voting securities of any one issuer) and

       6. make purchases on margin in the form of short-term credits that are necessary for the clearance of transactions, and place up to 5% of its net asset value in total margin deposits for positions in futures Contracts

                       THE TRAVELERS MONEY MARKET ACCOUNT
                       FOR VARIABLE ANNUITIES (ACCOUNT MM)

INVESTMENT ADVISER:  TAMIC

PORTFOLIO MANAGER:  Emil J. Molinaro, Jr.

INVESTMENT OBJECTIVE: Preservation of capital, a high degree of liquidity and high current income.

KEY INVESTMENTS:  Money market instruments.

SELECTION PROCESS: The Account is a "money market" Account that invests in high quality U.S. dollar denominated money market instruments. High quality instruments generally are rated in the highest rating category by national rating agencies or are deemed comparable. Eligible securities must have a remaining maturity of 13 months or less (subject to certain exceptions). The Account's manager selects from the following or other similar investments, as described in the Investments at a Glance table at the end of this section and in the SAI.


COMMERCIAL PAPER AND                      Commercial paper is short-term unsecured promissory notes issued by
SHORT-TERM CORPORATE DEBT                 corporations to finance their short-term credit needs. Commercial paper is usually sold at a discount and is issued with a maturity of not more than 9 months. Short-term corporate debt that the Fund may purchase includes notes and bonds issued by corporations to finance longer-term credit needs. These debt securities are issued with maturities of more than 9 months. The Account may purchase short-term corporate debt with a remaining maturity of 397 days or less at the time of purchase.

U.S. GOVERNMENT MONEY MARKET SECURITIES   These are short-term debt instruments issued or guaranteed by the U.S.
                                          Government or its agencies, instrumentalities or government-sponsored enterprises. The full faith and credit of the United States does not back all
                                          U.S. Government securities. For example, securities issued by Fannie Mae are supported by that agency's right to borrow from the U.S. Treasury under certain circumstances. Other U.S. government securities, such as those issued by the Federal Farm Credit Banks Funding Corporation, are supported only by the credit of the entity that issued them.

CREDIT AND LIQUIDITY                      Enhancements include letters of credit, guarantees, puts and demand features,
ENHANCEMENTS                              and insurance provided by domestic or foreign entities such as banks and other financial institutions. Credit and liquidity enhancements are designed to enhance the credit quality of an instrument to eligible security status.
                                          However, they expose the Account to the credit risk of the entity providing the credit or liquidity enhancement. Changes in the credit quality of the provider could affect the value of the security and the Fund's share price.

PUT FEATURES                              Entitle the holder to put or sell a security back to the issuer or another party who issued the put. Demand features, standby commitments, and tender options are types of put features. In exchange for getting the put, the
                                          Account may accept a lower rate of interest. The Account evaluates the credit quality of the put provider as well as the issuer, if a different party. The put provider's creditworthiness affects the credit quality of the investment.

VARIABLE AND FLOATING RATE                Have interest rates that adjust periodically, which may be either at specific
SECURITIES                                intervals or whenever an external benchmark rate changes. Interest-rate adjustments are designed to help maintain a stable price for the security.

REPURCHASE AGREEMENTS                     These agreements permit the Account to buy a security at one price and, at the same time, agree to sell it back at a higher price. Delays or losses to the
                                          Account could result if the other party to the agreement defaults or becomes insolvent.

PRINCIPAL RISK FACTORS

Corporate debt securities held by the Account may be subject to several types of investment risk, including market or interest-rate risk. This risk relates to the change in market value caused by fluctuations in prevailing interest rates and credit risk, which, in turn, relates to the ability of the issuer to make timely interest payments and to repay the principal at maturity. Short-term corporate debt is less subject to market or interest-rate risk than longer-term corporate debt. Certain corporate debt securities may be subject to call or income risk. This risk appears during periods of falling interest rates and involves the possibility that securities with high interest rates will be prepaid or "called" by the issuer prior to maturity.

Because interest rates on money market instruments fluctuate in response to economic factors, rates on the Account's short-term investments and the daily dividends paid to its shareholders will vary, rising or falling with short-term interest rates generally. Yields from short-term securities may be lower than yields from longer-term securities. Also, the value of the Account's securities generally varies inversely with interest rates, the amount of outstanding debt and other factors. This means that the value of the Account's investments usually increases as short-term interest rates fall and decreases as short-term interest rates rise.

Account investments may be unprofitable in a time of sustained high inflation. In addition, the Account's investments in certificates of deposit issued by U.S. branches of foreign banks and foreign branches of U.S. banks involve somewhat more risk, but also more potential reward, than investments in comparable domestic obligations.

FUNDAMENTAL INVESTMENT POLICIES

The fundamental investment policies of Account MM permit it to:

       1. invest up to 25% of its assets in the securities of issuers in any single industry (exclusive of securities issued by domestic banks and savings and loan associations, or securities issued or guaranteed by the United States government, its agencies, authorities or instrumentalities); neither all finance companies, as a group, nor all utility companies, as a group, are considered a single industry for the purpose of this restriction

       2. invest up to 5% of its assets in the securities of any one issuer, other than securities issued or guaranteed by the United States Government. However, Account MM may invest up to 25% of its total assets in first tier securities, as defined in Rule 2a-7, of a single issuer for a period of up to three business days after the purchase thereof

       3. acquire up to 10% of the outstanding securities of any one issuer (exclusive of securities issued or guaranteed by the United States government, its agencies or instrumentalities)

       4. borrow money from banks on a temporary basis in an aggregate amount not to exceed one third of Account MM's assets (including the amount borrowed) and

       5. pledge, hypothecate or transfer, as security for indebtedness, any securities owned or held by Account MM as may be necessary in connection with any borrowing mentioned above and in an aggregate amount of up to 5% of Account MM's assets.

        INVESTMENTS, PRACTICES AND RISKS OF THE MANAGED SEPARATE ACCOUNTS


Each Account invests in various instruments subject to its particular investment policy. The Accounts invest in some or all of the following, as indicated below and in the Statement of Additional Information. For a free copy of the Statement of Additional Information, see the front cover of this prospectus.

EQUITIES (GIS AND QB) Equity securities include common and preferred stock, warrants, rights, depository receipts and shares, trust certificates, and real estate instruments. Equities are subject to market risk. Many factors affect the stock market prices and dividend payouts of equity investments. These factors include general business conditions, investor confidence in the economy, and current conditions in a particular industry or company. Each company determines whether or not to pay dividends on common stock. Equity securities are subject to financial risks relating to the issuer's earning stability and overall financial soundness. Smaller and emerging growth companies are particularly sensitive to these factors.

Equity securities that are traded over-the-counter may be more volatile than exchange-listed stocks, and the Fund may experience difficulty in purchasing or selling these securities at a fair price.

When you sell your shares, they may be worth more or less than what you paid for them.

FIXED INCOME INVESTMENTS (ALL ACCOUNTS): Each Account may invest in fixed income securities. Fixed income securities include U.S. government securities, certificates of deposit, and short-term money market instruments. Fixed income securities may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment in kind and auction rate features.

The value of debt securities varies inversely with interest rates. This means generally that the value of these investments increases as short-term interest rates fall and decreases as short-term interest rates rise. Yields from short-term securities normally may be lower than yields from longer-term securities. A bond's price is affected by its issuer's credit quality. An issuer may not always make payments on a fixed income security. Some fixed income securities, such as mortgage-backed securities are subject to prepayment risk, which occurs when an issuer can prepay the principal owed on a security before its maturity.

High-yield, high-risk securities, commonly called "junk bonds," are considered speculative. While generally providing greater income than investments in higher-quality securities, these securities will involve greater risk of principal and income (including the possibility of default or bankruptcy of the issuers of the security).

FOREIGN SECURITIES (GIS AND QB) An investment in foreign securities involves risk in addition to those of U.S. securities, including possible political and economic instability and the possible imposition of exchange controls or other restrictions on investments. The Account also bears an "information" risk associated with the different accounting, auditing, and financial reporting standards in many foreign countries. If an Account invests in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency rates relative to the U.S. dollar will affect the U.S. dollar value of the Account's assets.

DERIVATIVES AND HEDGING TECHNIQUES (GIS AND QB) An Account may use derivative contracts, such as futures and options on securities, for any of the following purposes:

       o To hedge against the economic impact of adverse changes in the market value of its securities, due to changes in stock market prices, currency exchange rates or interest rates;

       o   As a substitute for buying or selling securities

       o   To enhance return

Even a small investment in derivative contracts can have a big impact on an Account's stock market, currency and interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gain when stock prices, currency rates or interest rates are changing.

For a more complete description of derivative and hedging techniques and their associated risks, please refer to the Statement of Additional Information.

OTHER RISK FACTORS

SELECTION RISK (GIS AND QB) Account investors are subject to selection risk in that a strategy used, or stock selected, may fail to have the desired effect. Specifically, stocks believed to show potential for capital growth may not achieve that growth. Strategies or instruments used to hedge against a possible risk or loss may fail to protect against the particular risk or loss.

TEMPORARY DEFENSIVE POSITIONS (ALL ACCOUNTS) The Accounts may depart from principal investment strategies in response to adverse market, economic or political conditions by taking temporary defensive positions in various types of money market and short-term debt securities. If an Account takes a temporary defensive position, it is not pursuing its investment goal.

                             INVESTMENTS AT A GLANCE
--------------------------------------------------------------------------------

Each Account invests in various instruments subject to its particular investment policies. The Accounts invest in some or all of the following, as indicated below. These techniques and practices are described together with their risks, in the SAI.

INVESTMENT TECHNIQUES                                            GIS                    MM                   QB
-----------------------                                     --------------        ---------------     ----------------
Affiliated Bank Transactions...........................
American Depositary Receipts...........................         X                                             X
Asset-Backed Mortgage Securities.......................         X                                             X
Bankers Acceptances....................................         X                      X                      X
Buying Put and Call Options............................         X
Certificates of Deposit................................         X                      X                      X
Commercial Paper.......................................         X                      X                      X
Convertible Securities.................................         X                                             X
Corporate Asset-Backed Securities......................         X                                             X
Debt Securities........................................         X                      X                      X
Emerging Market Securities.............................
Equity Securities......................................         X                                             X
Floating & Variable Rate Instruments...................         X                      X                      X
Foreign Securities.....................................         X                      X                      X
Forward Contracts on Foreign Currency..................
Futures Contracts......................................         X                                             X
Illiquid Securities....................................         X                      X                      X
Indexed Securities.....................................                                                       X
Index Futures Contracts................................         X                                             X
Investment Company Securities..........................
Investment in Unseasoned Companies.....................         X                                             X
Lending Portfolio Securities...........................
Letters of Credit......................................         X                                             X
Loan Participations....................................
Money Market Instruments...............................         X                      X                      X
Options on Foreign Currencies..........................
Options on Index Futures Contracts.....................         X                                             X
Options on Stock Indices...............................         X
Other Direct Indebtedness..............................                                X
Real Estate-Related Instruments........................         X                                             X
Repurchase Agreements..................................         X                      X                      X
Reverse Repurchase Agreements..........................         X                                             X
Short Sales "Against the Box"..........................
Short-Term Money Market Instruments....................         X                      X                      X
Swap Agreements........................................
Temporary Bank Borrowing...............................         X                      X                      X
U.S. Government Securities.............................         X                      X                      X
Variable Amount Master Demand Notes....................         X                      X                      X
When-Issued and Delayed Delivery Securities............         X                      X                      X
Writing Covered Call Options...........................         X


                  APPENDIX A -- CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

No condensed financial information is shown because, as of December 31, 2003, the Variable Funding Options had not yet commenced operation.

                                   APPENDIX B
--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account. The general account and any interest therein is not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors

TRANSFERS

You may make transfers from the Fixed Account to any other available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract date. We limit transfers to an amount of up to 10% of the Fixed Account Contract Value on the semiannual Contract date anniversary. (This restriction does not apply to Qualified Contracts or transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX C
--------------------------------------------------------------------------------

                 CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

     Description of The Travelers Insurance Company and The Separate Accounts
            The Insurance Company
            The Separate Accounts
            Investment Objectives, Policies and Risks
     Description of Certain Types of Investments and Investment Techniques Available to the Separate Accounts
     Investment Restrictions
            The Travelers Growth and Income Stock Account For Variable Annuities The Travelers Quality Bond Account for Variable Annuities
            The Travelers Money Market Account for Variable Annuities
     Investment Management and Advisory Services
            Advisory Fees
            TIMCO
            TAMIC
            Code of Ethics
     Valuation of Assets
     Net Investment Factor
     Federal Tax Considerations
     The Board of Managers
     Administrative Services
     Distribution and Principal Underwriting Agreement
     Securities Custodian
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 25, 2004 (FORM NO. L-24422S) ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE CLIP THIS COUPON ON THE LINE, ENTER YOUR NAME AND ADDRESS IN THE SPACES PROVIDED BELOW, AND MAIL TO: THE TRAVELERS INSURANCE COMPANY, ANNUITY SERVICES, ONE CITYPLACE, 3 CP, HARTFORD, CONNECTICUT 06103-3415.

Name:
            --------------------------------------------------------------------
Address:
            --------------------------------------------------------------------

            --------------------------------------------------------------------

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                           UNIVERSAL ANNUITY ADVANTAGE

                                   INDIVIDUAL
                           VARIABLE ANNUITY CONTRACTS
                                    ISSUED BY
                         THE TRAVELERS INSURANCE COMPANY


























L-24422                                                        October 25, 2004

                                     PART B
          INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                           UNIVERSAL ANNUITY ADVANTAGE

              STATEMENT OF ADDITIONAL INFORMATION: OCTOBER 25, 2004


  THE TRAVELERS GROWTH AND INCOME STOCK ACCOUNT FOR VARIABLE ANNUITIES ("GIS")
        THE TRAVELERS QUALITY BOND ACCOUNT FOR VARIABLE ANNUITIES ("QB")
        THE TRAVELERS MONEY MARKET ACCOUNT FOR VARIABLE ANNUITIES ("MM")
             THE TRAVELERS FUND U FOR VARIABLE ANNUITIES ("FUND U")

                           VARIABLE ANNUITY CONTRACTS
                                    ISSUED BY
                         THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated October 25, 2004. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company (the "Company"), Annuity Services, One Cityplace, Hartford, Connecticut 06103-3415 or by calling (800) 842-8573 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                                 TABLE OF CONTENTS                                       PAGE


Description of The Travelers Insurance Company and The Separate Accounts.............................      3

The Insurance Company................................................................................      3

The Separate Accounts................................................................................      3

Investment Objectives, Policies and Risks............................................................      3

Description of Certain Types of Investments and Investment Techniques Available to the Accounts......      5

Investment Restrictions..............................................................................     21

The Travelers Growth and Income Stock Account for Variable Annuities.................................     21

The Travelers Quality Bond Account for Variable Annuities............................................     23

The Travelers Money Market Account for Variable Annuities............................................     24

Investment Management And Advisory Services..........................................................     25

Advisory Fees........................................................................................     26

TIMCO................................................................................................     26

TAMIC................................................................................................     28

Code of Ethics.......................................................................................     29

Valuation Of Assets..................................................................................     29

Net Investment Factor................................................................................     30

Federal Tax Considerations...........................................................................     30

The Board Of Managers and Officers...................................................................     34

                                            TABLE OF CONTENTS (CONT'D)                                   PAGE


Distribution and Principal Underwriting Agreement....................................................     39

Administrative Services..............................................................................     40

Securities Custodian.................................................................................     40

Incorporation of Certain Documents by Reference......................................................     40

Independent Registered Public Accounting Firm........................................................     41

Financial Statements.................................................................................

                 DESCRIPTION OF THE TRAVELERS INSURANCE COMPANY
                            AND THE SEPARATE ACCOUNTS

THE INSURANCE COMPANY

The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415 and its telephone number is (860) 308-1000.

The Company is a wholly owned subsidiary of Citigroup Insurance Holding Corporation, which is an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the Global Consumer, Global Corporate, Global Investment Management and Private Banking, and Investment Activities.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNTS

Each of the Separate Accounts available under the variable annuity contracts described in this Statement of Additional Information meets the definition of a separate account under federal securities laws, and complies with the provisions of the Investment Company Act of 1940. Additionally, the operations of each of the Separate Accounts are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorize the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on investments of the Separate Accounts, and the Commissioner has adopted no regulations under the Section that affect the Separate Accounts. The Company holds title to the assets of the Separate Accounts. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

Two different types of Separate Accounts are available to fund the variable annuity contract described in this Statement of Additional Information. The first type, Fund U, is a unit investment trust registered with the SEC under the 1940 Act. Fund U's assets are invested exclusively in the shares of Underlying Funds.

The second type of Separate Account available under the contract are Accounts GIS, QB, and MM (the "Accounts") which are "managed" Separate Accounts. The Accounts are diversified, open-end management investment companies registered with the SEC under the 1940 Act. The assets of the Accounts are invested directly in securities such as stocks, bonds or money market instruments that are compatible with the stated investment policies of each Account. Each of the Accounts available in connection with the Contract has different investment objectives and fundamental investment policies.

                    INVESTMENT OBJECTIVES, POLICIES AND RISKS

Each Account's investment objective and, unless noted as fundamental, its investment policies may be changed without approval of shareholders or holders of variable annuity and variable life insurance contracts. A change in an Account's investment objective or policies may result in the Account having a different investment objective from those that an owner selected as appropriate at the time of investment.

Listed below for quick reference are the types of investments that each Account may make and its investment techniques. Any investments, policies and restrictions generally are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances. More detailed information about the Accounts' investments and investment techniques follows the chart.

                                                  INVESTMENTS AT A GLANCE

--------------------------------------------------------------------------------
   INVESTMENT TECHNIQUE                            GIS         QB          MM
--------------------------------------------------------------------------------
   Affiliated Bank Transactions
--------------------------------------------------------------------------------
   American Depositary Receipts                     X           X
--------------------------------------------------------------------------------
   Asset-Backed Mortgage Securities                 X           X
--------------------------------------------------------------------------------
   Bankers' Acceptances                             X           X           X
--------------------------------------------------------------------------------
   Buying Put and Call Options                      X
--------------------------------------------------------------------------------
   Certificates of Deposit                          X           X           X
--------------------------------------------------------------------------------
   Commercial Paper                                 X           X           X
--------------------------------------------------------------------------------
   Convertible Securities                           X           X
--------------------------------------------------------------------------------
   Corporate Asset-Backed Securities                X           X
--------------------------------------------------------------------------------
   Debt Securities                                  X           X           X
--------------------------------------------------------------------------------
   Emerging Market Securities
--------------------------------------------------------------------------------
   Equity Securities                                X           X
--------------------------------------------------------------------------------
   Floating & Variable Rate Instruments             X           X           X
--------------------------------------------------------------------------------
   Foreign Securities                               X           X           X
--------------------------------------------------------------------------------
   Forward Contracts on Foreign Currency
--------------------------------------------------------------------------------
   Futures Contracts                                X           X
--------------------------------------------------------------------------------
   Illiquid Securities                              X           X           X
--------------------------------------------------------------------------------
   Indexed Securities                                           X
--------------------------------------------------------------------------------
   Index Futures Contracts                          X           X
--------------------------------------------------------------------------------
   Investment Company Securities
--------------------------------------------------------------------------------
   Investment in Unseasoned Companies               X           X
--------------------------------------------------------------------------------
   Lending Portfolio Securities
--------------------------------------------------------------------------------
   Letters of Credit                                X           X
--------------------------------------------------------------------------------
   Loan Participations
--------------------------------------------------------------------------------
   Money Market Instruments                         X           X           X
--------------------------------------------------------------------------------
   Options on Foreign Currencies
--------------------------------------------------------------------------------
   Options on Index Futures Contracts               X           X
--------------------------------------------------------------------------------
   Options on Stock Indices                         X
--------------------------------------------------------------------------------
   Other Direct Indebtedness                                                X
--------------------------------------------------------------------------------
   Real Estate-Related Instruments                  X           X
--------------------------------------------------------------------------------
   Repurchase Agreements                            X           X           X
--------------------------------------------------------------------------------
   Reverse Repurchase Agreements                    X           X
--------------------------------------------------------------------------------
   Short Sales "Against the Box"
--------------------------------------------------------------------------------
   Short-Term Money Market Instruments              X           X           X
--------------------------------------------------------------------------------
   Swap Agreements
--------------------------------------------------------------------------------
   Temporary Bank Borrowing                         X           X           X
--------------------------------------------------------------------------------
   U.S. Government Securities X X X
--------------------------------------------------------------------------------
   Variable Amount Master Demand Notes              X           X           X
--------------------------------------------------------------------------------
   When-Issued & Delayed Delivery Securities        X           X           X
--------------------------------------------------------------------------------
   Writing Covered Call Options                     X
--------------------------------------------------------------------------------

      DESCRIPTION OF CERTAIN TYPES OF INVESTMENTS AND INVESTMENT TECHNIQUES
                           AVAILABLE TO THE ACCOUNTS

WRITING COVERED CALL OPTIONS: The Accounts will write only "covered" call options, that is, they will own the underlying securities which are acceptable for escrow when they write the call option and until the obligation to sell the underlying security is extinguished by exercise or expiration of the call option, or until a call option covering the same underlying security and having the same exercise price and expiration date is purchased. These call options generally will be short-term contracts with a duration of nine months or less. The Accounts will receive a premium for writing a call option, but give up, until the expiration date, the opportunity to profit from an increase in the underlying security's price above the exercise price. The Accounts will retain the risk of loss from a decrease in the price of the underlying security. Writing covered call options is a conservative investment technique which is believed to involve relatively little risk, but which is capable of enhancing an Account's total returns.

The premium received for writing a covered call option will be recorded as a liability in each Account's Statement of Assets and Liabilities. This liability will be adjusted daily to the option's current market value, which will be the latest sale price at the close of the New York Stock Exchange, or, in the absence of such sale, at the latest bid quotation. The liability will be extinguished upon expiration of the option, the purchase of an identical option in a closing transaction, or delivery of the underlying security upon exercise of the option.

The Options Clearing Corporation is the issuer of, and the obligor on, the covered call options written by the Accounts. In order to secure an obligation to deliver to the Options Clearing Corporation the underlying security of a covered call option, the Accounts will be required to make escrow arrangements.

In instances where the Accounts believe it is appropriate to close a covered call option, they can close out the previously written call option by purchasing a call option on the same underlying security with the same exercise price and expiration date. The Accounts may also, under certain circumstances, be able to transfer a previously written call option.

A previously written call option can be closed out by purchasing an identical call option only on a national securities exchange which provides a secondary market in the call option. There is no assurance that a liquid secondary market will exist for a particular call option at such time. If the Accounts cannot effect a closing transaction, they will not be able to sell the underlying security while the previously written option remains outstanding, even though it might otherwise be advantageous to do so.

If a substantial number of the call options are exercised, the Accounts' rates of portfolio turnover may exceed historical levels. This would result in higher brokerage commissions in connection with the writing of covered call options and the purchase of call options to close out previously written options. Such brokerage commissions are normally higher than those applicable to purchases and sales of portfolio securities.

BUYING PUT AND CALL OPTIONS: The Accounts may purchase call options on specific securities, or on futures contracts whose price volatility is expected to closely match that of securities, eligible for purchase by the Accounts, in anticipation of or as a substitute for the purchase of the securities themselves. These options may be listed on a national exchange or executed "over-the-counter" with a broker-dealer as the counterparty. While the investment advisers anticipate that the majority of option purchases and sales will be executed on a national exchange, put or call options on specific securities or for non-standard terms are likely to be executed directly with a broker-dealer when it is advantageous to do so. Option contracts will be short-term in nature, generally less than nine months.

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The Accounts will pay a premium in exchange for the right to purchase (call) or sell (put) a specific number of shares of an equity security or futures contract at a specified price (the strike price) on or before the expiration date of the options contract. In either case, each Account's risk is limited to the option premium paid.

The Accounts may sell the put and call options prior to their expiration and realize a gain or loss thereby. A call option will expire worthless if the price of the related security is below the contract strike price at the time of expiration; a put option will expire worthless if the price of the related security is above the contract strike price at the time of expiration.

Put and call options will be employed for bona fide hedging purposes only. Liquid securities sufficient to fulfill the call option delivery obligation will be identified and segregated in an account; deliverable securities sufficient to fulfill the put option obligation will be similarly identified and segregated. In the case of put options on futures contracts, portfolio securities whose price volatility is expected to match that of the underlying futures contract will be identified and segregated.

MONEY MARKET INSTRUMENTS: Money market securities are instruments with remaining maturities of one year or less, such as bank certificates of deposit, bankers' acceptances, commercial paper (including master demand notes), and obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, some of which may be subject to repurchase agreements.

SHORT-TERM MONEY MARKET INSTRUMENTS. The Accounts may at any time invest funds awaiting investment or held as reserves for the purposes of satisfying redemption requests, payment of dividends or making other distributions to shareholders, in cash and short-term money market instruments. Short-term money market instruments may include (i) short-term U.S. Government Securities and, short-term obligations of foreign sovereign governments and their agencies and instrumentalities, (ii) interest bearing savings deposits on, and certificates of deposit and bankers' acceptances of, United States and foreign banks, (iii) commercial paper of U.S. or of foreign issuers rated A-1 or higher by S&P or Prime-1 by Moody's, issued by companies which have an outstanding debt issue rated AA or higher by S&P or Aa or higher by Moody's or, if not rated, determined by the Investment Subadviser to be of comparable quality to those rated obligations which may be purchased by the Accounts.

CERTIFICATES OF DEPOSIT: Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity.

Certificates of deposit will be limited to U.S. dollar-denominated certificates of United States banks which have at least $1 billion in deposits as of the date of their most recently published financial statements (including foreign branches of U.S. banks, U.S. branches of foreign banks which are members of the Federal Reserve System or the Federal Deposit Insurance Corporation).

The Accounts will not acquire time deposits or obligations issued by the International Bank for Reconstruction and Development, the Asian Development Bank or the Inter-American Development Bank. Additionally, the Accounts do not currently intend to purchase such foreign securities (except to the extent that certificates of deposit of foreign branches of U.S. banks may be deemed foreign securities) or purchase certificates of deposit, bankers' acceptances or other similar obligations issued by foreign banks. Additionally, Account TSB invests in Euro Certificates of Deposit issued by banks outside of the United States, with interest and principal paid in U.S. dollars.

BANKERS' ACCEPTANCES: Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an

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acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by the bank, which, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less. Bankers' acceptances acquired by Accounts MM or TSB must have been accepted by U.S. commercial banks, including foreign branches of U.S. commercial banks, having total deposits at the time of purchase in excess of $1 billion, and must be payable in U.S. dollars.

UNITED STATES GOVERNMENT SECURITIES: Securities issued or guaranteed by the United States Government include a variety of Treasury securities that differ only in their interest rates, maturities and dates of issuance. Treasury Bills have maturities of one year or less, Treasury Notes have maturities of one to ten years, and Treasury Bonds generally have maturities of greater than ten years at the date of issuance.

Securities issued or guaranteed by the United States Government or its agencies or instrumentalities include direct obligations of the United States Treasury and securities issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Maritime Administration, The Tennessee Valley Authority, District of Columbia Armory Board and Federal National Mortgage Association.

Some obligations of United States Government agencies and instrumentalities, such as Treasury Bills and Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the United States; others, such as securities of Federal Home Loan Banks, are supported by the right of the issuer to borrow from the Treasury; still others, such as bonds issued by the Federal National Mortgage Association, a private corporation, are supported only by the credit of the instrumentality. Because the United States Government is not obligated by law to provide support to an instrumentality it sponsors, the Accounts will invest in the securities issued by such an instrumentality only when the investment advisers determine that the credit risk with respect to the instrumentality does not make the securities unsuitable investments. United States Government securities will not include international agencies or instrumentalities in which the United States Government, its agencies or instrumentalities participate, such as the World Bank, the Asian Development Bank or the Inter-American Development Bank, or issues insured by the Federal Deposit Insurance Corporation.

REPURCHASE AGREEMENTS: Interim cash balances may be invested from time to time in repurchase agreements with approved counterparties. Approved counterparties are limited to national banks or reporting broker-dealers meeting the Advisor's credit quality standards as presenting minimal risk of default. All repurchase transactions must be collateralized by U.S. Government securities with market value no less than 102% of the amount of the transaction, including accrued interest. Repurchase transactions generally mature the next business day but, in the event of a transaction of longer maturity, collateral will be marked to market daily and, when required, additional cash or qualifying collateral will be required from the counterparty.

In executing a repurchase agreement, a portfolio purchases eligible securities subject to the seller's simultaneous agreement to repurchase them on a mutually agreed upon date and at a mutually agreed upon price. The purchase and resale prices are negotiated with the counterparty on the basis of current short-term interest rates, which may be more or less than the rate on the securities collateralizing the transaction. Physical delivery or, in the case of "book-entry" securities, segregation in the counterparty's account at the Federal Reserve for the benefit of the Account is required to establish a perfected claim to the collateral for the term of the agreement in the event the counterparty fails to fulfill its obligation.

As the securities collateralizing a repurchase transaction are generally of longer maturity than the term of the transaction, in the event of default by the counterparty on its obligation, the Account would bear the risks of delay, adverse market fluctuation and transaction costs in disposing of the collateral.

WHEN-ISSUED SECURITIES. Certain Accounts may, from time to time, purchase new-issue government or agency securities on a "when-issued," "delayed-delivery," or "to-be-announced" basis ("when-issued securities"). The prices of such securities are fixed at the time the commitment to purchase is made and may be expressed in either dollar-price or yield- maintenance terms. Delivery and payment may be at a future date beyond customary settlement time. It is the Accounts' customary practice to make when-issued purchases for settlement no more than 90 days beyond the commitment date.

The commitment to purchase a when-issued security may be viewed as a senior security, which is marked to market and reflected in the Account's net asset value daily from the commitment date. While the adviser or subadviser intends for the Account to take physical delivery of these securities, offsetting transactions may be made prior to settlement, if it is advantageous to do so. An Account does not make payment or begin to accrue interest on these securities until settlement date. To invest its assets pending settlement, an Account normally invests in short-term money market instruments and other securities maturing no later than the scheduled settlement date.

The Accounts do not intend to purchase when-issued securities for speculative or "leverage" purposes. Consistent with Section 18 of the 1940 Act and the position of the SEC thereunder, when an Account commits to purchase a security on a when-issued basis, the adviser or subadviser identifies and places in a segregated account high-grade money market instruments and other liquid securities equal in value to the purchase cost of the when-issued securities.

The adviser and subadvisers believe that purchasing securities in this manner will be advantageous to the Accounts. However, this practice entails certain additional risks, namely the default of the counterparty on its obligations to deliver the security as scheduled. In this event, an Account would experience a gain or loss equal to the appreciation or depreciation in value from the commitment date. The adviser and subadvisers employ a rigorous credit quality procedure in determining the counterparties to deal with in purchasing when-issued securities and, in some circumstances, require the counterparty to post cash or some other form of security as margin to protect the value of the delivery obligation pending settlement.

FLOATING AND VARIABLE RATE INSTRUMENTS: Obligations that have a floating or variable rate of interest bear interest at rates that are not fixed, but vary with changes in specified market rates or indices, such as the prime rate, and at specified intervals. Certain of these obligations may carry a demand feature that would permit the holder to tender them back to the issuer at par value prior to maturity. Each Account limits its purchases of floating and variable rate obligations to those of the same quality as it otherwise is allowed to purchase. The advisers or subadvisers monitor on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand. Each Accounts' right to obtain payment at par on a demand instrument can be affected by events occurring between the date the Accounts elect to demand payment and the date payment is due. Those events may affect the ability of the issuer of the instrument to make payment when due, except when such demand instruments permit same-day settlement. To facilitate settlement, these same-day demand instruments may be held in book entry form at a bank other than the Accounts' custodian, subject to a subcustodian agreement approved by the Accounts between that bank and the Accounts' custodian.

The floating and variable rate obligations that the Accounts may purchase include certificates of participation in obligations purchased from banks. A certificate of participation gives an Account an undivided interest in the underlying obligations in the proportion that the Account's interest bears to the total principal amount of such obligations. Certain of such certificates of participation may carry a demand feature that would permit the holder to tender them back to the issuer prior to maturity.

VARIABLE AMOUNT MASTER DEMAND NOTES: Variable amount master demand notes are unsecured obligations that permit the investment of fluctuating amounts by an Account at varying rates of interest pursuant to direct arrangements between the Account as lender and the issuer as borrower. Master demand notes permit daily fluctuations in the interest rate and daily changes in the amounts borrowed. Each Account has the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount, and the borrower may repay up to the full amount of the note without penalty. Because these types of notes are direct lending arrangements between the lender and the borrower, it is not generally contemplated that such instruments will be traded. Also, there is no secondary market for these notes, although they are redeemable and thus repayable by the borrower at face value plus accrued interest at any time. Accordingly, an Account's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. In connection with master demand note arrangements, the advisers or subadvisers will consider the earning power, cash flow and other liquidity ratios of the issuer. These notes, as such, are not typically rated by credit rating agencies. Unless they are so rated, each Account will invest in them only if, at the time of an investment, the issuer meets the criteria set forth for all other commercial paper. Pursuant to procedures established by the adviser or subadviser, such notes are treated as instruments maturing in one day and valued at their par value. The advisers and subadvisers intend to continuously monitor factors related to the ability of the borrower to pay principal and interest on demand.

VARIABLE RATE MASTER DEMAND NOTES. Variable rate master demand notes are unsecured obligations that permit a Fund to invest different amounts at varying interest rates under arrangements between the Account (as lender) and the issuer of the note (as borrower). Under the note, an Account has the right at any time to increase the amount up to the full amount provided by the note agreement, or to decrease the amount, and the borrower has the right to repay at any time up to the full amount of the note without penalty. Notes purchased by an Account permit it to demand payment of principal and accrued interest at any time (on not more than seven days notice). Notes acquired by an Account may have maturities of more than one year, provided that: (1) the Account is entitled to payment of principal and accrued interest upon not more than seven days notice, and (2) the interest rate on such notes is adjusted automatically at periodic intervals, which normally do not exceed 31 days but may extend up to one year. The notes are deemed to have a maturity equal to the longer of the period remaining to the next interest-rate adjustment or the demand notice period. Because these notes are direct lending arrangements between the lender and the borrower, the notes normally are not traded and have no secondary market, although the notes are redeemable and, thus, repayable at any time by the borrower at face value plus accrued interest. Accordingly, an Account's right to redeem depends on the borrower's ability to pay interest on demand and repay principal. In connection with variable rate master demand notes, an adviser or subadviser considers, under standards established by the Board, earning power, cash flow and other liquidity ratios of a borrower and monitors the ability of a borrower to pay principal and interest on demand. These notes are not typically rated by credit rating agencies. Unless rated, an Account will invest in them only if the investment adviser determines that the issuer meets the criteria established for commercial paper.

ZERO COUPON BONDS AND STEP-UP BONDS. Zero coupon bonds do not pay interest. They are sold at a substantial discount from face value. Additionally, zero coupon bonds give the issuer the flexibility of reduced cash interest expense for several years, and they give the purchaser the potential advantage of compounding the coupons at a higher rate than might otherwise be available.

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Zero coupon bonds are very risky, however, for the investor. Because the cash flows from zero coupon bonds are deferred and because zero coupon bonds often represent subordinated debt, their prices are more volatile than most other bonds.

Step-up bonds are a variant of zero coupon bonds. Step-up bonds pay little or no initial interest rate for several years and then a higher rate until maturity. They are also issued at a discount from face value.

For tax purposes, a purchaser of zero coupon bonds owes income tax on the interest that has accrued each year, even though the Account has received no cash. Certain federal tax law income and capital-gain distribution requirements may have an adverse effect on an Account to the extent it invests in zero coupon bonds.

PAY-IN-KIND BONDS. Pay-in-kind bonds pay interest either in cash or in additional securities at the issuer's option for a specified period. Like zero coupon bonds, PIK bonds are designed to give the issuer flexibility in managing cash flow. Unlike zero coupon bonds, however, PIK bonds offer the investor the opportunity to sell the additional securities issued in lieu of interest and thus obtain current income on the original investment. Certain federal tax law income and capital gain distribution requirements may have an adverse effect on an Account to the extent that it invests in PIK bonds.

RESET BONDS. The interest rate on reset bonds is adjusted periodically to a level that should allow the bonds to trade at a specified dollar level, generally par or $101. The rate can usually be raised, but the bonds have a low call premium, limiting the opportunity for capital gain. Some reset bonds have a maximum rate, generally 2.5% or 3% above the initial rate.

INCREASING RATE NOTES. Increasing rate notes ("IRNs") have interest rates that increase periodically (by 1/4% per quarter, for example). IRNs are generally used as a temporary financing instrument since the increasing rate is an incentive for the issuer to refinance with longer-term debt.

EQUITY SECURITIES. By definition, equity securities include common and preferred stocks, convertible securities, and warrants. Common stocks, the most familiar type, represent an equity (ownership) interest in a corporation. Although equity securities have a history of long-term growth in value, their prices fluctuate based on changes in a company's financial condition and on overall market and economic conditions. Smaller companies are especially sensitive to these factors.

STOCKS. Certain Accounts expect to remain fully invested in common stocks to the extent practicable, and is therefore subject to the general risk of the stock market. The value of an Account's shares can be expected to fluctuate in response to changes in market and economic conditions as well as the financial conditions and prospects of the issuers in which it invests. Certain Accounts also may invest in stocks of smaller companies that may individually exhibit more price volatility than the broad market averages. Although equity securities have historically demonstrated long-term growth in value, their prices fluctuate based on changes in a company's financial condition and general economic conditions. This is especially true in the case of smaller companies. Moreover, Accounts may invest in stocks of growth-oriented companies that intend to reinvest earnings rather than pay dividends. An Account may make investments in stocks that may at times have limited market liquidity and whose purchase or sale would result in above average transaction costs. Another factor that would increase the fundamental risk of investing in smaller companies is the lack of publicly available information due to their relatively short operating record as public companies.

Investing in medium capitalization stocks may involve greater risk than investing in large capitalization stocks, since they can be subject to more abrupt or erratic movements. However, they tend to involve less risk than stocks of small capitalization companies.

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The nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets or financial resources, and they may be dependent on one-person management. In addition, there may be less research available on many promising small and medium sized emerging growth companies making it more difficult to find and analyze these companies. The securities of emerging growth companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. Shares of an Account, therefore, are subject to greater fluctuation in value than shares of a conservative equity portfolio or of a growth portfolio that invests entirely in proven growth stocks.

CONVERTIBLE SECURITIES. Convertible securities may include corporate notes or preferred stock but ordinarily are long-term debt obligations of an issuer that are convertible at a stated price or exchange rate into the issuer's common stock. Convertible securities have characteristics similar to both common stock and debt obligations. Although to a lesser degree than with debt securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock and, therefore, reacts to variations in the general stock market. However, when the market price of the common stock underlying a convertible security exceeds the conversion price, the price of the convertible security tends to reflect the value of the underlying common stock. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis, and thus may not depreciate to the same extent as the underlying common stock.

As fixed-income securities, convertible securities are investments that provide a stable stream of income with generally higher yields than common stocks. Like all fixed-income securities, there can be no assurance of the current income because the issuers of the convertible securities may default on their obligations. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential through the conversion feature for capital appreciation. There can be no assurance of capital appreciation because securities prices fluctuate.

Convertible securities generally are subordinated to other similar but not-convertible debt of the same issuer, although convertible bonds enjoy seniority payment rights over all equity securities. Convertible preferred stock is senior to the issuer's common stock. Because of the conversion feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

A synthetic convertible security is comprised of two distinct securities that together resemble convertible securities. Synthetic convertible securities combine non-convertible bonds or preferred stock with warrants or stock call options. The options that form a portion of the convertible security are listed on a securities exchange or on the National Association of Securities Dealers Automated Quotations Systems. The two components of a synthetic convertible security generally are not offered as a unit but may be purchased and sold by a Fund at different times. Synthetic convertible securities differ from convertible securities in that each component of a synthetic convertible security has a separate market value and responds differently from the other to market fluctuations. Investing in synthetic convertible securities involves the risks normally involved in holding the securities comprising the synthetic convertible security.

DEBT SECURITIES. Debt securities held by an Account may be subject to several types of investment risk, including market or interest rate risk, which relates to the change in market value caused by fluctuations in prevailing interest rates and credit risk, which relates to the ability of the issuer to make timely interest payments and to repay the principal upon maturity. Call or income risk relates to corporate bonds during periods of falling interest rates, and involves the possibility that securities with high interest rates will be prepaid or "called" by the issuer prior to maturity. Investment-grade debt securities are generally regarded as having adequate capacity to pay interest and repay principal, but have speculative characteristics. Below-investment-grade debt securities (sometimes referred to as "high-yield/high-risk" or "junk" bonds) have greater speculative characteristics. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal.

The yield on debt instruments over a period of time should reflect prevailing interest rates, which depend on a number of factors, including government action in the capital markets, government fiscal and monetary policy, needs of businesses for capital goods for expansion, and investor expectations as to future inflation. The yield on a particular debt instrument is also affected by the risk that the issuer will be unable to pay principal and interest.

Certain Accounts may invest in corporate debt obligations that may be rated below the three highest rating categories of a nationally recognized statistical rating organization (AAA, AA, or A for S&P and Aaa, Aa, or A for Moody's, (see the Appendix for more information)) or, if unrated, of comparable quality and may have speculative characteristics or be speculative. Lower-rated or comparable unrated bonds are commonly referred to as "junk bonds". There is no minimum acceptable rating for a security to be purchased or held by certain Accounts, and an Account may, from time to time, purchase or hold securities rated in the lowest rating category and may include bonds in default. Credit ratings evaluate the safety of the principal and interest payments but not the market value of high yield bonds. Further, the value of such bonds is likely to fluctuate over time.

Lower-rated bonds usually offer higher yields with greater risks than higher-rated bonds. Lower-rated bonds have more risk associated with them that the issuer of such bonds will default on principal and interest payments. This is because of reduced creditworthiness and increased risk of default. Lower-rated securities generally tend to reflect short-term corporate and market developments to a greater extent than higher-rated securities that react primarily to fluctuations in the general level of interest rates. Short-term corporate and market developments affecting the price or liquidity of lower-rated securities could include adverse news affecting major issuers, underwriters, or dealers of lower-rated corporate debt obligations. In addition, since there are fewer investors in lower-rated securities, it may be harder to sell the securities at an optimum time.

As a result of these factors, lower-rated securities tend to have more price volatility and carry more risk to principal and income than higher-rated securities.

An economic downturn may adversely affect the value of some lower-rated bonds. Such a downturn may especially affect highly leveraged companies or companies in cyclically sensitive industries, where deterioration in a company's cash flow may impair its ability to meet its obligations to pay principal and interest to bondholders in a timely fashion. From time to time, as a result of changing conditions, issuers of lower-rated bonds may seek or may be required to restructure the terms and conditions of securities they have issued. As a result of these restructuring, holders of lower-rated securities may receive less principal and interest than they had bargained for at the time such bonds were purchased. In the event of a restructuring, an Account may bear additional legal or administrative expenses in order to maximize recovery from an issuer. Additionally, an increase in interest rates may also adversely impact the value of high yield bonds.

The secondary trading market for lower rated bonds is generally less liquid than the secondary trading market for higher-rated bonds. Adverse publicity and the perception of investors relating to issuers, underwriters, dealers or underlying business conditions, whether or not warranted by fundamental analysis, may affect the price or liquidity of lower-rated bonds. On occasion, therefore, it may become difficult to price or dispose of a particular security in the Account.

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An Account may, from time to time, own zero coupon bonds and pay-in-kind securities. A zero coupon bond makes no periodic interest payments and the entire obligation becomes due only upon maturity. Pay-in-kind securities make periodic payments in the form of additional securities as opposed to cash. The price of zero coupon bonds and pay-in-kind securities is generally more sensitive to fluctuations in interest rates than are conventional bonds. Additionally, federal tax law requires that interest on zero coupon bonds be reported as income to the Account even though it receives no cash interest until the maturity or payment date of such securities.

Many corporate debt obligations, including many lower rated bonds, permit the issuers to call the security and therefore redeem their obligations earlier than the stated maturity dates. Issuers are more likely to call bonds during periods of declining interest rates. In these cases, if an Account owns a bond that is called, the Account will receive its return of principal earlier than expected and would likely be required to reinvest the proceeds at a lower interest rate, thus reducing income to the Account.

EVALUATING THE RISKS OF LOWER-RATED SECURITIES. An Account's adviser or subadviser will follow certain steps to evaluate the risks associated with investing in lower-rated securities. These techniques include:

       CREDIT RESEARCH. The adviser or subadviser performs its own credit analysis in addition to using nationally recognized statistical rating organizations and other sources, including discussions with the issuer's management, the judgment of other investment analysts, and its own informed judgment. The credit analysis will consider the issuer s financial soundness, its responsiveness to changes in interest rates and business conditions, and its anticipated cash flow, interest or dividend coverage and earnings. In evaluating an issuer, the adviser or subadviser places special emphasis on the estimated current value of the issuer's assets rather than historical costs.

       DIVERSIFICATION. An Account generally invests in securities of many different issuers, industries, and economic sectors to reduce portfolio risk.

       ECONOMIC ANALYSIS. The adviser or subadviser will also analyze current developments and trends in the economy and in the financial markets. When investing in lower-rated securities, timing and selection are critical and analysis of the business cycle can be important.

Achievement by an Account investing in these bonds of its investment objective may be more dependent on the credit analysis of a lower-rated bond than would be the case if the Account invested exclusively in higher-rated bonds.

EXCHANGE-TRADED FINANCIAL FUTURES. Certain Accounts may use exchange-traded financial futures contracts consisting of stock index futures contracts and futures contracts on debt securities ("interest rate futures") as a hedge to protect against changes in stock prices or interest rates. A stock index futures contract is a contractual obligation to buy or sell a specified index of stock at a future date for a fixed price.

An Account will not purchase or sell futures contracts for which the aggregate initial margin exceeds 5% of the fair market value of its assets, after taking into account unrealized profits and losses on any such contracts which it has entered into. When a futures contract is purchased, the Account will set aside an amount of cash and cash equivalents equal to the total market value of the futures contract, less the amount of the initial margin. At no time will the Account's investments in such futures be used for speculative purposes.

All financial futures contracts will be traded on exchanges that are licensed and regulated by the Commodity Futures Trading Commission ("CFTC"). To ensure that its futures transactions meet CFTC standards, the Account will enter into futures contracts for hedging purposes only (i.e., for the purposes or with the intent specified in CFTC regulations and interpretations, subject to the requirements of the Securities and Exchange Commission).

The use of options, futures contracts, options on futures contracts, forward contracts and options on foreign currencies may result in the loss of principal, particularly where such instruments are traded for other than hedging purposes (e.g., to enhance current yield).

STOCK INDEX FUTURES CONTRACTS. Certain Accounts may purchase and sell stock index futures contracts. Stock index futures contracts bind purchaser and seller to deliver, at a future date specified in the contract, a cash amount equal to a multiple of the difference between the value of a specified stock index on that date and the settlement price specified by the contract. That is, the seller of the futures contract must pay and the purchaser would receive a multiple of any excess of the value of the index over the settlement price, and conversely, the purchaser must pay and the seller would receive a multiple of any excess of the settlement price over the value of the index. A public market currently exists for stock index futures contracts based on the S&P 500 Index, the New York Stock Exchange Composite Index, the Value Line Stock Index, and the Major Market Index. It is expected that financial instruments related to broad-based indices, in addition to those for which futures contracts are currently traded, will in the future be the subject of publicly traded futures contracts. Each Account may purchase and sell stock index futures contracts on its benchmark index or similar index.

Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but instead are liquidated through offsetting transactions that may result in a gain or a loss. While futures positions taken by an Account are usually liquidated in this manner, an Account may instead make or take delivery of underlying securities whenever it appears economically advantageous to do so. A clearing organization associated with the relevant exchange assumes responsibility for closing out transactions and guarantees that, as between the clearing members of the exchange, the sale and purchase obligations will be performed with regard to all positions that remain open at the termination of the contract.

When futures contracts are entered into by an Account, either as the purchaser or the seller of such contracts, the Fund is required to deposit with its custodian in a segregated account in the name of the futures commission merchant ("FCM") an initial margin of cash or U.S. Treasury bills equaling as much as 5% to 10% or more of the contract settlement price. The nature of initial margin requirements in futures transactions differs from traditional margin payments made in securities transactions in that initial margins for futures contracts do not involve the borrowing of funds by the customer to finance the transaction. Instead, a customer's initial margin on a futures contract represents a good faith deposit securing the customer's contractual obligations under the futures contract. The initial margin deposit is returned, assuming these obligations have been met, when the futures contract is terminated. In addition, subsequent payments to and from the FCM, called "variation margin," are made on a daily basis as the price of the underlying security or stock index fluctuates reflecting the change in value in the long (purchase) or short (sale) positions in the financial futures contract, a process known as "marking to market."

Futures contracts generally are not entered into to acquire the underlying asset and generally are not held to maturity. Prior to the contract settlement date, an Account will normally close all futures positions by entering into an offsetting transaction which operates to cancel the position held, and which usually results in a profit or loss.

OPTIONS ON STOCK INDEX FUTURES CONTRACTS. Certain Accounts also may purchase call and put options and write covered call and put options on stock index futures contracts of the type into which the particular Fund is authorized to enter. Covered put and call options on futures contracts will be covered in the same manner as covered options on securities and securities indices. The Accounts may invest in such options for the purpose of closing out a futures position that has become illiquid.

Options on futures contracts are traded on exchanges that are licensed and regulated by the CFTC. A call option on a futures contract gives the purchaser the right in return for the premium paid, to purchase a futures contract (assume a "long" position) at a specified exercise price at any time before the option expires. A put option gives the purchaser the right, in return for the premium paid, to sell a futures contract (assume a "short" position), for a specified exercise price, at any time before the option expires.

Unlike entering into a futures contract itself, purchasing options on futures contracts allows a buyer to decline to exercise the option, thereby avoiding any loss beyond forgoing the purchase price (or "premium") paid for the options. Whether, in order to achieve a particular objective, the Account enters into a stock index futures contract, on the one hand, or an option contract on a stock index futures contract, on the other, will depend on all the circumstances, including the relative costs, liquidity, availability and capital requirements of such futures and options contracts. Each Account will consider the relative risks involved, which may be quite different. These factors, among others, will be considered in light of market conditions and the particular objective to be achieved.

CERTAIN ADDITIONAL RISKS OF FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS. In addition to the risks described in the Prospectus, the use of stock index futures contracts and options on such futures contracts may entail the following risks. First, although such instruments when used by an Account are intended to correlate with the Account's portfolio securities, in many cases the futures contracts or options on futures contracts used may be based on stock indices the components of which are not identical to the portfolio securities owned or intended to be acquired by the Account. Second, due to supply and demand imbalances and other market factors, the price movements of stock index futures contracts and options thereon may not necessarily correspond exactly to the price movements of the stock indices on which such instruments are based. Accordingly, there is a risk that an Account's transactions in those instruments will not in fact offset the impact on the Account of adverse market developments in the manner or to the extent contemplated or that such transactions will result in losses to the Account which are not offset by gains with respect to corresponding portfolio securities owned or to be purchased by that Account.

To some extent, careful management of these strategies can minimize these risks. For example, where price movements in a futures contract are expected to be less volatile than price movements in the related portfolio securities owned or intended to be acquired by an Account, it may, in order to compensate for this difference, use an amount of futures contracts which is greater than the amount of such portfolio securities. Similarly, where the price movement of a futures contract is anticipated to be more volatile, an Account may use an amount of such contracts which is smaller than the amount of portfolio securities to which such contracts relate.

The risk that the hedging technique used will not actually or entirely offset an adverse change in the value of an Account's securities is particularly relevant to futures contracts. An Account, in entering into a futures purchase contract, potentially could lose any or all of the contract's settlement price. In addition, because stock index futures contracts require delivery at a future date of an amount of cash equal to a multiple of the difference between the value of a specified stock index on that date and the settlement price, an algebraic relationship exists between any price movement in the underlying index and the potential cost of settlement to an Account. A small increase or decrease in the value of the underlying index can, therefore, result in a much greater increase or decrease in the cost to the Fund. Although the Accounts intend to establish positions in these instruments only when there appears to be an active market, there is no assurance that a liquid market for such instruments will exist when they seek to "close out" (i.e., terminate) a particular stock index futures contract position. Trading in such instruments could be interrupted, for example, because of a lack of either buyers or sellers. In addition, the futures exchanges may suspend trading after the price of such instruments has risen or fallen more than the maximum amount specified by the exchange. An Account may be able, by adjusting investment strategy in the cash or other contract markets, to offset to some extent any adverse effects of being unable to liquidate a futures position. Nevertheless, in some cases, an Account may experience losses as a result of such inability. Therefore it may have to liquidate other more advantageous investments to meet its cash needs.

In addition, FCMs or brokers in certain circumstances will have access to the Accounts' assets posted as margin in connection with these transactions as permitted under the Act. The Accounts will use only FCMs or brokers in whose reliability and financial soundness they have full confidence and have adopted certain other procedures and limitations to reduce the risk of loss with respect to any assets which brokers hold or to which they may have access. Nevertheless, in the event of a broker's insolvency or bankruptcy, it is possible that an Account could experience a delay or incur costs in recovering such assets or might recover less than the full amount due. Also the value of such assets could decline by the time the Account could effect such recovery.

The success of these techniques depends, among other things, on the adviser's or subadviser's ability to predict the direction and volatility of price movements in the futures markets as well as the securities markets and on its ability to select the proper type, time, and duration of futures contracts. There can be no assurance that these techniques will produce their intended results. In any event, the adviser or subadviser will use stock index futures contracts and options thereon only when it believes the overall effect is to reduce, rather than increase, the risks to which an Account is exposed. These transactions also, of course, may be more, rather than less, favorable to an Account than originally anticipated.

SWAPS. Swaps are over-the-counter (OTC) agreements that typically require counterparties to make periodic payments to each other for a specified period. The calculation of these payments is based on an agreed-upon amount, called the notional amount that generally is exchanged only in currency swaps. The periodic payments may be a fixed or floating (variable) amount. Floating payments may change with fluctuations in interest or currency rates or equity or commodity prices, depending on the contract terms. Swaps are used to hedge a risk or obtain more desirable financing terms, and they can be used to profit from correctly anticipating rate and price movements.

FOREIGN AND EMERGING MARKETS SECURITIES. Certain Accounts may invest in foreign and/or emerging markets securities. These securities may include U.S. dollar-denominated securities and debt securities of foreign governments (including provinces and municipalities) or their agencies or instrumentalities, securities issued or guaranteed by international organizations designated or supported by multiple governments or entities to promote economic reconstruction or development, and securities of foreign corporations and financial institutions.

Certain Accounts may invest in American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and European Depositary Receipts ("EDRs"), and similar instruments providing for indirect investment in securities of foreign issuers. Due to the absence of established securities markets in certain foreign countries and restrictions in certain countries on direct investment by foreign countries and restrictions in certain countries on direct investment by foreign entities, an Account may invest in certain issuers through the purchase of sponsored and unsponsored ADRs or other similar securities, such as American Depositary Shares, Global Depositary Shares of International Depositary Receipts. ADRs are receipts typically issued by U.S. banks evidencing ownership of the underlying securities into which they are convertible. These securities may or may not be denominated in the same currency as the underlying securities. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of unsponsored ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depository of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights.

Subject to any limit on an Account's investments in foreign securities, there may be no limit on the amount of assets that may be invested in securities of issuers domiciled in a single country or market. To the extent that an Account's assets are invested substantially in a single country or market, the Account is more susceptible to the risks of investing in that country or market than it would be if its assets were geographically more diversified.

Investments in foreign securities may offer an Account an opportunity to pursue the performance potential of an overseas market. Such securities, however, also entail risks in addition to the risks of U.S. securities. Foreign governments may nationalize or expropriate assets or impose confiscatory taxes on an investment. Civil wars or other political or financial instability or diplomatic developments may affect the value of a Fund's foreign investments. Foreign countries may impose currency exchange controls, foreign withholding taxes, or other factors that may affect the value of an investment. Movement in foreign currency exchange rates against the U.S. dollar may result in significant changes in the value of overseas investments. Generally, if the U.S. dollar weakens, the value of the foreign investment in U.S. dollars increases. Conversely, when the U.S. dollar strengthens, the value of the foreign investment in U.S. dollars decreases.

There is generally less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers generally are not subject to accounting, auditing and financial reporting practices comparable with U.S. practices. Some foreign securities or markets are more thinly traded and, as a result, foreign securities may be less liquid and more volatile than U.S. securities. Foreign settlement procedures and trade regulations may involve risks and expenses not present in U.S. settlements.

The risks of investing in foreign securities may be intensified in the case of investment in emerging markets. Securities of many issuers in emerging markets may be less liquid and more volatile than comparable domestic securities. Investment in emerging markets may be subject to delays in settlements, resulting in periods when a portion of an Account's assets is uninvested and no return is earned thereon. Certain markets may require payment for securities before delivery, and in such markets the Account bears the risk that the securities will not be delivered and that the payment will not be returned.

In addition, many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain of these countries. In many cases, emerging market countries are among the world's largest debtors to commercial banks, foreign governments, international financial organizations and other financial institutions. In recent years, the governments of some of these countries have encountered difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness.

Foreign securities transactions also include generally higher commission rates and the risks of adverse changes in investment or exchange control regulations, political instability that could affect U.S. investments in foreign countries, and potential restrictions on the flow of international capital.

Additionally, dividends payable on foreign securities may be subject to foreign taxes withheld prior to distribution. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment positions.

ILLIQUID SECURITIES. Certain Accounts may make investments in illiquid securities. Illiquid securities are those that are not readily marketable within seven days in the ordinary course of business and include restricted securities that may not be publicly sold without registration under the Securities Act of 1933 (the "1933 Act") and Rule 144A securities. Inmost instances such securities are traded at a discount from the market value of unrestricted securities of the same issuer until the restriction is eliminated. If a Fund sells such portfolio securities, it may be deemed an underwriter, as such term is defined in the 1933 Act, with respect to those sales, and registration of such securities under the 1933 Act may be required. The Accounts will not bear the expense of such registration. In determining securities subject to the percentage limitation, an Account will include, in addition to restricted securities, repurchase agreements maturing in more than seven days and other securities not having readily available market quotations, including options traded over-the-counter, certain mortgage related securities and other securities subject to restrictions on resale.

RULE 144A SECURITIES. Certain Rule 144A securities may be considered illiquid and, therefore, their purchase is subject to a Fund's limitation on the purchase of illiquid securities, unless the adviser under guidelines approved by the Board determines on an ongoing basis that an adequate trading market exists for the securities. If qualified institutional buyers become uninterested for a time in purchasing Rule 144A securities held by an Account, the Account's level of illiquidity could increase. The Board has established standards and procedures for determining the liquidity of Rule 144A securities and periodically monitors the adviser's implementation of the standards and procedures. The ability to sell to qualified institutional buyers under Rule 144A has developed in recent years, and the adviser cannot predict how this market will develop.

LOANS OF SECURITIES TO BROKER DEALERS. The Account may lend securities to brokers and dealers pursuant to agreements requiring that the loans be continuously secured by cash, liquid securities, or any combination of cash and liquid securities, as collateral equal at all times in value to at least 102% of the market value of the securities loaned. The Account will not loan securities if, after a loan, the aggregate of all outstanding securities loans exceeds one third of the value of the Account's total assets taken at their current market value. The Account continues to receive interest or dividends on the securities loaned and simultaneously earns interest on the investment of any cash loan collateral in U.S. Treasury notes, certificates of deposit, other high grade, short-term obligations or interest-bearing cash equivalents. Although voting rights attendant to securities loaned pass to the borrower, such loans may be called at any time and will be called so that the Account may vote the securities if, in the opinion of the investment adviser, a material event affecting the investment would occur. There may be risks of delay in receiving additional collateral, in recovering the securities loaned, or even loss of rights in the collateral should the borrower of the securities fail financially. However, loans may be made only to borrowers deemed to be of good standing, under standards approved by the Board of Managers ("Board"), when the income to be earned from the loan justifies the risks.

REVERSE REPURCHASE AGREEMENTS: A reverse repurchase agreement transaction is similar to borrowing cash. In a reverse repurchase agreement, an Account transfers possession of a portfolio instrument to another person, such as a financial institution, broker, or dealer, in return for a percentage of the instrument's market value in cash and agrees on a stipulated date in the future to repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed upon rate. The use of reverse repurchase agreements may enable an Account to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous, but the ability to enter into reverse repurchase agreements does not ensure that the Account will be able to avoid selling portfolio instruments at a disadvantageous time.

The Accounts will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory to the adviser or subadviser. Such transactions may increase fluctuations in an Account's yield or in the market value of its assets.

When effecting reverse repurchase agreements, liquid assets of an Account, in a dollar amount sufficient to make payment for the obligations to be purchased, are segregated at the trade date. These securities are marked to market daily and are maintained until the transaction is settled. During the period any reverse repurchase agreements are outstanding, but only to the extent necessary to assure completion of the reverse repurchase agreements, an Account may restrict the purchase of portfolio instruments to money market instruments maturing on or before the expiration date of the reverse repurchase agreements.

TEMPORARY INVESTMENTS. Permissible temporary investments for defensive or cash management purposes may include U.S. government securities and money market instruments, including instruments of banks that are members of the Federal Deposit Insurance Corporation with assets of at least $1 billion, such as certificates of deposit, demand and time deposits, and bankers' acceptances; prime commercial paper, including master demand notes; and repurchase agreements secured by U.S. government securities.

Certain Accounts may invest in debt obligations which involve equity features such as conversion or exchange rights, warrants for the acquisition of common stock of the same or a different issuer, participations based on revenues, sales or profits, or the purchase of common stock in a unit transaction (where corporate debt securities and common stock are offered as a unit).

TEMPORARY BANK BORROWING: Certain Accounts may borrow from banks for temporary purposes, including the meeting of redemption requests, which might require the untimely disposition of securities.

LETTERS OF CREDIT: Certain Accounts may also engage in trades of municipal obligations, certificates of participation therein, commercial paper and other short-term obligations that are backed by irrevocable letters of credit issued by banks which assume the obligation for payment of principal and interest in the event of default by an issuer. Only banks the securities of which, in the opinion of the Investment Subadviser, are of investment quality comparable to other permitted investments of the Accounts may be used for letter of credit-backed investment.

INVESTMENT IN UNSEASONED COMPANIES: Certain Accounts may also invest Account assets in securities of companies that have operated for less than three years, including the operations of predecessors. The Accounts have undertaken that they will not make investments that will result in more than 5% of total assets being invested in the securities of newly formed companies and equity securities that are not readily marketable. Investing in securities of unseasoned companies may, under certain circumstances, involve greater risk than is customarily associated with investment in more established companies.

REAL ESTATE-RELATED INSTRUMENTS: Some Accounts may engage in the purchase and sale of real estate related instruments including real estate investment trusts, commercial and residential mortgage-backed securities, and real estate financings. Real estate-related instruments are sensitive to factors such as real estate values and property taxes, interest rates, cash flow of underlying real estate assets, over building and the management skill and creditworthiness of the issuer. Real estate-related instruments may also be affected by tax and regulatory requirements, such as those relating to the environment.

CORPORATE ASSET-BACKED SECURITIES: Corporate asset-backed securities, issued by trusts and special purpose corporations, are backed by a pool of assets, such as credit card or automobile loan receivables, representing the obligations of a number of different parties. Corporate asset-backed securities present certain risks. For instance, in the case of credit care receivables, these securities may not have the benefit of any security interest in the related collateral.

ASSET-BACKED MORTGAGE SECURITIES: Securities of this type include interests in pools of lower-rated debt securities, or consumer loans or mortgages, or complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities. The value of these securities may be significantly affected by changes in interest rates, the market's perception of the issuers, and the creditworthiness of the parties involved. Some securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, making their value highly volatile. These securities may also be subject to prepayment risk.

LOAN PARTICIPATIONS AND OTHER DIRECT INDEBTEDNESS: By purchasing a loan participation, a Fund acquires some or all of the interest of a bank or other lending institution in a loan to a corporate borrower. Many such loans are secured, and most impose restrictive covenants which must be met by the borrower. These loans are made generally to finance internal growth, mergers, acquisitions, stock repurchases, leveraged buy-outs and other corporate activities. Such loans may be in default at the time of purchase.

Some Accounts may also purchase other direct indebtedness such as trade or other claims against companies, which generally represent money owed by the company to a supplier of goods and services. These claims may also be purchased at a time when the company is in default. Certain of the loan participations and other direct indebtedness acquired by these Accounts may involve revolving credit facilities or other standby financing commitments which obligate the Accounts to pay additional cash on a certain date or on demand.

The highly leveraged nature of many such loans and other direct indebtedness may make such loans especially vulnerable to adverse changes in economic or market conditions. Loan participations and other direct indebtedness may not be in the form of securities or may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Accounts may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value.

INVESTMENT COMPANY SECURITIES: Generally, the Accounts may purchase and sell securities of open and closed-end investment companies subject to the limits prescribed under the 1940 Act.

AFFILIATED BANK TRANSACTIONS: Certain Accounts may engage in transactions with financial institutions that are, or may be considered to be "affiliated persons" of the fund under the Investment Company Act of 1940. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities, U.S. government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. The Board of Managers and the advisers of Accounts engaged in affiliated bank transactions have established and will periodically review procedures applicable to transactions involving affiliated financial institutions.

INDEXED SECURITIES: Certain Accounts may purchase securities whose prices are indexed to the prices of other securities, securities indices, currencies, precious metals or other commodities, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Gold-indexed securities, for example, typically provide for a maturity value that depends on the price of gold, resulting, in a security whose price tends to rise and fall together with gold prices. Currency-indexed securities typically are short-term to intermediate-term debt securities whose maturity values or interest rates are determined by reference to the values of one or more specified foreign currencies, and may offer higher yields than U.S. dollar-denominated securities of equivalent issuers. Currency-indexed securities may be positively or negatively indexed; that is, their maturity value may increase when the specified currency value increases, resulting in a security that performs similarly to a foreign-denominated instrument, or their maturity value may decline when foreign currencies increase, resulting in a security whose price characteristics are similar to a put on the underlying currency. Currency-indexed securities may also have prices that depend on the values of a number of different foreign currencies relative to each other.

The performance of indexed securities depends to a great extent on the performance of the security, currency, or other instrument to which they are indexed, and may also be influenced by interest rate changes in the United States and abroad. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Recent issuers of indexed securities have included banks, corporations, and certain U.S. government agencies. Indexed securities may be more volatile than the underlying instruments.

SHORT SALES "AGAINST THE BOX": Some Accounts may enter into a short sale against the box. If an Account decides to enter into such transitions, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will be required to hold such securities while the short sale is outstanding.

COMMERCIAL PAPER RATINGS: Investments in commercial paper are limited to those rated A-1 by Standard & Poor's Corporation and Prime-1 by Moody's Investors Service, Inc. Commercial paper rated A-1 by S&P has the following characteristics: (1) liquidity ratios are adequate to meet cash requirements;
(2) the issuer's long-term senior debt is rated "A" or better, although in some cases "BBB" credits may be allowed; (3) the issuer has access to at least two additional channels of borrowing; (4) basic earnings and cash flow have an upward trend with allowances made for unusual circumstances; and (5) the issuer's industry is typically well established and the issuer has a strong position within the industry.

The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following:
(1) evaluating the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationship which exists with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public preparations to meet such obligations. The relative strength or weakness of the above factors determines how the issuer's commercial paper is rated within various categories.

INVESTMENT RESTRICTIONS

The Separate Accounts each have different investment objectives and policies, as discussed above and in the Prospectus. Each Managed Separate Account has certain fundamental investment restrictions, which are set forth below. Neither the investment objective nor the fundamental investment restrictions can be changed without a vote of a majority of the outstanding voting securities of the Accounts, as defined in the 1940 Act.

The percentage restrictions (for either fundamental investment policies or investment restrictions) are interpreted such that if they are adhered to at the time of investment, a later increase in a percentage beyond the specified limit resulting from a change in the values of portfolio securities or in the amount of net assets shall not be considered a violation. It must be recognized that there are risks inherent in the ownership of any investment and that there can be no assurance that the investment objectives of the Separate Accounts will be achieved.

THE TRAVELERS GROWTH AND INCOME STOCK ACCOUNT FOR VARIABLE ANNUITIES ("GIS")

INVESTMENT RESTRICTIONS

The investment restrictions for Account GIS, as set forth below, are identical, except where indicated. The investment restrictions set forth in items 1 through 9 are fundamental and may not be changed without a vote of a majority of the outstanding voting securities of Account GIS, as defined in the 1940 Act. Items 10 through 13 may be changed by a vote of the Board of Managers of Account GIS.

       1. Not more than 5% of the assets of the Account will be invested in the securities of any one issuer, except obligations of the United States Government and its instrumentalities.

       2. Borrowings will not be made, except that the right is reserved to borrow from banks for emergency purposes, provided that such borrowings will not exceed 5% of the value of the assets of Account GIS, and that immediately after the borrowing, and at all times thereafter, and while any such borrowing is unrepaid, there will be asset coverage of at least 300% for all borrowings of the Account.

       3. Securities of other issuers will not be underwritten, except that the Account could be deemed an underwriter when engaged in the sale of restricted securities. (See item 13.)

       4. Interests in real estate will not be purchased, except as may be represented by securities for which there is an established market.

       5. No purchase of commodities or commodity contracts will be made, except transactions involving financial futures in order to limit transaction and borrowing costs and for hedging purposes, as discussed above.

       6. Loans will be made only through the acquisition of a portion of privately placed issue of bonds, debentures or other evidences of indebtedness of a type customarily purchased by institutional investors. (See item 13.)

       7. Investments will not be made in the securities of a company for the purpose of exercising management or control.

       8. Not more than 10% of the voting securities of any one issuer will be acquired. (It is the present practice of the Account not to exceed 5% of the voting securities of any one issuer.)

       9.    Senior securities will not be issued.

       10.   Short sales of securities will not be made.

       11. Purchases will not be made on margin, except for short-term credits which are necessary for the clearance of transactions, and for the placement of not more than 5% of its net asset value in total margin deposits for positions in futures contracts.

       12. The Account will not invest in the securities of other investment companies, except as part of a plan of merger, consolidation or acquisition of assets.

       13. Not more than 5% of the value of the assets of the Account may be invested in restricted securities (securities which may not be publicly offered without registration under the Securities Act of
             1933).

Changes in the investments of Account GIS may be made from time to time to take into account changes in the outlook for particular industries or companies. The Accounts' investments will not, however, be concentrated in any one industry; that is, no more than 25% of the value of their assets will be invested in any one industry. While Account GIS may occasionally invest in foreign securities, it is not anticipated that such investments will, at any time, account for more than 10% of their investment portfolios.

The assets of Account GIS will be kept fully invested, except that (a) sufficient cash may be kept on hand to provide for variable annuity contract obligations, and (b) reasonable amounts of cash, United States Government or other liquid securities, such as short-term bills and notes, may be held for limited periods, pending investment in accordance with their respective investment policies.

PORTFOLIO TURNOVER

Although Account GIS intend to purchase securities for long-term appreciation of capital and income, and do not intend to place emphasis on obtaining short-term trading profits, such short-term trading may occur. A higher turnover rate should not be interpreted as indicating a variation from the stated investment policy of seeking long-term accumulation of capital, and will normally increase the brokerage costs of Account GIS. However, negotiated fees and the use of futures contracts will help to reduce brokerage costs. While there is no restriction on portfolio turnover, Account GIS expects to have a moderate to high level of portfolio turnover. The portfolio turnover rate for Account GIS for the years ended December 31, 2001, 2002 and 2003 was 32%, 54% and 68%, respectively.

THE TRAVELERS QUALITY BOND ACCOUNT FOR VARIABLE ANNUITIES ("QB")

INVESTMENT RESTRICTIONS

The account normally invests at least 80% of its assets in investment-grade bonds and debt securities ("80% investment policy"). Investment-grade bonds are those rated within the three highest categories by Standard & Poors Group, Moody's Investors Service, Inc. or any other nationally recognized statistical rating organization, or if, unrated, determined to be of comparable quality by the Adviser. Commercial paper rated in the top category by a nationally recognized statistical rating organization is included in the Account's 80% investment policy. The Account will notify shareholders at least 60 days' prior to changing it's 80% investment policy.

The investment restrictions set forth in items 1 through 9 below are fundamental and may not be changed without a vote of a majority of the outstanding voting securities of Account QB, as defined in the 1940 Act. Items 10 through 13 may be changed by a vote of the Board of Managers of Account QB.

       1. Not more than 15% of the value of the assets of Account QB will be invested in the securities of any one issuer, except obligations of the United States Government and its instrumentalities, for which there is no limit.

       2. Borrowings will not be made, except that the right is reserved to borrow from banks for emergency purposes, provided that these borrowings will not exceed 5% of the value of the assets of Account QB and that immediately after the borrowing, and at all times thereafter, and while any borrowing is unrepaid, there will be asset coverage of at least 300% for all borrowings of Account QB.

       3. Securities of other issuers will not be underwritten, except that Account QB could be deemed to be an underwriter when engaged in the sale of restricted securities.

       4. Interests in real estate will not be purchased, except as may be represented by securities for which there is an established market.

       5. No purchase of commodities or commodity contracts will be made, except transactions involving financial futures used as a hedge against unanticipated changes in prevailing levels of interest rates.

       6. Loans will be made only through the acquisition of a portion of privately placed issue of bonds, debentures and other evidences of indebtedness of a type customarily purchased by institutional investors.

       7. Investments will not be made in the securities of a company for the purpose of exercising management or control.

       8. Not more than 10% of the voting securities of any one issuer will be acquired.

       9.    Senior securities will not be issued.

       10.   Short sales of securities will not be made.

       11. Purchases will not be made on margin, except for any short-term credits that are necessary for the clearance of transactions and to place up to 5% of the value of its net assets in total margin deposits for positions in futures contracts.

       12. Account QB will not invest in the securities of other investment companies, except as part of a plan of merger, consolidation or acquisition of assets.

       13. The average period of maturity (or in the case of mortgage-backed securities, the estimated average life of cash flows) of all fixed interest debt instruments held by Account QB will not exceed five years.

The investments of Account QB will not be concentrated in any one industry; that is, no more than 25% of the value of its assets will be invested in any one industry. There is no investment policy as to Account QB's investment in foreign securities.

PORTFOLIO TURNOVER

Brokerage costs associated with short-term debt instruments are significantly lower than those incurred on equity investments, and thus, a high portfolio turnover rate would not adversely affect the brokerage costs of Account QB to the same extent as high turnover in a separate account which invests primarily in common stock. The portfolio turnover rate for Account QB for the years ended December 31, 2001, 2002 and 2003 was 166%, 113% and 139%, respectively.

THE TRAVELERS MONEY MARKET ACCOUNT FOR VARIABLE ANNUITIES ("MM")

Investment Restrictions

In keeping with the objective of obtaining the highest possible current income consistent with a high degree of liquidity and preservation of capital, Account MM operates under the following restrictions, which restrictions are fundamental and may not be changed without a vote of a majority of the outstanding voting securities of Account MM, as defined in the 1940 Act. Account MM may not:

       1. purchase any security which has a maturity date more than one year from the date of the Account's purchase;

       2. invest more than 25% of its assets in the securities of issuers in any single industry (exclusive of securities issued by domestic banks and savings and loan associations, or securities issued or guaranteed by the United States Government, its agencies, authorities or instrumentalities). Neither all finance companies, as a group, nor all utility companies, as a group, are considered a single industry for the purpose of restriction;

       3. acquire more than 10% of the outstanding securities of any one issuer, including repurchase agreements with any one bank or dealer (exclusive of securities issued or guaranteed by the United States Government, its agencies or instrumentalities);

       4. invest more than 5% of its assets in the securities of any one issuer, other than securities issued or guaranteed by the United States Government. However, the Fund may invest up to 25% of its total assets in first tier securities, as defined in Rule 2a-7, of a single issuer for a period of up to three business days after the purchase thereof;

       5. borrow money, except from banks on a temporary basis in an aggregate amount not to exceed one-third of the Account's assets (including the amount borrowed); the borrowings may be used exclusively to facilitate the orderly maturation and sale of portfolio securities during any periods of abnormally heavy redemption requests, if they should occur; such borrowings may not be used to purchase investments and the

             Account will not purchase any investment while any such borrowing exists; immediately after the borrowing, and at all times thereafter while any borrowing is unrepaid, there will be asset coverage of at least 300% for all borrowings of the Account;

       6. pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Account, except as may be necessary in connection with any borrowing mentioned above and in an aggregate amount not to exceed 5% of the Account's assets;

       7. make loans, provided that the Account may purchase money market securities and enter into repurchase agreements;

       8. (a) make investments for the purpose of exercising control; (b) purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization; (c) invest in real estate (other than money market securities secured by real estate or interests therein, or money market securities issued by companies which invest in real estate or interests therein), commodities or commodity contracts, interests in oil, gas or other mineral exploration or other development programs; (d) purchase any securities on margin; (e) make short sales of securities or maintain a short position or write, purchase or sell puts, calls, straddles, spreads or combinations thereof; (f) invest in securities of issuers (other than agencies, authorities or instrumentalities of the United States Government) having a record, together with predecessors, of less than three years of continuous operation if more than 5% of the Account's assets would be invested in such securities; (g) purchase or retain securities of any issuer if the officers and directors of the investment adviser who individually own more than 0.5% of the outstanding securities of such issuer together own more than 5% of the securities of such issuer; or (h) act as an underwriter of securities;

       9. invest in securities which under the 1933 Act or other securities laws cannot be readily disposed of with registration or which are otherwise not readily marketable at the time of purchase, including repurchase agreements that mature in more than seven days, if as a result more than 10% of the value of the Account's assets is invested in these securities. At present, the Account has no investments in these securities and has no present expectation of purchasing any, although it may in the future; and

       10.   issue senior securities.

PORTFOLIO TURNOVER

A portfolio turnover rate is not applicable to Account MM, which invests only in money market instruments.

                   INVESTMENT MANAGEMENT AND ADVISORY SERVICES

The investments and administration of the separate accounts are under the direction of the Board of Managers.

Travelers Asset Management International Company LLC (TAMIC) furnishes investment management and advisory services to Accounts GIS, QB, and MM according to the terms of written Investment Advisory Agreements. The Investment Advisory Agreements between Account QB and TAMIC and Account MM and TAMIC, were each approved by a vote of variable annuity Contract Owners at their meeting held on April 23, 1993. The Investment Advisory Agreement between Account GIS and TAMIC was approved by a vote of the variable annuity Contract Owners at their meeting held on April 27, 1998.

The agreements between Accounts GIS, QB and MM and TAMIC will all continue in effect as described below in (3), as required by the 1940 Act. Each of the agreements:

       1. provides that for investment management and advisory services, the Company will pay to TAMIC, on an annual basis, an advisory fee based on the current value of the assets of the accounts for which TAMIC acts as investment adviser (see "Advisory Fees" in the prospectus);

       2. may not be terminated by TAMIC without the prior approval of a new investment advisory agreement by those casting a majority of the votes entitled to be cast and will be subject to termination without the payment of any penalty, upon sixty days written notice, by the Board of Managers or by a vote of those casting a majority of the votes entitled to be cast;

       3. will continue in effect for a period more than two years from the date of its execution, only so long as its continuance is specifically approved at least annually by a vote of a majority of the Board of Managers, or by a vote of a majority of the outstanding voting securities of the Accounts. In addition, and in either event, the terms of the agreements must be approved annually by a vote of a majority of the Board of Managers who are not parties to, or interested persons of any party to, the agreements, cast in person at a meeting called for the purpose of voting on the approval and at which the Board of Managers has been furnished the information that is reasonably necessary to evaluate the terms of the agreements; and

       4.    will automatically terminate upon assignment.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AGREEMENTS

As previously noted, the Board of Managers oversees the Accounts' investment advisers and determines whether to approve and renew the Accounts' Investment Advisory Agreements. In reviewing the Agreements, the Board considered a number of factors, many of which are discussed below, but did not identify any single factor as controlling.

Capability of the Investment Adviser to Provide Services

The Board considered, among other things, the experience and expertise of each investment adviser's personnel. The Board considered such factors as other clients or funds for which the adviser performs similar services, investment performance of such other clients or funds, the length of service to such other clients or funds and the size of asset pools advised. Additionally, the Board also considered the educational background and professional experience of the adviser's personnel. The Board also considered the availability of such personnel to the appropriate fund, as well as each adviser's policies relating to the assignment of personnel to the funds.

Regulatory Compliance History

The Board considered whether any of the advisers or any affiliate thereof had any regulatory compliance problems. The Board considered the number and type of complaints, if any, involving the adviser, and considered any inquiries involving the adviser by the SEC or other federal or state agencies.

Investment Performance of the Accounts

The Board reviewed the performance of each Account from several perspectives. The Board considered how well each Account achieved its objective. The Board also compared each Account's performance with mutual funds with similar objectives and policies, but with different advisers. Additionally, the Board compared the performance of each Account with appropriate market indices.

Profitability of the Investment Adviser

The Board considered the reasonableness of each adviser's profit, if any, from the fees under each Agreement. The Board assessed the fees in light of each adviser's overall financial position. The Board considered the appropriateness of the method by which the costs to the adviser of providing services are computed. The Board examined any collateral benefits to the adviser as a result of providing services to the Account as well as collateral benefits to the Account as a result of its relationship with the adviser.

Expenses

The Board considered data on the advisory fees of a representative sample of mutual funds that are comparable to each Account. The Board also considered the expense ratios of a representative sample of mutual funds comparable to each Account. The Board reviewed whether there have been any economies of scale realized because of common management with other funds or other funds managed by the adviser and considered the potential for further economies of scale.

After evaluation of information received at regular meetings throughout the year, the Board concluded that each Account's investment advisory agreement is reasonable and fair to the Account and its shareholders and should be continued.

ADVISORY FEES

The advisory fee for each Separate Account is described in the prospectus.

The advisory fees paid to TAMIC by each of the Accounts during the last three fiscal years were:

        ---------- ---------------- ------------------ ----------------
                     ACCOUNT GIS       ACCOUNT QB         ACCOUNT MM
        ---------- ---------------- ------------------ ----------------
             2001       $4,526,872           $415,273         $554,922
        ---------- ---------------- ------------------ ----------------
             2002       $3,528,284           $348,157         $500,554
        ---------- ---------------- ------------------ ----------------
             2003       $3,051,333           $367,941         $371,959
        ---------- ---------------- ------------------ ----------------


Effective May 1, 1998, The Travelers Investment Management Company (TIMCO) became the Subadviser to Account GIS. The subadvisory fee paid to TIMCO by TAMIC for Account GIS for the years ended December 2001, 2002 and 2003 were $3,207,117, $2,487,883 and $2,112,824, respectively.

TIMCO

Investment decisions for Accounts TGIS, TSB and TAS will be made independently from each other and from any other accounts that may be or become managed by TIMCO. If, however, accounts managed by TIMCO are simultaneously engaged in the purchase of the same security, then available securities may be allocated to each account and may be averaged as to price in whatever manner TIMCO deems to be fair. In some cases, this system might adversely affect the price or volume of securities being bought or sold by an account, while in other cases it may produce better executions or lower brokerage rates.

BROKERAGE

Subject to approval of the Board of Managers, and in accordance with the Investment Advisory Agreements, TIMCO will place purchase and sale orders for portfolio securities of the Accounts through brokerage firms which it may select from time to time with the objective of seeking the best execution by responsible brokerage firms at reasonably competitive rates. To the extent consistent with this policy, certain brokerage transactions may be placed with firms, which provide brokerage, and research services to TIMCO, and such transactions may be paid for at higher rates than other firms would charge. The term "brokerage and research services" includes advice as to the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities for purchasers or sellers of securities; furnishing analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). These brokerage and research services may be utilized in providing investment advice and management to all accounts over which TIMCO exercises investment discretion, but not all of such services will necessarily be utilized in providing investment advice to all accounts. This practice may be expected to result in greater cost to the Accounts than might otherwise be the case if brokers whose charges were based on execution alone were used for such transactions. TIMCO believes that brokers' research services are very important in providing investment advice to the Accounts, but is unable to give the services a dollar value. While research services are not expected to reduce the expenses of TIMCO, TIMCO will, through the use of these services, avoid the additional expenses which would be incurred if it should attempt to develop comparable information through its own staff.

Transactions in the over-the-counter market are placed with the principal market makers unless better price and execution may be obtained otherwise. Brokerage fees will be incurred in connection with futures transactions.

The overall reasonableness of brokerage commissions paid is evaluated by personnel of TIMCO responsible for trading and managing the portfolios of Account GIS by comparing brokerage firms utilized by TIMCO to other firms with respect to the following factors: the prices paid or received in securities transactions, speed of execution and settlement, size and difficulty of the brokerage transactions, the financial soundness of the firms, and the quality, timeliness and quantity of research information and reports.

---------------- ------------- -------------- ------------- ----------------- ---------------
     FUNDS           2003          2002           2001           TOTAL         COMMISSIONS
                                                               PORTFOLIOS      PAID TO SUCH
                                                              TRANSACTIONS     BROKERS FOR
                                                            ASSOCIATED WITH    RESEARCH IN
                                                                BROKERS            2003
                                                               PROVIDING
                                                                RESEARCH
                                                            SERVICES IN 2003
---------------- ------------- -------------- ------------- ----------------- ---------------
---------------- ------------- -------------- ------------- ----------------- ---------------
   Account GIS      $993,021     $1,043,985      $835,455      $341,736,217      $545,194
---------------- ------------- -------------- ------------- ----------------- ---------------


There were no brokerage commissions paid by Account QB for the fiscal years ended December 31, 2001, 2002 and 2003. For the fiscal year ended December 31, 2003, no portfolio transactions were directed to certain brokers because of research services.

No formulas were used in placing such transactions with brokers who provided research services, and no specific amount of transactions was allocated for research services. Brokerage business placed with brokers affiliated with any of the advisers or subadvisers during 2003 follows.

TAMIC

Investment advice and management for TAMIC's clients (Accounts GIS, QB and MM) are furnished in accordance with their respective investment objectives and policies and investment decisions for the Accounts will be made independently from those of any other accounts managed by TAMIC. However, securities owned by Accounts GIS, QB or MM may also be owned by other clients and it may occasionally develop that the same investment advice and decision for more than one client is made at the same time. Furthermore, it may develop that a particular security is bought or sold for only some clients even though it might be held or bought or sold for other clients, or that a particular security is bought for some clients when other clients are selling the security. When two or more accounts are engaged in the purchase or sale of the same security, the transactions are allocated as to amount in accordance with a formula which is equitable to each account. It is recognized that in some cases this system could have a detrimental effect on the price or volume of the security as far as Accounts GIS, QB or MM are concerned. In other cases, however, it is believed that the ability of the accounts to participate in volume transactions will produce better executions for the accounts.

BROKERAGE

Subject to approval of the Board of Managers, it is the policy of TAMIC, in executing transactions in portfolio securities, to seek best execution of orders at the most favorable prices. The determination of what may constitute best execution and price in the execution of a securities transaction by a broker involves a number of considerations, including, without limitation, the overall direct net economic result to Account QB, involving both price paid or received and any commissions and other cost paid, the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved, the availability of the broker to stand ready to execute possible difficult transactions in the future, and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by management in determining the overall reasonableness of brokerage commissions paid. Subject to the foregoing, a factor in the selection of brokers is the receipt of research services, analyses and reports concerning issuers, industries, securities, economic factors and trends, and other statistical and factual information. Any such research and other statistical and factual information provided by brokers is considered to be in addition to and not in lieu of services required to be performed by TAMIC under its Investment Advisory Agreements. The cost, value and specific application of such information are indeterminable and hence are not practicably allocable among Account QB and other clients of TAMIC who may indirectly benefit from the availability of such information.

Similarly, Account QB may indirectly benefit from information made available as a result of transactions for such clients.

Purchases and sales of bonds and money market instruments will usually be principal transactions and will normally be purchased directly from the issuer or from the underwriter or market maker for the securities. There usually will be no brokerage commissions paid for such purchases. Purchases from the underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include the spread between the bid and asked prices. Where transactions are made in the over-the-counter market, Accounts GIS and QB will deal with primary market makers unless more favorable prices are otherwise obtainable. Brokerage fees will be incurred in connection with futures transactions, and Account QB will be required to deposit and maintain funds with brokers as margin to guarantee performance of future obligations.

TAMIC may follow a policy of considering the sale of units of Account QB a factor in the selection of broker-dealers to execute portfolio transactions, subject to the requirements of best execution described above.

The policy of TAMIC with respect to brokerage is and will be reviewed by the Board of Managers periodically. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be changed, modified or eliminated.

PORTFOLIO TRANSACTIONS

Subject to the general supervision of the Board of Managers, TAMIC is responsible for the investment decisions and the placement of orders for portfolio transactions of Account MM. Portfolio transactions occur primarily with issuers, underwriters or major dealers in money market instruments acting as principals. Such transactions are normally on a net basis and do not involve payment of brokerage commissions. The cost of securities purchased from an underwriter usually includes a commission paid by the issuer to the underwriter, and transactions with dealers normally reflect the spread between the bid and asked prices. TAMIC seeks to obtain the best net price and most favorable execution of orders for the purchase and sale of portfolio securities.

CODE OF ETHICS. Pursuant to Rule 17j-1 of the 1940 Act, the Funds, their investment advisers and principal underwriter have adopted codes of ethics that permit personnel to invest in securities for their own accounts, including securities that may be purchased or held by the funds. All personnel must place the interest of clients first and avoid activities, interests and relationships that might interfere with the duty to make decisions in the best interests of the clients. All personnel securities transactions by employees must adhere to the requirements of the codes and must be conducted in such a manner as to avoid any actual or potential conflict of interest, the appearance of such a conflict, or the abuse of an employee's position of trust and responsibility.

                               VALUATION OF ASSETS

The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

When market quotations are not considered to be readily available for long-term corporate bonds and notes, such investments are generally stated at fair value on the basis of valuations furnished by a pricing service. These valuations are determined for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Securities, including restricted securities, for which pricing services are not readily available are value by management at prices which it deems in good faith to be fair.

Short term investments for which a quoted market price is available are valued at market. Short-term investments for which there is no reliable quoted market price are valued at amortized cost which approximates market.

                              NET INVESTMENT FACTOR

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an investment alternative from one Valuation Period to the next. The net investment factor is determined by dividing (a) by (b) and adding (c) to the result where:

       (a) is the net result of the Valuation Period's investment income (including, in the case of assets invested in an underlying mutual fund, distributions whose ex-dividend date occurs during the Valuation Period), PLUS capital gains and losses (whether realized or unrealized), LESS any deduction for applicable taxes (presently zero);

       (b) is the value of the assets at the beginning of the Valuation Period (or, in the case of assets invested in an underlying mutual fund, value is based on the net asset value of the mutual fund);

       (c) is the net result of 1.000, LESS the Valuation Period deduction for the insurance charge, LESS the applicable deduction for the investment advisory fee, (the deduction for the investment advisory fee is not applicable in the case of assets invested in an Underlying Fund, since the fee is reflected in the net asset value of the fund).

             The net investment factor may be more or less than one.

ACCUMULATION UNIT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the business day just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income.

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($41,500 for 2004). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006.

SECTION 403(b) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($11,000 in 2002, $12,000 in 2003, etc.)

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

    1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

                   (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

                   (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

                   (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

                   (d)    the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

                       THE BOARD OF MANAGERS AND OFFICERS

The investments and administration of each of the Accounts are under the direction of the Board of Managers, listed below. Members of the Board of Managers of Accounts GIS, QB and MM, are elected annually by those Contract Owners participating in the Accounts. A majority of the members of the Board of Managers are persons who are not affiliated with The Travelers Insurance Company, TIMCO, TAMIC or their affiliates.

---------------------- ----------- ------------- ------------------------------------- -------------- --------------
NAME, ADDRESS AND AGE  POSITION(S)   TERM OF       PRINCIPAL OCCUPATION DURING LAST      NUMBER OF        OTHER
                       HELD WITH    OFFICE AND                FIVE YEARS                PORTFOLIOS    DIRECTORSHIPS
                          FUND      LENGTH OF                                             IN FUND        HELD BY
                                   TIME SERVED                                            COMPLEX       DIRECTOR
                                                                                        OVERSEEN BY
                                                                                         DIRECTOR
---------------------- ----------- ------------- ------------------------------------- -------------- --------------
*R. Jay Gerken         Manager     Since 2002    Managing Director (1989 to present)        11          Managing
 399 Park Avenue                                 of Citigroup Global Markets Inc.                      Director of
 New York, NY                                    ("CGM"); Chairman, President and                          CGM
 Age 53                                          CEO of Smith Barney Fund Management
                                                 LLC; Travelers Investment
                                                 Adviser, Inc. and CitiFund
                                                 Management Inc. Chairman, Chief
                                                 Executive Officer and
                                                 President, Board of Managers
                                                 (2002-present), six Variable
                                                 Annuity Separate Accounts of
                                                 The Travelers Insurance
                                                 Company+; Chairman, Board of
                                                 Trustees (2002-present), five
                                                 Mutual Funds sponsored by The
                                                 Travelers Insurance Company.++
---------------------- ----------- ------------- ------------------------------------- -------------- --------------
Ernest J. Wright       Secretary   Since 1994    Vice President and Secretary               11             N/A
One Cityplace          to the                    (1996-present), Assistant Secretary
Hartford, CT           Board                     (1994-1996), Counsel
Age 63                                           (1987-present), The Travelers
                                                 Insurance Company; Secretary
                                                 (1994-present), six Variable
                                                 Annuity Separate Accounts of
                                                 The Travelers Insurance
                                                 Company+; Secretary
                                                 (1994-present), five Mutual
                                                 Funds sponsored by The
                                                 Travelers Insurance Company.++
---------------------- ----------- ------------- ------------------------------------- -------------- --------------
Kathleen A. McGah      Assistant   Since 1995    Deputy General Counsel (1999 -             11             N/A
One Cityplace          Secretary                 present); Assistant Secretary
Hartford, CT               to                    (1995-present), The Travelers
Age 53                 The Board                 Insurance Company; Assistant
                                                 Secretary (1995-present), six
                                                 Variable Annuity Separate
                                                 Accounts of The Travelers
                                                 Insurance Company+; Assistant
                                                 Secretary, (1995-present), five
                                                 Mutual Funds sponsored by The
                                                 Travelers Insurance Company.++
---------------------- ----------- ------------- ------------------------------------- -------------- --------------
David A. Golino        Principal   Since 1998    Vice President and Controller (1999         6             N/A
One Cityplace          Accounting                - present); Second Vice President
Hartford, CT           Officer                   (1996-1999), The Travelers
Age 42                                           Insurance Company; Principal
                                                 Accounting Officer (1998-present),
                                                 six Variable Annuity Separate
                                                 Accounts of The Travelers Insurance
                                                 Company.+
---------------------- ----------- ------------- ------------------------------------- -------------- --------------
William D. Wilcox      Chief AML   Since 2002    Counsel and Chief Compliance                6             N/A
One Cityplace          Compliance                Officer (1999 - present); The
Hartford, CT           Officer                   Travelers Insurance Company; Chief
Age 39                                           AML Compliance (2002-present), six
                                                 Variable Annuity Separate Accounts
                                                 of The Travelers Insurance Company.+
---------------------- ----------- ------------- ------------------------------------- -------------- --------------

INDEPENDENT MANAGERS

----------------------- ----------- ------------- ------------------------------------- ------------- ----------------
NAME, ADDRESS AND AGE   POSITION(S)   TERM OF       PRINCIPAL OCCUPATION DURING LAST     NUMBER OF         OTHER
                        HELD WITH    OFFICE AND                FIVE YEARS                PORTFOLIOS    DIRECTORSHIPS
                           FUND      LENGTH OF                                            IN FUND         HELD BY
                                    TIME SERVED                                           COMPLEX        DIRECTOR
                                                                                        OVERSEEN BY
                                                                                          DIRECTOR
----------------------- ----------- ------------- ------------------------------------- ------------- ----------------
Robert E. McGill, III   Manager     Since 1974    Retired manufacturing executive.           11            None
295 Hancock Street                                Director (1983-1995), Executive
Williamstown, MA                                  Vice President (1989-1994) and
Age 73                                            Senior Vice President, Finance and
                                                  Administration (1983-1989),
                                                  The Dexter Corporation
                                                  (manufacturer of specialty
                                                  chemicals and materials); Vice
                                                  Chairman (1990-1992), Director
                                                  (1983-1995), Life
                                                  Technologies, Inc. (life
                                                  science/biotechnology
                                                  products); Director,
                                                  (1994-1999), The Connecticut
                                                  Surety Corporation
                                                  (insurance); Director
                                                  (1995-2000), Chemfab
                                                  Corporation (specialty
                                                  materials manufacturer);
                                                  Director (1999-2001),
                                                  Ravenwood Winery, Inc.;
                                                  Director (1999-2003), Lydall
                                                  Inc. (manufacturer of fiber
                                                  materials); Member, Board of
                                                  Managers (1974-present), six
                                                  Variable Annuity Separate
                                                  Accounts of The Travelers
                                                  Insurance Company+; Trustee
                                                  (1990-present), five Mutual
                                                  Funds sponsored by The
                                                  Travelers Insurance Company.++
----------------------- ----------- ------------- ------------------------------------- ------------- ---------------
Lewis Mandell           Manager     Since 1990    Professor of Finance and Managerial        11       Director
160 Jacobs Halls                                  Economics, University at Buffalo                    (2000-present),
Buffalo, NY                                       since 1998. Dean, School of                         Delaware
Age 61                                            Management (1998-2001), University                  North Corp.
                                                  at Buffalo; Dean, College of                        (hospitality
                                                  Business Administration                             business)
                                                  (1995-1998), Marquette University;
                                                  Professor of Finance (1980-1995)
                                                  and Associate Dean (1993-1995),
                                                  School of Business Administration,
                                                  and Director, Center for Research
                                                  and Development in Financial
                                                  Services (1980-1995), University of
                                                  Connecticut; Member, Board of
                                                  Managers (1990-present), six
                                                  Variable Annuity Separate Accounts
                                                  of The Travelers Insurance
                                                  Company+; Trustee (1990-present),
                                                  five Mutual Funds sponsored by The
                                                  Travelers Insurance Company.++
----------------------- ----------- ------------- ------------------------------------- ------------- ---------------
Frances M. Hawk,         Manager     Since 1991   Private Investor, (1997-present);          11            None
  CFA, CFP                                        Portfolio Manager (1992-1997), HLM
108 Oxford Hill Lane                              Management Company, Inc.
Downingtown, PA                                   (investment management); Assistant
Age 56                                            Treasurer, Pensions and Benefits.
                                                  Management (1989-1992), United
                                                  Technologies Corporation
                                                  (broad-based designer and
                                                  manufacturer of high
                                                  technology products); Member,
                                                  Board of Managers
                                                  (1991-present), six Variable
                                                  Annuity Separate Accounts of
                                                  The Travelers Insurance
                                                  Company+; Trustee
                                                  (1991-present), five Mutual
                                                  Funds sponsored by The
                                                  Travelers Insurance Company.++
----------------------- ----------- ------------- ------------------------------------- ------------- ---------------

       These three Variable Annuity Separate Accounts are: The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, and The Travelers Money Market Account for Variable Annuities.

++ These five Mutual Funds are: Capital Appreciation Fund, Money Market Portfolio, High Yield Bond Trust, Managed Assets Trust and The Travelers Series Trust.

* Mr. Gerken is an "interested person" within the meaning of the 1940 Act by virtue of his position as Managing Director of Salomon Smith Barney Inc., an indirect wholly owned subsidiary of Citigroup Inc. and his ownership of shares and options to purchase shares of Citigroup Inc., the indirect parent of The Travelers Insurance Company.

The Company is responsible for payment of the fees and expenses of the Board of Managers, and the expenses of audit of the Accounts, as well as other expenses for services related to the operations of the Accounts, for which it deducts certain amounts from purchase payments and from the Accounts.

The following table sets forth the dollar range of equity securities in the Accounts beneficially owned by a Manager of the Board of Managers, and, on an aggregate basis, in all registered investment companies overseen by a Manager within the same family of investment companies as any Account:

-------------------------------------- ------------------------------------ ------------------------------------
                                                                             AGGREGATE DOLLAR RANGE OF EQUITY
                                                                               SECURITIES IN ALL REGISTERED
                                                                             INVESTMENT COMPANIES OVERSEEN BY
                                                                            THE MANAGER WITHIN THE SAME FAMILY
               MANAGER                  DOLLAR RANGE OF EQUITY SECURITIES     OF INVESTMENT COMPANIES AS ANY
                                                 IN ANY ACCOUNT                           ACCOUNT
-------------------------------------- ------------------------------------ ------------------------------------
R. Jay Gerken                                         None                                 None
-------------------------------------- ------------------------------------ ------------------------------------
Robert E. McGill, III                                 None                                 None
-------------------------------------- ------------------------------------ ------------------------------------
Lewis Mandell                                         None                                 None
-------------------------------------- ------------------------------------ ------------------------------------
Frances M. Hawk                                       None                                 None
-------------------------------------- ------------------------------------ ------------------------------------


COMMITTEES. To operate more efficiently, the Board established two operating committees. The Nominating and Administration Committee recommends candidates for the nomination as members of the Board. The Nominating and Administration Committee will consider nominee recommendations by Contract Owners. Such recommendations should be submitted in care of The Travelers Insurance Company, using the address on the cover page of this SAI. For the year ended December 31, 2003, the Nominating and Administration Committee met two times. The Audit Committee reviews the scope and results of the Fund's annual audits with the Fund's independent accountants and recommends the engagement of the accountants. For the year ended December 31, 2003, the Audit Committee met three times. For the year ended December 31, 2003, the members of the Nominating and Audit Committees were Robert E. McGill III, Lewis Mandell, and Frances M. Hawk. Trustees do not receive any additional compensation for their committee services.

Members of the Board of Managers who are also officers or employees of Citigroup Inc. or its subsidiaries are not entitled to any fee. Members of the Board of Managers who are not affiliated as employees of Citigroup Inc. or its subsidiaries receive an aggregate retainer of $25,000 for service on the Boards of six Variable Annuity Separate Accounts established by The Travelers

Insurance Company and the five Mutual Funds sponsored by The Travelers Insurance Company. They also receive an aggregate fee of $3,500 for each meeting of such Boards attended and $1,000 for the second day and each subsequent day of a regular meeting. Board Members with 10 years of service may agree to provide services as emeritus director at age 72 or upon reaching 80 years of age and will receive 50% of the annual retainer and 50% of meeting fees if attended.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Travelers Distribution LLC ("TDLLC") serves as principal underwriter for Fund U and each Separate Account. The offering is continuous. TDLLC's principal executive offices are located at P.O. Box 990026, Hartford, Connecticut. TDLLC is affiliated with the Company and Fund U and each Separate Account.

Under the terms of the Distribution and Principal Underwriting Agreement among Fund U and each Separate Account, TDLLC and the Company, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by TDLLC over the past three years.

                                         TDLLC UNDERWRITING COMMISSIONS

------------------------------------- ------------------------------------- ------------------------------------
                                        UNDERWRITING COMMISSIONS PAID TO    AMOUNT OF UNDERWRITING COMMISSIONS
YEAR                                          TDLLC BY THE COMPANY                   RETAINED BY TDLLC
------------------------------------- ------------------------------------- ------------------------------------
2003                                                $73,223                                 $0
------------------------------------- ------------------------------------- ------------------------------------
2002                                                $88,393                                 $0
------------------------------------- ------------------------------------- ------------------------------------
2001                                               $104,518                                 $0
------------------------------------- ------------------------------------- ------------------------------------


                             ADMINISTRATIVE SERVICES

Under the terms of an Administrative Services Agreement and Agreement to Provide Guarantees (formerly the Distribution and Management Agreement) between each Separate Account and the Company, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts issued by the Company in connection with the Separate Accounts and assumes the risk of minimum death benefits, as applicable. The Company also pays all sales costs (including costs associated with the preparation of sales literature); all costs of qualifying the Separate Accounts and the variable annuity contracts with regulatory authorities; the costs of proxy solicitation; all custodian, accountants' and legal fees; and all compensation paid to the unaffiliated members of the Board of Managers. In addition, under the terms of the Administrative Services Agreement and Agreement to Provide Guarantees between the Company and Accounts TGIS, TSB and TAS, the Company deducts amounts necessary to pay fees to third-party registered investment advisers which provide market timing investment advisory services to Contract Owners in those accounts and, in turn, pays such fees to the registered investment advisers. The Company also provides without cost to the Separate Accounts all necessary office space, facilities, and personnel to manage its affairs.

The Company received the following amounts from the Separate Accounts in each of the last three fiscal years for services provided under the Administrative Services Agreement and Agreement to Provide Guarantees:

------------------ ----------------- ----------------- -----------------
 SEPARATE ACCOUNT       2003              2002              2001
------------------ ----------------- ----------------- -----------------
       GIS               $6,417,236        $7,430,006        $9,585,953
------------------ ----------------- ----------------- -----------------
        QB               $1,496,126        $1,582,350        $1,674,973
------------------ ----------------- ----------------- -----------------
        MM               $1,566,496        $2,085,552        $2,295,238
------------------ ----------------- ----------------- -----------------
        U               $65,448,164       $69,225,672       $83,803,804
------------------ ----------------- ----------------- -----------------


                              SECURITIES CUSTODIAN

Chase Manhattan Bank, N.A., Chase MetroTech Center, Brooklyn, New York, is the custodian of the portfolio securities and similar investments of Accounts GIS, QB, MM, TGIS, TSB and TAS.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

An Annual Report for each of Accounts GIS, QB, and MM has been filed with the Securities and Exchange Commission. The Annual Reports are incorporated by reference into this Statement of Additional Information and copies of each Annual Report must accompany this Statement of Additional Information. Each Account's Annual Report contains audited financial statements for each Account's latest fiscal year.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Accounts GIS, QB, and MM as of December 31, 2003, and for each of the years in the two-year period ended December 31, 2003, included in the Annual Reports (for each) have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, and the financial statements of The Travelers Fund U for Variable Annuities as of December 31, 2003, and for each of the years in the two-year period ended December 31, 2003, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2003, consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries refer to changes in the Company's methods of accounting for variable interest entities in 2003, for goodwill and intangible assets in 2002, and for derivative instruments and hedging activities and for securitized financial assets in 2001.

                        THE TRAVELERS VARIABLE ANNUITIES


                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                    ISSUED BY
                         THE TRAVELERS INSURANCE COMPANY









L-24422S                                                        October 25, 2004

ANNUAL REPORT
DECEMBER 31, 2003



                           THE TRAVELERS FUND U
                           FOR VARIABLE ANNUITIES



[TRAVELERS LIFE & ANNUITY LOGO]

The Travelers Insurance Company
The Travelers Life and Annuity Company
One Cityplace
Hartford, CT 06103

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2003

                                    CAPITAL APPRECIATION    DREYFUS STOCK INDEX       HIGH-YIELD BOND
                                            FUND           FUND - INITIAL SHARES           TRUST            MANAGED ASSETS TRUST
                                    --------------------   ---------------------      ---------------       --------------------
ASSETS:

   Investments at market value:         $510,318,392            $416,933,931            $ 47,233,700            $219,076,196
                                        ------------            ------------            ------------            ------------

      Total Assets ................      510,318,392             416,933,931              47,233,700             219,076,196
                                        ------------            ------------            ------------            ------------


LIABILITIES:

   Payables:

      Insurance charges ...........           86,856                  70,678                   8,056                  37,290
                                        ------------            ------------            ------------            ------------

         Total Liabilities ........           86,856                  70,678                   8,056                  37,290
                                        ------------            ------------            ------------            ------------

NET ASSETS:                             $510,231,536            $416,863,253            $ 47,225,644            $219,038,906
                                        ============            ============            ============            ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2003

                                       ALLIANCEBERNSTEIN                                 CITISTREET            CITISTREET LARGE
                                        PREMIER GROWTH     CITISTREET DIVERSIFIED    INTERNATIONAL STOCK     COMPANY STOCK FUND -
                                     PORTFOLIO - CLASS B    BOND FUND - CLASS I        FUND - CLASS I              CLASS I
                                     -------------------   ----------------------    -------------------     ---------------------
ASSETS:

   Investments at market value:         $  2,040,753            $333,113,658            $219,055,938            $337,950,332
                                        ------------            ------------            ------------            ------------

      Total Assets ................        2,040,753             333,113,658             219,055,938             337,950,332
                                        ------------            ------------            ------------            ------------


LIABILITIES:

   Payables:

      Insurance charges ...........              345                  57,085                  36,853                  57,228
                                        ------------            ------------            ------------            ------------

         Total Liabilities ........              345                  57,085                  36,853                  57,228
                                        ------------            ------------            ------------            ------------

NET ASSETS:                             $  2,040,408            $333,056,573            $219,019,085            $337,893,104
                                        ============            ============            ============            ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED

                                DECEMBER 31, 2003

                                                DREYFUS VIF                                                         TEMPLETON
   CITISTREET SMALL     DELAWARE VIP REIT    DEVELOPING LEADERS                             MUTUAL SHARES         GLOBAL ASSET
 COMPANY STOCK FUND -   SERIES - STANDARD   PORTFOLIO - INITIAL    FRANKLIN SMALL CAP    SECURITIES FUND -      ALLOCATION FUND -
       CLASS I                CLASS                SHARES        FUND - CLASS 2 SHARES     CLASS 2 SHARES        CLASS 1 SHARES
 --------------------   -----------------   -------------------  ---------------------   -----------------      -----------------
    $215,198,464          $  5,578,518          $ 57,379,030          $  2,715,657          $  1,784,868          $155,663,675
    ------------          ------------          ------------          ------------          ------------          ------------

     215,198,464             5,578,518            57,379,030             2,715,657             1,784,868           155,663,675
    ------------          ------------          ------------          ------------          ------------          ------------




          36,811                   933                 9,783                   466                   295                26,287
    ------------          ------------          ------------          ------------          ------------          ------------

          36,811                   933                 9,783                   466                   295                26,287
    ------------          ------------          ------------          ------------          ------------          ------------

    $215,161,653          $  5,577,585          $ 57,369,247          $  2,715,191          $  1,784,573          $155,637,388
    ============          ============          ============          ============          ============          ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2003

                                      TEMPLETON GROWTH                                                      INTERNATIONAL GROWTH
                                     SECURITIES FUND -          APPRECIATION          FUNDAMENTAL VALUE         PORTFOLIO -
                                       CLASS 1 SHARES            PORTFOLIO                PORTFOLIO            SERVICE SHARES
                                     -----------------          ------------          -----------------     --------------------
ASSETS:

   Investments at market value:         $300,952,048            $  3,006,088            $ 30,196,167            $  2,890,497
                                        ------------            ------------            ------------            ------------

      Total Assets ................      300,952,048               3,006,088              30,196,167               2,890,497
                                        ------------            ------------            ------------            ------------


LIABILITIES:

   Payables:

      Insurance charges ...........           50,789                     505                   5,104                     484
                                        ------------            ------------            ------------            ------------

         Total Liabilities ........           50,789                     505                   5,104                     484
                                        ------------            ------------            ------------            ------------

NET ASSETS:                             $300,901,259            $  3,005,583            $ 30,191,063            $  2,890,013
                                        ============            ============            ============            ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2003

                           TOTAL RETURN            PUTNAM VT
                           PORTFOLIO -           INTERNATIONAL       PUTNAM VT SMALL CAP
  LAZARD RETIREMENT       ADMINISTRATIVE         EQUITY FUND -           VALUE FUND -          ALL CAP FUND -      INVESTORS FUND -
 SMALL CAP PORTFOLIO          CLASS             CLASS IB SHARES        CLASS IB SHARES            CLASS I              CLASS I
 -------------------      --------------        ---------------      -------------------       --------------      ----------------
    $  2,535,837           $  2,427,213           $  3,182,368           $ 35,497,507           $ 22,440,031         $  5,194,682
    ------------           ------------           ------------           ------------           ------------         ------------

       2,535,837              2,427,213              3,182,368             35,497,507             22,440,031            5,194,682
    ------------           ------------           ------------           ------------           ------------         ------------




             432                    408                    541                  6,077                  3,784                  877
    ------------           ------------           ------------           ------------           ------------         ------------

             432                    408                    541                  6,077                  3,784                  877
    ------------           ------------           ------------           ------------           ------------         ------------

    $  2,535,405           $  2,426,805           $  3,181,827           $ 35,491,430           $ 22,436,247         $  5,193,805
    ============           ============           ============           ============           ============         ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2003

                                      SMALL CAP GROWTH       DISCIPLINED MID CAP        MFS MID CAP             PIONEER FUND
                                       FUND - CLASS I          STOCK PORTFOLIO        GROWTH PORTFOLIO           PORTFOLIO
                                      ----------------       -------------------      ----------------          ------------
ASSETS:

   Investments at market value:         $  5,080,613            $ 43,347,071            $  6,257,040            $ 17,685,031
                                        ------------            ------------            ------------            ------------

      Total Assets ................        5,080,613              43,347,071               6,257,040              17,685,031
                                        ------------            ------------            ------------            ------------


LIABILITIES:

   Payables:

      Insurance charges ...........              864                   7,412                   1,060                   3,004
                                        ------------            ------------            ------------            ------------

         Total Liabilities ........              864                   7,412                   1,060                   3,004
                                        ------------            ------------            ------------            ------------

NET ASSETS:                             $  5,079,749            $ 43,339,659            $  6,255,980            $ 17,682,027
                                        ============            ============            ============            ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2003

                                                                      SALOMON BROTHERS
                         U.S. GOVERNMENT                                 STRATEGIC          SB ADJUSTABLE RATE        SMITH BARNEY
 SOCIAL AWARENESS          SECURITIES           MFS TOTAL RETURN        TOTAL RETURN        INCOME PORTFOLIO -     AGGRESSIVE GROWTH
 STOCK PORTFOLIO            PORTFOLIO              PORTFOLIO           BOND PORTFOLIO         CLASS I SHARES           PORTFOLIO
 ----------------        ---------------        ----------------      ----------------      ------------------     -----------------
   $ 38,525,987           $ 91,533,736           $ 88,691,507           $    672,727           $     36,738           $ 39,155,214
   ------------           ------------           ------------           ------------           ------------           ------------

     38,525,987             91,533,736             88,691,507                672,727                 36,738             39,155,214
   ------------           ------------           ------------           ------------           ------------           ------------




          6,532                 15,730                 15,103                    115                      6                  6,615
   ------------           ------------           ------------           ------------           ------------           ------------

          6,532                 15,730                 15,103                    115                      6                  6,615
   ------------           ------------           ------------           ------------           ------------           ------------

   $ 38,519,455           $ 91,518,006           $ 88,676,404           $    672,612           $     36,732           $ 39,148,599
   ============           ============           ============           ============           ============           ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2003

                                        SMITH BARNEY
                                       INTERNATIONAL             SMITH BARNEY        SMITH BARNEY LARGE
                                       ALL CAP GROWTH          LARGE CAP VALUE         CAPITALIZATION         STRATEGIC EQUITY
                                         PORTFOLIO                PORTFOLIO           GROWTH PORTFOLIO           PORTFOLIO
                                       --------------          ---------------       ------------------       ----------------
ASSETS:

   Investments at market value:         $ 18,166,298            $ 23,770,027            $ 16,230,319            $ 79,250,371
                                        ------------            ------------            ------------            ------------

      Total Assets ................       18,166,298              23,770,027              16,230,319              79,250,371
                                        ------------            ------------            ------------            ------------


LIABILITIES:

   Payables:

      Insurance charges ...........            3,165                   4,018                   2,737                  13,478
                                        ------------            ------------            ------------            ------------

         Total Liabilities ........            3,165                   4,018                   2,737                  13,478
                                        ------------            ------------            ------------            ------------

NET ASSETS:                             $ 18,163,133            $ 23,766,009            $ 16,227,582            $ 79,236,893
                                        ============            ============            ============            ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2003

     COMSTOCK           EQUITY - INCOME                                 HIGH INCOME           ASSET MANAGER           CONTRAFUND(R)
   PORTFOLIO -            PORTFOLIO -         GROWTH PORTFOLIO -        PORTFOLIO -            PORTFOLIO -             PORTFOLIO -
 CLASS II SHARES         INITIAL CLASS          INITIAL CLASS          INITIAL CLASS          INITIAL CLASS          SERVICE CLASS 2
 ---------------        ---------------       ------------------       -------------          -------------          ---------------

   $  1,887,987           $354,531,428           $566,372,257           $ 45,213,497           $248,586,346           $  3,851,036
   ------------           ------------           ------------           ------------           ------------           ------------

      1,887,987            354,531,428            566,372,257             45,213,497            248,586,346              3,851,036
   ------------           ------------           ------------           ------------           ------------           ------------




            319                 60,066                 96,140                  7,713                 42,367                    531
   ------------           ------------           ------------           ------------           ------------           ------------

            319                 60,066                 96,140                  7,713                 42,367                    531
   ------------           ------------           ------------           ------------           ------------           ------------

   $  1,887,668           $354,471,362           $566,276,117           $ 45,205,784           $248,543,979           $  3,850,505
   ============           ============           ============           ============           ============           ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED

                                DECEMBER 31, 2003

                                            MID CAP
                                          PORTFOLIO -
                                        SERVICE CLASS 2            COMBINED
                                        ---------------         --------------

ASSETS:

   Investments at market value: ...       $17,592,841           $4,638,803,621
                                          -----------           --------------

      Total Assets ................        17,592,841            4,638,803,621
                                          -----------           --------------


LIABILITIES:

   Payables:

      Insurance charges ...........             2,969                  787,911
                                          -----------           --------------

         Total Liabilities ........             2,969                  787,911
                                          -----------           --------------

NET ASSETS:                               $17,589,872           $4,638,015,710
                                          ===========           ==============

                        See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                              CAPITAL            DREYFUS
                                                            APPRECIATION    STOCK INDEX FUND -     HIGH YIELD      MANAGED ASSETS
                                                                FUND          INITIAL SHARES       BOND TRUST          TRUST
                                                            ------------    ------------------     ----------      --------------
INVESTMENT INCOME:

   Dividends ........................................       $    233,874        $ 5,443,671        $3,208,013       $ 5,178,777
                                                            ------------        -----------        ----------       -----------

EXPENSES:

   Insurance charges ................................          5,850,985          4,544,286           495,428         2,505,284
                                                            ------------        -----------        ----------       -----------

      Net investment income (loss) ..................         (5,617,111)           899,385         2,712,585         2,673,493
                                                            ------------        -----------        ----------       -----------

REALIZED GAIN (LOSS) AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:

      Realized gain distribution ....................                 --                 --                --                --
      Realized gain (loss) on sale of investments ...        (13,188,908)        (1,759,837)          134,908        (1,976,258)
                                                            ------------        -----------        ----------       -----------

         Realized gain (loss) .......................        (13,188,908)        (1,759,837)          134,908        (1,976,258)
                                                            ------------        -----------        ----------       -----------

      Change in unrealized gain (loss)
         on investments .............................        119,132,374         89,220,745         6,619,277        36,878,964
                                                            ------------        -----------        ----------       -----------


   Net increase (decrease) in net assets
      resulting from operations .....................       $100,326,355        $88,360,293        $9,466,770       $37,576,199
                                                            ============        ===========        ==========       ===========

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                         ALLIANCEBERNSTEIN       CITISTREET        CITISTREET        CITISTREET
                                                           PREMIER GROWTH       DIVERSIFIED      INTERNATIONAL     LARGE COMPANY
                                                            PORTFOLIO -         BOND FUND -       STOCK FUND -      STOCK FUND -
                                                              CLASS B             CLASS I           CLASS I           CLASS I
                                                         -----------------      -----------      -------------     -------------
INVESTMENT INCOME:

   Dividends ........................................       $         --        $13,546,139      $  1,512,651      $  2,060,358
                                                            ------------        -----------      ------------      ------------

EXPENSES:

   Insurance charges ................................             19,311          4,205,296         2,436,579         3,671,886
                                                            ------------        -----------      ------------      ------------

      Net investment income (loss) ..................            (19,311)         9,340,843          (923,928)       (1,611,528)
                                                            ------------        -----------      ------------      ------------

REALIZED GAIN (LOSS) AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:

      Realized gain distribution ....................                 --                 --                --                --
      Realized gain (loss) on sale of investments ...           (160,114)         5,164,306       (25,446,031)      (11,890,897)
                                                            ------------        -----------      ------------      ------------

         Realized gain (loss) .......................           (160,114)         5,164,306       (25,446,031)      (11,890,897)
                                                            ------------        -----------      ------------      ------------

      Change in unrealized gain (loss)
         on investments .............................            472,517           (272,593)       76,999,753        84,764,879
                                                            ------------        -----------      ------------      ------------


   Net increase (decrease) in net assets
      resulting from operations .....................       $    293,092        $14,232,556      $ 50,629,794      $ 71,262,454
                                                            ============        ===========      ============      ============

                       See Notes to Financial Statements

                             FOR VARIABLE ANNUITIES

                      FOR THE YEAR ENDED DECEMBER 31, 2003

     CITISTREET                                  DREYFUS VIF                                                           TEMPLETON
   SMALL COMPANY            DELAWARE          DEVELOPING LEADERS          FRANKLIN            MUTUAL SHARES           GLOBAL ASSET
    STOCK FUND -       VIP REIT SERIES -         PORTFOLIO -          SMALL CAP FUND -      SECURITIES FUND -      ALLOCATION FUND -
      CLASS I            STANDARD CLASS         INITIAL SHARES         CLASS 2 SHARES         CLASS 2 SHARES         CLASS 1 SHARES
   -------------       -----------------      ------------------      ----------------      -----------------      -----------------
   $    233,516           $         --           $     14,654           $         --           $        865           $  3,800,029
   ------------           ------------           ------------           ------------           ------------           ------------


      2,199,460                 19,446                585,317                 18,955                  6,007              1,702,184
   ------------           ------------           ------------           ------------           ------------           ------------

     (1,965,944)               (19,446)              (570,663)               (18,955)                (5,142)             2,097,845
   ------------           ------------           ------------           ------------           ------------           ------------



             --                     --                     --                     --                     --                     --
     (4,147,917)                 8,408             (2,329,703)                40,341                  2,557             (2,371,806)
   ------------           ------------           ------------           ------------           ------------           ------------

     (4,147,917)                 8,408             (2,329,703)                40,341                  2,557             (2,371,806)
   ------------           ------------           ------------           ------------           ------------           ------------


     69,806,980                535,793             15,670,224                451,460                146,081             37,747,541
   ------------           ------------           ------------           ------------           ------------           ------------



   $ 63,693,119           $    524,755           $ 12,769,858           $    472,846           $    143,496           $ 37,473,580
   ============           ============           ============           ============           ============           ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                          TEMPLETON GROWTH                         FUNDAMENTAL     INTERNATIONAL
                                                         SECURITIES FUND -      APPRECIATION         VALUE       GROWTH PORTFOLIO -
                                                           CLASS 1 SHARES        PORTFOLIO          PORTFOLIO      SERVICE SHARES
                                                         -----------------      ------------       -----------   ------------------
INVESTMENT INCOME:

   Dividends ........................................       $  4,405,417        $    17,147        $  154,848       $    18,828
                                                            ------------        -----------        ----------       -----------

EXPENSES:

   Insurance charges ................................          3,267,377             21,060           260,804            21,346
                                                            ------------        -----------        ----------       -----------

      Net investment income (loss) ..................          1,138,040             (3,913)         (105,956)           (2,518)
                                                            ------------        -----------        ----------       -----------

REALIZED GAIN (LOSS) AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:

      Realized gain distribution ....................                 --                 --                --                --
      Realized gain (loss) on sale of investments ...        (12,331,040)            14,493          (152,362)          431,452
                                                            ------------        -----------        ----------       -----------

         Realized gain (loss) .......................        (12,331,040)            14,493          (152,362)          431,452
                                                            ------------        -----------        ----------       -----------

      Change in unrealized gain (loss)
         on investments .............................         84,183,393            387,117         7,185,410           221,622
                                                            ------------        -----------        ----------       -----------


   Net increase (decrease) in net assets
      resulting from operations .....................       $ 72,990,393        $   397,697        $6,927,092       $   650,556
                                                            ============        ===========        ==========       ===========

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                          TOTAL RETURN             PUTNAM VT              PUTNAM VT
 LAZARD RETIREMENT         PORTFOLIO -           INTERNATIONAL            SMALL CAP
     SMALL CAP           ADMINISTRATIVE          EQUITY FUND -          VALUE FUND -          ALL CAP FUND -        INVESTORS FUND -
     PORTFOLIO                CLASS             CLASS IB SHARES        CLASS IB SHARES            CLASS I                CLASS I
 -----------------       --------------         ---------------        ---------------        --------------        ----------------
   $         --           $     23,451           $     19,332           $     79,518           $     47,671           $     63,741
   ------------           ------------           ------------           ------------           ------------           ------------


          7,526                 11,750                 31,323                314,167                191,563                 47,964
   ------------           ------------           ------------           ------------           ------------           ------------

         (7,526)                11,701                (11,991)              (234,649)              (143,892)                15,777
   ------------           ------------           ------------           ------------           ------------           ------------



             --                 18,044                     --                     --                     --                     --
         10,625                (11,510)               423,027               (277,554)              (232,240)               (60,421)
   ------------           ------------           ------------           ------------           ------------           ------------

         10,625                  6,534                423,027               (277,554)              (232,240)               (60,421)
   ------------           ------------           ------------           ------------           ------------           ------------


        207,505                (11,970)               325,208             10,853,335              5,406,513              1,141,309
   ------------           ------------           ------------           ------------           ------------           ------------



   $    210,604           $      6,265           $    736,244           $ 10,341,132           $  5,030,381           $  1,096,665
   ============           ============           ============           ============           ============           ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                              SMALL CAP         DISCIPLINED        MFS MID CAP
                                                            GROWTH FUND -      MID CAP STOCK          GROWTH        PIONEER FUND
                                                               CLASS I           PORTFOLIO          PORTFOLIO        PORTFOLIO
                                                            -------------      -------------       -----------      ------------
INVESTMENT INCOME:

   Dividends ........................................       $         --        $   111,899        $       --       $   233,797
                                                            ------------        -----------        ----------       -----------

EXPENSES:

   Insurance charges ................................             22,352            434,212            45,625           202,014
                                                            ------------        -----------        ----------       -----------

      Net investment income (loss) ..................            (22,352)          (322,313)          (45,625)           31,783
                                                            ------------        -----------        ----------       -----------

REALIZED GAIN (LOSS) AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:

      Realized gain distribution ....................                 --                 --                --                --
      Realized gain (loss) on sale of investments ...           (141,527)          (594,697)         (175,362)       (1,700,409)
                                                            ------------        -----------        ----------       -----------

      Realized gain (loss) ..........................           (141,527)          (594,697)         (175,362)       (1,700,409)
                                                            ------------        -----------        ----------       -----------

   Change in unrealized gain (loss)
      on investments ................................            861,010         10,883,726         1,225,110         4,961,325
                                                            ------------        -----------        ----------       -----------


   Net increase (decrease) in net assets
      resulting from operations .....................       $    697,131        $ 9,966,716        $1,004,123       $ 3,292,699
                                                            ============        ===========        ==========       ===========

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                      SALOMON BROTHERS
                         U.S. GOVERNMENT                                  STRATEGIC         SB ADJUSTABLE RATE       SMITH BARNEY
 SOCIAL AWARENESS          SECURITIES          MFS TOTAL RETURN         TOTAL RETURN        INCOME PORTFOLIO -     AGGRESSIVE GROWTH
 STOCK PORTFOLIO            PORTFOLIO              PORTFOLIO           BOND PORTFOLIO         CLASS I SHARES           PORTFOLIO
 ----------------        ---------------       ----------------       ----------------      ------------------     -----------------
   $    188,706           $  4,682,529           $  1,874,189           $     39,487           $        120           $         --
   ------------           ------------           ------------           ------------           ------------           ------------


        426,807              1,385,943                990,467                  6,893                     61                322,401
   ------------           ------------           ------------           ------------           ------------           ------------

       (238,101)             3,296,586                883,722                 32,594                     59               (322,401)
   ------------           ------------           ------------           ------------           ------------           ------------



             --              1,628,121                     --                     --                     --                     --
       (351,628)             1,443,331               (375,699)                15,471                      1                (45,042)
   ------------           ------------           ------------           ------------           ------------           ------------

       (351,628)             3,071,452               (375,699)                15,471                      1                (45,042)
   ------------           ------------           ------------           ------------           ------------           ------------


      9,007,869             (4,862,527)            10,901,164                 13,997                    (37)             7,664,666
   ------------           ------------           ------------           ------------           ------------           ------------



   $  8,418,140           $  1,505,511           $ 11,409,187           $     62,062           $         23           $  7,297,223
   ============           ============           ============           ============           ============           ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                            SMITH BARNEY
                                                            INTERNATIONAL      SMITH BARNEY    SMITH BARNEY LARGE    STRATEGIC
                                                               ALL CAP           LARGE CAP       CAPITALIZATION       EQUITY
                                                          GROWTH PORTFOLIO    VALUE PORTFOLIO   GROWTH PORTFOLIO     PORTFOLIO
                                                          ----------------    ---------------   ----------------    -----------
INVESTMENT INCOME:

   Dividends ........................................       $    172,680        $   362,443        $    2,924       $        --
                                                            ------------        -----------        ----------       -----------

EXPENSES:

   Insurance charges ................................            196,505            256,057            81,197           871,747
                                                            ------------        -----------        ----------       -----------

      Net investment income (loss) ..................            (23,825)           106,386           (78,273)         (871,747)
                                                            ------------        -----------        ----------       -----------

REALIZED GAIN (LOSS) AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:

      Realized gain distribution ....................                 --                 --                --                --
      Realized gain (loss) on sale of investments ...           (249,560)          (932,243)          (19,482)       (4,851,043)
                                                            ------------        -----------        ----------       -----------

         Realized gain (loss) .......................           (249,560)          (932,243)          (19,482)       (4,851,043)
                                                            ------------        -----------        ----------       -----------

      Change in unrealized gain (loss)
         on investments .............................          4,215,163          5,721,178         2,296,806        24,642,861
                                                            ------------        -----------        ----------       -----------


   Net increase (decrease) in net assets
      resulting from operations .....................       $  3,941,778        $ 4,895,321        $2,199,051       $18,920,071
                                                            ============        ===========        ==========       ===========

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

    COMSTOCK             EQUITY - INCOME                                HIGH INCOME           ASSET MANAGER           CONTRAFUND(R)
   PORTFOLIO -             PORTFOLIO -       GROWTH PORTFOLIO -         PORTFOLIO -            PORTFOLIO -             PORTFOLIO -
 CLASS II SHARES          INITIAL CLASS         INITIAL CLASS          INITIAL CLASS          INITIAL CLASS          SERVICE CLASS 2
 ---------------         ---------------     ------------------        -------------          -------------          ---------------
   $         --           $  5,575,815           $  1,359,036           $  2,965,161           $  8,691,498           $         --
   ------------           ------------           ------------           ------------           ------------           ------------


          7,082              3,828,133              6,252,512                529,650              2,968,111                  9,814
   ------------           ------------           ------------           ------------           ------------           ------------

         (7,082)             1,747,682             (4,893,476)             2,435,511              5,723,387                 (9,814)
   ------------           ------------           ------------           ------------           ------------           ------------



             --                     --                     --                     --                     --                     --
          6,719             (1,282,762)           (13,706,643)            (5,812,162)            (3,980,077)                12,617
   ------------           ------------           ------------           ------------           ------------           ------------

          6,719             (1,282,762)           (13,706,643)            (5,812,162)            (3,980,077)                12,617
   ------------           ------------           ------------           ------------           ------------           ------------


        193,475             79,497,468            156,305,204             13,010,869             34,681,822                237,739
   ------------           ------------           ------------           ------------           ------------           ------------



   $    193,112           $ 79,962,388           $137,705,085           $  9,634,218           $ 36,425,132           $    240,542
   ============           ============           ============           ============           ============           ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                 MID CAP
                                                               PORTFOLIO -
                                                             SERVICE CLASS 2              COMBINED
                                                             ---------------          --------------
INVESTMENT INCOME:

   Dividends .......................................           $    24,377            $   66,347,161
                                                               -----------            --------------

EXPENSES:

   Insurance charges ...............................               139,743                51,412,630
                                                               -----------            --------------

      Net investment income (loss) .................              (115,366)               14,934,531
                                                               -----------            --------------

REALIZED GAIN (LOSS) AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:

      Realized gain distribution ...................                    --                 1,646,165
      Realized gain (loss) on sale of investments ..               (12,182)             (102,858,860)
                                                               -----------            --------------

         Realized gain (loss) ......................               (12,182)             (101,212,695)
                                                               -----------            --------------

      Change in unrealized gain (loss)
         on investments ............................             4,041,373             1,013,573,698
                                                               -----------            --------------


   Net increase (decrease) in net assets
      resulting from operations ....................           $ 3,913,825            $  927,295,534
                                                               ===========            ==============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                          DREYFUS STOCK INDEX FUND -
                                             CAPITAL APPRECIATION FUND           INITIAL SHARES            HIGH YIELD BOND TRUST
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $ (5,617,111)  $  1,626,937   $    899,385   $    353,046   $  2,712,585   $  4,276,466
  Realized gain (loss) ...................   (13,188,908)   (15,006,337)    (1,759,837)    (2,052,989)       134,908       (324,083)
  Change in unrealized gain (loss)
    on investments .......................   119,132,374   (163,612,004)    89,220,745   (107,472,534)     6,619,277     (3,068,348)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........   100,326,355   (176,991,404)    88,360,293   (109,172,477)     9,466,770        884,035
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ..........    43,766,608     67,620,425     37,993,225     49,767,209      3,465,937      3,124,103
  Participant transfers from other
     funding options .....................    17,101,282     23,216,238     31,832,615     35,904,219     21,992,626     13,775,202
  Administrative and asset allocation
     charges .............................      (829,331)      (978,317)      (667,651)      (728,118)       (45,078)       (39,337)
  Contract surrenders ....................   (54,974,537)   (65,550,530)   (40,801,786)   (42,012,708)    (4,862,642)    (3,875,863)
  Participant transfers to other
     funding options .....................   (53,108,161)   (98,129,878)   (36,601,518)   (67,155,189)   (14,565,072)   (11,532,922)
  Other payments to participants .........    (1,161,522)    (1,536,387)      (979,103)    (1,058,803)       (18,538)      (105,288)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...   (49,205,661)   (75,358,449)    (9,224,218)   (25,283,390)     5,967,233      1,345,895
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................    51,120,694   (252,349,853)    79,136,075   (134,455,867)    15,434,003      2,229,930


NET ASSETS:
    Beginning of year ....................   459,110,842    711,460,695    337,727,178    472,183,045     31,791,641     29,561,711
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $510,231,536   $459,110,842   $416,863,253   $337,727,178   $ 47,225,644   $ 31,791,641
                                            ============   ============   ============   ============   ============   ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                               ALLIANCEBERNSTEIN
                                                                           PREMIER GROWTH PORTFOLIO -      CITISTREET DIVERSIFIED
                                               MANAGED ASSETS TRUST                 CLASS B                  BOND FUND - CLASS I
                                            ---------------------------   ---------------------------   ---------------------------
                                                 2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $  2,673,493   $ 10,495,945   $    (19,311)  $    (17,590)  $  9,340,843   $ 10,358,207
  Realized gain (loss) ...................    (1,976,258)    (1,982,294)      (160,114)       (73,172)     5,164,306      2,789,718
  Change in unrealized gain (loss)
    on investments .......................    36,878,964    (31,831,436)       472,517       (458,323)      (272,593)    13,378,150
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........    37,576,199    (23,317,785)       293,092       (549,085)    14,232,556     26,526,075
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ..........    10,908,432     12,605,487        423,841        449,276     44,871,812     47,982,190
  Participant transfers from other
    funding options ......................     7,137,780      6,012,073        850,045      1,336,969     32,324,111     31,098,814
  Administrative and asset allocation
    charges ..............................      (235,269)      (258,373)        (2,786)        (1,918)    (3,771,518)    (4,264,476)
  Contract surrenders ....................   (20,800,662)   (22,839,244)      (370,590)      (111,261)   (52,251,436)   (55,646,494)
  Participant transfers to other
    funding options ......................    (8,224,347)   (20,222,089)      (645,571)      (356,574)   (58,431,322)   (54,266,059)
  Other payments to participants .........      (533,611)    (1,167,993)        (1,387)            --       (841,569)      (874,039)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...   (11,747,677)   (25,870,139)       253,552      1,316,492    (38,099,922)   (35,970,064)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................    25,828,522    (49,187,924)       546,644        767,407    (23,867,366)    (9,443,989)


NET ASSETS:
    Beginning of year ....................   193,210,384    242,398,308      1,493,764        726,357    356,923,939    366,367,928
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $219,038,906   $193,210,384   $  2,040,408   $  1,493,764   $333,056,573   $356,923,939
                                            ============   ============   ============   ============   ============   ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                            CITISTREET                        CITISTREET                       DELAWARE
   CITISTREET INTERNATIONAL         LARGE COMPANY STOCK FUND -        SMALL COMPANY STOCK FUND -           VIP REIT SERIES -
     STOCK FUND - CLASS I                     CLASS I                           CLASS I                     STANDARD CLASS
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
    2003             2002             2003             2002             2003             2002           2003              2002
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$    (923,928)   $  (1,452,065)   $  (1,611,528)   $  (1,753,737)   $  (1,965,944)   $  (1,297,943)   $   (19,446)   $           --
  (25,446,031)      (5,802,134)     (11,890,897)     (12,514,369)      (4,147,917)      (4,882,696)         8,408                --

   76,999,753      (53,436,848)      84,764,879      (66,372,549)      69,806,980      (43,303,075)       535,793                --
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


   50,629,794      (60,691,047)      71,262,454      (80,640,655)      63,693,119      (49,483,714)       524,755                --
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


   24,993,925       33,234,367       38,040,222       43,061,136       18,065,342       20,276,697        428,307                --

   51,401,236       45,148,668       34,878,907       28,834,628       33,438,373       12,622,173      5,577,831                --
   (2,326,409)      (2,721,343)      (3,562,901)      (3,546,624)      (1,600,947)      (1,525,179)        (2,083)               --
  (30,217,245)     (32,254,273)     (44,809,587)     (40,550,948)     (25,194,519)     (23,038,255)      (124,316)               --

  (75,900,807)     (43,421,302)     (17,822,080)     (22,045,151)     (16,775,566)     (20,500,637)      (825,615)               --
     (314,052)        (425,236)        (430,011)        (602,693)        (239,053)        (504,141)        (1,294)               --
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


  (32,363,352)        (439,119)       6,294,550        5,150,348        7,693,630      (12,669,342)     5,052,830                --
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------

   18,266,442      (61,130,166)      77,557,004      (75,490,307)      71,386,749      (62,153,056)     5,577,585                --



  200,752,643      261,882,809      260,336,100      335,826,407      143,774,904      205,927,960             --                --
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$ 219,019,085    $ 200,752,643    $ 337,893,104    $ 260,336,100    $ 215,161,653    $ 143,774,904    $ 5,577,585    $           --
=============    =============    =============    =============    =============    =============    ===========    ==============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                     DREYFUS VIF
                                                 DEVELOPING LEADERS                                            MUTUAL SHARES
                                                     PORTFOLIO -           FRANKLIN SMALL CAP FUND -        SECURITIES FUND -
                                                   INITIAL SHARES               CLASS 2 SHARES                CLASS 2 SHARES
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $   (570,663)  $   (533,076)  $    (18,955)  $     (7,458)  $     (5,142)  $         --
  Realized gain (loss) ...................    (2,329,703)    (3,628,252)        40,341       (167,321)         2,557             --
  Change in unrealized gain (loss)
    on investments .......................    15,670,224     (6,342,172)       451,460       (108,145)       146,081             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........    12,769,858    (10,503,500)       472,846       (282,924)       143,496             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ..........     8,851,695     10,344,569        424,486        253,084         98,193             --
  Participant transfers from other
    funding options ......................    10,140,415     19,808,096      2,231,371      2,343,800      1,697,855             --
  Administrative and asset allocation
    charges ..............................       (86,524)       (88,600)        (2,243)        (1,237)          (598)            --
  Contract surrenders ....................    (4,740,114)    (4,718,932)      (156,726)      (146,922)       (52,418)            --
  Participant transfers to other
    funding options ......................   (10,560,804)   (15,587,332)    (1,168,873)    (1,715,932)      (101,955)            --
  Other payments to participants .........       (69,493)      (129,974)            --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...     3,535,175      9,627,827      1,328,015        732,793      1,641,077             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................    16,305,033       (875,673)     1,800,861        449,869      1,784,573             --


NET ASSETS:
    Beginning of year ....................    41,064,214     41,939,887        914,330        464,461             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $ 57,369,247   $ 41,064,214   $  2,715,191   $    914,330   $  1,784,573   $         --
                                            ============   ============   ============   ============   ============   ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

    TEMPLETON GLOBAL ASSET           TEMPLETON GLOBAL INCOME
       ALLOCATION FUND -                SECURITIES FUND -             TEMPLETON GROWTH SECURITIES
        CLASS 1 SHARES                   CLASS 1 SHARES                  FUND - CLASS 1 SHARES            APPRECIATION PORTFOLIO
------------------------------    ------------------------------    ------------------------------    -----------------------------
    2003             2002             2003             2002             2003             2002           2003              2002
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$   2,097,845    $   1,043,103    $          --    $      49,603    $   1,138,040    $   3,550,225    $    (3,913)   $        5,157
   (2,371,806)      (4,563,523)              --          466,306      (12,331,040)      (6,098,556)        14,493            (1,565)

   37,747,541       (4,460,414)              --          276,058       84,183,393      (62,315,041)       387,117           (21,467)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


   37,473,580       (7,980,834)              --          791,967       72,990,393      (64,863,372)       397,697           (17,875)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


    5,929,733        6,955,769               --          393,794       15,233,492       18,611,097        907,478            98,762

    9,396,132        6,157,067               --        1,881,365       10,178,887       13,731,301      1,544,777           773,251
     (136,760)        (150,768)              --           (4,837)        (291,829)        (332,418)        (4,028)             (494)
  (17,379,404)     (16,652,411)              --         (506,183)     (33,563,757)     (36,992,803)      (166,293)          (41,936)

   (9,722,274)     (14,897,496)              --      (11,168,381)     (17,696,091)     (28,852,433)      (416,215)          (69,541)
     (608,694)        (486,500)              --          (42,646)        (670,873)        (810,329)            --                --
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


  (12,521,267)     (19,074,339)              --       (9,446,888)     (26,810,171)     (34,645,585)     1,865,719           760,042
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------

   24,952,313      (27,055,173)              --       (8,654,921)      46,180,222      (99,508,957)     2,263,416           742,167



  130,685,075      157,740,248               --        8,654,921      254,721,037      354,229,994        742,167                --
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$ 155,637,388    $ 130,685,075    $          --    $          --    $ 300,901,259    $ 254,721,037    $ 3,005,583    $      742,167
=============    =============    =============    =============    =============    =============    ===========    ==============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                 INTERNATIONAL
                                                                               GROWTH PORTFOLIO -            LAZARD RETIREMENT
                                            FUNDAMENTAL VALUE PORTFOLIO          SERVICE SHARES             SMALL CAP PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                 2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $   (105,956)  $      2,763   $     (2,518)  $     (6,474)  $     (7,526)  $         --
  Realized gain (loss) ...................      (152,362)        84,968        431,452       (196,043)        10,625             --
  Change in unrealized gain (loss)
    on investments .......................     7,185,410     (3,809,448)       221,622        (32,360)       207,505             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........     6,927,092     (3,721,717)       650,556       (234,877)       210,604             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

Unit Transactions:
  Participant purchase payments ..........     6,186,340      6,228,945        573,778        571,856        138,240             --
  Participant transfers from other
    funding options ......................     6,086,839      8,850,349     10,489,787     13,042,812      2,639,029             --
  Administrative and asset allocation
    charges ..............................       (40,939)       (32,004)        (3,791)        (2,961)          (726)            --
  Contract surrenders ....................    (1,607,531)    (1,328,326)      (164,023)    (1,007,580)       (45,724)            --
  Participant transfers to other
    funding options ......................    (2,891,144)    (4,107,810)    (9,874,539)   (11,791,145)      (406,018)            --
  Other payments to participants .........        (3,174)            --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...     7,730,391      9,611,154      1,021,212        812,982      2,324,801             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................    14,657,483      5,889,437      1,671,768        578,105      2,535,405             --


NET ASSETS:
    Beginning of year ....................    15,533,580      9,644,143      1,218,245        640,140             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $ 30,191,063   $ 15,533,580   $  2,890,013   $  1,218,245   $  2,535,405   $         --
                                            ============   ============   ============   ============   ============   ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                             PUTNAM VT                         PUTNAM VT
   TOTAL RETURN PORTFOLIO -         INTERNATIONAL EQUITY FUND -         SMALL CAP VALUE FUND -
     ADMINISTRATIVE CLASS                 CLASS IB SHARES                   CLASS IB SHARES               ALL CAP FUND - CLASS I
------------------------------    ------------------------------    ------------------------------    -----------------------------
    2003             2002             2003             2002             2003             2002           2003              2002
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$      11,701    $          --    $     (11,991)   $      (9,482)   $    (234,649)   $    (227,254)   $  (143,892)   $      (98,405)
        6,534               --          423,027         (201,290)        (277,554)        (749,907)      (232,240)         (479,751)

      (11,970)              --          325,208          (16,734)      10,853,335       (5,040,288)     5,406,513        (3,417,138)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


        6,265               --          736,244         (227,506)      10,341,132       (6,017,449)     5,030,381        (3,995,294)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


      292,102               --          511,688          475,741        4,804,588        4,869,337      4,195,440         4,236,149

    3,129,988               --       18,129,810       24,248,077       12,282,305       26,881,976      5,359,162         6,488,453
       (1,282)              --           (3,385)          (2,267)         (35,153)         (29,599)       (27,248)          (21,800)
     (101,779)              --         (305,873)      (1,013,432)      (2,135,981)      (2,173,532)    (1,554,713)         (772,780)

     (898,489)              --      (17,825,459)     (22,279,090)     (10,274,103)     (16,057,739)    (2,199,849)       (5,107,293)
           --               --             (979)              --          (18,497)         (13,105)        (3,699)          (14,021)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


    2,420,540               --          505,802        1,429,029        4,623,159       13,477,338      5,769,093         4,808,708
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------

    2,426,805               --        1,242,046        1,201,523       14,964,291        7,459,889     10,799,474           813,414



           --               --        1,939,781          738,258       20,527,139       13,067,250     11,636,773        10,823,359
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$   2,426,805    $          --    $   3,181,827    $   1,939,781    $  35,491,430    $  20,527,139    $22,436,247    $   11,636,773
=============    =============    =============    =============    =============    =============    ===========    ==============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                            SMALL CAP GROWTH FUND -         DISCIPLINED MID CAP
                                              INVESTORS FUND - CLASS I              CLASS I                   STOCK PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $     15,777   $      4,565   $    (22,352)  $    (11,430)  $   (322,313)  $   (231,323)
  Realized gain (loss) ...................       (60,421)      (153,078)      (141,527)       (91,167)      (594,697)      (989,715)
  Change in unrealized gain (loss)
    on investments .......................     1,141,309       (704,716)       861,010       (344,555)    10,883,726     (5,081,079)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........     1,096,665       (853,229)       697,131       (447,152)     9,966,716     (6,302,117)
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ..........       953,023      1,088,694        373,004        261,885      5,546,555      6,700,269
  Participant transfers from other
    funding options ......................     1,179,568      1,683,523      4,930,480      1,336,996      7,069,944     13,102,608
  Administrative and asset allocation
    charges ..............................        (6,854)        (5,420)        (2,872)        (1,309)       (53,824)       (54,057)
  Contract surrenders ....................      (413,587)      (114,016)      (382,942)       (19,656)    (3,933,206)    (3,693,987)
  Participant transfers to other
    funding options ......................      (684,293)    (1,204,014)    (1,471,170)      (688,086)    (6,659,024)   (10,353,646)
  Other payments to participants .........            --             --             --             --        (69,985)       (81,425)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...     1,027,857      1,448,767      3,446,500        889,830      1,900,460      5,619,762
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................     2,124,522        595,538      4,143,631        442,678     11,867,176       (682,355)


NET ASSETS:
    Beginning of year ....................     3,069,283      2,473,745        936,118        493,440     31,472,483     32,154,838
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $  5,193,805   $  3,069,283   $  5,079,749   $    936,118   $ 43,339,659   $ 31,472,483
                                            ============   ============   ============   ============   ============   ============

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

          MFS MID CAP                                                      SOCIAL AWARENESS                  U.S. GOVERNMENT
       GROWTH PORTFOLIO               PIONEER FUND PORTFOLIO               STOCK PORTFOLIO                 SECURITIES PORTFOLIO
------------------------------    ------------------------------    ------------------------------    -----------------------------
     2003             2002             2003             2002             2003             2002           2003              2002
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$     (45,625)   $     (25,994)   $      31,783    $   1,126,643    $    (238,101)   $    (148,564)   $ 3,296,586    $    5,982,892
     (175,362)      (1,013,506)      (1,700,409)      (3,606,122)        (351,628)        (713,745)     3,071,452         1,334,126

    1,225,110         (464,196)       4,961,325       (6,381,396)       9,007,869      (10,971,746)    (4,862,527)        2,033,401
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


    1,004,123       (1,503,696)       3,292,699       (8,860,875)       8,418,140      (11,834,055)     1,505,511         9,350,419
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


      978,904          716,370        1,670,182        2,708,060        3,760,042        5,289,752     12,194,259         7,255,352

    5,489,741        4,976,995        1,068,111        2,722,902          891,640          983,577     20,028,943        83,578,230
       (5,721)          (3,433)         (26,137)         (32,150)         (70,833)         (78,623)      (128,074)          (95,420)
     (312,926)        (194,118)      (1,998,365)      (2,758,131)      (3,683,517)      (3,541,045)   (15,531,134)      (11,388,220)

   (3,029,184)      (4,086,220)      (2,264,632)      (8,164,139)      (2,280,308)      (5,007,523)   (42,077,403)      (29,464,432)
           --               --         (111,820)        (123,372)         (81,550)        (145,119)      (289,331)         (240,840)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


    3,120,814        1,409,594       (1,662,661)      (5,646,830)      (1,464,526)      (2,498,981)   (25,802,740)       49,644,670
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------

    4,124,937          (94,102)       1,630,038      (14,507,705)       6,953,614      (14,333,036)   (24,297,229)       58,995,089



    2,131,043        2,225,145       16,051,989       30,559,694       31,565,841       45,898,877    115,815,235        56,820,146
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$   6,255,980    $   2,131,043    $  17,682,027    $  16,051,989    $  38,519,455    $  31,565,841    $91,518,006    $  115,815,235
=============    =============    =============    =============    =============    =============    ===========    ==============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                    PIONEER              SALOMON BROTHERS STRATEGIC
                                             MFS TOTAL RETURN PORTFOLIO   STRATEGIC INCOME PORTFOLIO    TOTAL RETURN BOND PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                 2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $    883,722   $  3,653,776   $         --   $    (46,910)  $     32,594   $     36,481
  Realized gain (loss) ...................      (375,699)     2,567,159             --       (857,207)        15,471          8,278
  Change in unrealized gain (loss)
    on investments .......................    10,901,164    (11,298,951)            --        977,491         13,997        (14,874)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........    11,409,187     (5,078,016)            --         73,374         62,062         29,885
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ..........    11,333,782     11,452,291             --        368,687         45,180         32,835
  Participant transfers from other
    funding options ......................    14,478,040     25,650,101             --        284,474        522,487        382,515
  Administrative and asset allocation
    charges ..............................      (124,546)      (113,276)            --         (5,427)          (771)          (683)
  Contract surrenders ....................    (9,532,435)    (8,193,337)            --       (508,265)       (29,116)      (140,434)
  Participant transfers to other
    funding options ......................   (12,143,662)   (16,092,137)            --     (7,310,913)      (378,893)      (311,032)
  Other payments to participants .........      (315,315)      (167,517)            --         (7,307)            --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...     3,695,864     12,536,125             --     (7,178,751)       158,887        (36,799)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................    15,105,051      7,458,109             --     (7,105,377)       220,949         (6,914)


NET ASSETS:
    Beginning of year ....................    73,571,353     66,113,244             --      7,105,377        451,663        458,577
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $ 88,676,404   $ 73,571,353   $         --   $         --   $    672,612   $    451,663
                                            ============   ============   ============   ============   ============   ============

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

   SB ADJUSTABLE RATE INCOME               SMITH BARNEY                      SMITH BARNEY               SMITH BARNEY INTERNATIONAL
  PORTFOLIO - CLASS I SHARES        AGGRESSIVE GROWTH PORTFOLIO          HIGH INCOME PORTFOLIO           ALL CAP GROWTH PORTFOLIO
------------------------------    ------------------------------    ------------------------------    -----------------------------
    2003             2002             2003             2002             2003             2002           2003              2002
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$          59    $          --    $    (322,401)   $    (183,346)   $          --    $     (21,420)   $   (23,825)   $      (58,330)
            1               --          (45,042)      (1,039,426)              --       (1,124,420)      (249,560)       (3,537,070)

          (37)              --        7,664,666       (4,738,543)              --          948,643      4,215,163        (1,899,671)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


           23               --        7,297,223       (5,961,315)              --         (197,197)     3,941,778        (5,495,071)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


        1,000               --        9,482,155        8,862,009               --          194,925      1,881,656         3,038,130

       47,182               --       12,909,183       12,401,672               --          201,209     27,049,238        53,589,117
          (15)              --          (61,921)         (44,828)              --           (2,533)       (29,495)          (35,173)
           --               --       (2,082,131)        (957,715)              --         (162,701)    (1,747,403)       (3,878,287)

      (11,458)              --       (4,987,024)      (8,877,621)              --       (3,300,431)   (28,169,278)      (56,743,733)
           --               --           (1,598)         (25,420)              --               --        (14,295)          (19,015)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


       36,709               --       15,258,664       11,358,097               --       (3,069,531)    (1,029,577)       (4,048,961)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------

       36,732               --       22,555,887        5,396,782               --       (3,266,728)     2,912,201        (9,544,032)



           --               --       16,592,712       11,195,930               --        3,266,728     15,250,932        24,794,964
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$      36,732    $          --    $  39,148,599    $  16,592,712    $          --    $          --    $18,163,133    $   15,250,932
=============    =============    =============    =============    =============    =============    ===========    ==============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                 SMITH BARNEY
                                                     SMITH BARNEY            LARGE CAPITALIZATION
                                             LARGE CAP VALUE PORTFOLIO         GROWTH PORTFOLIO          STRATEGIC EQUITY PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $    106,386   $    612,493   $    (78,273)  $     (9,571)  $   (871,747)  $   (536,443)
  Realized gain (loss) ...................      (932,243)    (1,056,255)       (19,482)       (70,218)    (4,851,043)   (10,214,138)
  Change in unrealized gain (loss)
    on investments .......................     5,721,178     (7,357,725)     2,296,806       (306,506)    24,642,861    (25,421,093)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........     4,895,321     (7,801,487)     2,199,051       (386,295)    18,920,071    (36,171,674)
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ..........     2,005,691      2,738,849      1,673,784        598,353      7,881,459     11,652,691
  Participant transfers from other
    funding options ......................     2,451,794      2,410,870     14,038,390      1,442,177      4,312,447      5,076,994
  Administrative and asset allocation
    charges ..............................       (32,411)       (37,099)       (10,665)        (2,886)      (125,772)      (139,868)
  Contract surrenders ....................    (2,567,388)    (3,015,855)      (588,040)       (54,974)    (7,866,026)    (9,267,425)
  Participant transfers to other
    funding options ......................    (2,597,346)    (5,174,156)    (2,789,098)      (795,591)    (6,898,552)   (16,959,830)
  Other payments to participants .........      (184,920)       (57,014)        (1,264)            --        (98,217)       (56,039)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...      (924,580)    (3,134,405)    12,323,107      1,187,079     (2,794,661)    (9,693,477)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................     3,970,741    (10,935,892)    14,522,158        800,784     16,125,410    (45,865,151)


NET ASSETS:
    Beginning of year ....................    19,795,268     30,731,160      1,705,424        904,640     63,111,483    108,976,634
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $ 23,766,009   $ 19,795,268   $ 16,227,582   $  1,705,424   $ 79,236,893   $ 63,111,483
                                            ============   ============   ============   ============   ============   ============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

     COMSTOCK PORTFOLIO -                EQUITY - INCOME                  GROWTH PORTFOLIO -             HIGH INCOME PORTFOLIO -
        CLASS II SHARES             PORTFOLIO - INITIAL CLASS                INITIAL CLASS                    INITIAL CLASS
------------------------------    ------------------------------    ------------------------------    -----------------------------
     2003             2002             2003             2002             2003             2002           2003              2002
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$      (7,082)   $          --    $   1,747,682    $   1,943,589    $  (4,893,476)   $  (5,894,653)   $ 2,435,511    $    3,839,387
        6,719               --       (1,282,762)       6,723,641      (13,706,643)     (20,676,460)    (5,812,162)       (9,687,382)

      193,475               --       79,497,468      (79,006,369)     156,305,204     (201,163,314)    13,010,869         6,654,381
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


      193,112               --       79,962,388      (70,339,139)     137,705,085     (227,734,427)     9,634,218           806,386
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


      107,121               --       21,187,204       26,045,294       34,904,978       50,076,516      2,362,627         3,107,431

    1,942,704               --       14,102,293       13,712,418       21,778,905       25,679,976     21,478,348        10,943,283
         (590)              --         (401,643)        (446,922)        (693,546)        (781,953)       (54,325)          (55,542)
      (43,205)              --      (35,558,263)     (42,564,856)     (55,051,598)     (69,049,915)    (6,061,961)       (4,965,091)

     (311,474)              --      (17,238,198)     (33,993,468)     (35,898,561)     (82,160,580)   (19,384,420)      (14,258,640)
           --               --       (1,074,229)      (1,238,511)      (1,094,494)      (1,441,472)      (152,827)         (128,204)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------


    1,694,556               --      (18,982,836)     (38,486,045)     (36,054,316)     (77,677,428)    (1,812,558)       (5,356,763)
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------

    1,887,668               --       60,979,552     (108,825,184)     101,650,769     (305,411,855)     7,821,660        (4,550,377)



           --               --      293,491,810      402,316,994      464,625,348      770,037,203     37,384,124        41,934,501
-------------    -------------    -------------    -------------    -------------    -------------    -----------    --------------
$   1,887,668    $          --    $ 354,471,362    $ 293,491,810    $ 566,276,117    $ 464,625,348    $45,205,784    $   37,384,124
=============    =============    =============    =============    =============    =============    ===========    ==============

                       See Notes to Financial Statements

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                             ASSET MANAGER PORTFOLIO -     CONTRAFUND(R) PORTFOLIO -        MID CAP PORTFOLIO -
                                                   INITIAL CLASS                SERVICE CLASS 2               SERVICE CLASS 2
                                            ---------------------------   ---------------------------   ---------------------------
                                                 2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...........  $  5,723,387   $  7,719,031   $     (9,814)  $         --   $   (115,366)  $    (46,145)
  Realized gain (loss) ...................    (3,980,077)    (8,464,155)        12,617             --        (12,182)      (112,393)
  Change in unrealized gain (loss)
    on investments .......................    34,681,822    (29,051,830)       237,739             --      4,041,373       (615,808)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ..........    36,425,132    (29,796,954)       240,542             --      3,913,825       (774,346)
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ..........     9,655,572     12,354,819        326,593             --      2,698,629      1,481,461
  Participant transfers from other
    funding options ......................     5,639,444      4,181,053      3,746,615             --      6,837,012     11,120,682
  Administrative and asset allocation
    charges ..............................      (255,157)      (289,944)        (1,329)            --        (16,349)        (8,444)
  Contract surrenders ....................   (27,447,195)   (33,700,156)       (37,639)            --       (925,446)      (505,203)
  Participant transfers to other
    funding options ......................    (9,077,332)   (24,512,858)      (424,277)            --     (3,129,418)    (4,635,612)
  Other payments to participants .........      (959,876)    (1,217,046)            --             --        (17,719)        (8,662)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ...   (22,444,544)   (43,184,132)     3,609,963             --      5,446,709      7,444,222
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in
      net assets .........................    13,980,588    (72,981,086)     3,850,505             --      9,360,534      6,669,876


NET ASSETS:
    Beginning of year ....................   234,563,391    307,544,477             --             --      8,229,338      1,559,462
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ..........................  $248,543,979   $234,563,391   $  3,850,505   $         --   $ 17,589,872   $  8,229,338
                                            ============   ============   ============   ============   ============   ============

                              THE TRAVELERS FUND U
                             FOR VARIABLE ANNUITIES

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                 COMBINED
   ------------------------------------
        2003                  2002
   --------------        --------------

   $   14,934,531        $   44,062,696
     (101,212,695)         (108,156,543)

    1,013,573,698          (915,672,572)
   --------------        --------------


      927,295,534          (979,766,419)
   --------------        --------------


      402,128,304           487,184,666

      521,833,672           597,616,903
      (15,781,329)          (16,965,660)

     (512,175,179)         (549,907,800)

     (568,840,877)         (803,358,655)
      (10,362,989)          (12,728,118)
   --------------        --------------


     (183,198,398)         (298,158,664)
   --------------        --------------

      744,097,136        (1,277,925,083)

    3,893,918,574         5,171,843,657

   --------------        --------------

   $4,638,015,710        $3,893,918,574
   ==============        ==============

                       See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

     The Travelers Fund U for Variable Annuities ("Fund U") is a separate account of The Travelers Insurance Company ("The Company"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable annuity contracts issued by The Company. Fund U is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Fund U is comprised of the Universal Annuity product.

     Participant purchase payments applied to Fund U are invested in one or more sub-accounts in accordance with the selection made by the contract owner. As of December 31, 2003, the investments comprising Fund U were:

       Capital Appreciation Fund, Massachusetts business trust,
         Affiliate of The Company

       Dreyfus Stock Index Fund - Intial Shares (Formerly Dreyfus Stock Index
         Fund), Maryland business trust

       High Yield Bond Trust, Massachusetts business trust, Affiliate of
         The Company

       Managed Assets Trust, Massachusetts business trust, Affiliate of
         The Company

       AllianceBernstein Variable Product Series Fund, Inc. (Formerly Alliance
         Variable Product Series Fund, Inc.), Maryland business trust
           AllianceBernstein Premier Growth Portfolio - Class B (Formerly
             Premier Growth Portfolio - Class B)

       CitiStreet Funds, Inc., Massachusetts business trust, Affiliate of
         The Company
           CitiStreet Diversified Bond Fund - Class I
           CitiStreet International Stock Fund - Class I
           CitiStreet Large Company Stock Fund - Class I
           CitiStreet Small Company Stock Fund - Class I

       Delaware VIP Trust, Maryland business trust
           Delaware VIP REIT Series - Standard Class

       Dreyfus Variable Investment Fund, Maryland business trust
           Dreyfus VIF Developing Leaders Portfolio - Initial Shares (Formerly
             Small Cap Portfolio - Initial Shares)

       Franklin Templeton Variable Insurance Products Trust, Massachusetts
         business trust
           Franklin Small Cap Fund - Class 2 Shares
           Mutual Shares Securities Fund - Class 2 Shares
           Templeton Global Asset Allocation Fund - Class 1 Shares Templeton Growth Securities Fund - Class 1 Shares

       Greenwich Street Series Fund, Massachusetts business trust, Affiliate of
         The Company
           Appreciation Portfolio
           Fundamental Value Portfolio

       Janus Aspen Series, Delaware business trust
           International Growth Portfolio - Service Shares

       Lazard Retirement Series, Inc., Massachusetts business trust
           Lazard Retirement Small Cap Portfolio

       PIMCO Variable Insurance Trust, Massachusetts business trust
           Total Return Portfolio - Administrative Class

       Putnam Variable Trust, Massachusetts business trust
           Putnam VT International  Equity Fund - Class IB Shares (Formerly
             Putnam VT International Growth Fund - Class IB Shares) Putnam VT Small Cap Value Fund - Class IB Shares

       Salomon Brothers Variable Series Funds Inc., Maryland business trust,
         Affiliate of The Company
           All Cap Fund - Class I (Formerly Capital Fund - Class I) Investors Fund - Class I
           Small Cap Growth Fund - Class I

       The Travelers Series Trust, Massachusetts business trust, Affiliate of
         The Company
           Disciplined Mid Cap Stock Portfolio
           MFS Mid Cap Growth Portfolio
           Pioneer Fund Portfolio (Formerly Utilities Portfolio)
           Social Awareness Stock Portfolio
           U.S. Government Securities Portfolio

       Travelers Series Fund Inc., Maryland business trust, Affiliate of
         The Company
           MFS Total Return Portfolio
           Salomon Brothers Strategic Total Return Bond Portfolio
           SB Adjustable Rate Income Portfolio - Class I Shares
           Smith Barney Aggressive Growth Portfolio
           Smith Barney International All Cap Growth Portfolio
           Smith Barney Large Cap Value Portfolio
           Smith Barney Large Capitalization Growth Portfolio
           Strategic Equity Portfolio (Formerly Alliance Growth Portfolio)

       Van Kampen Life Investment Trust, Delaware business trust
           Comstock Portfolio - Class II Shares

       Variable Insurance Products Fund, Massachusetts business trust, Affiliate of The Company
           Equity - Income Portfolio - Initial Class
           Growth Portfolio - Initial Class
           High Income Portfolio - Initial Class

       Variable Insurance Products Fund II, Massachusetts business trust
           Asset Manager Portfolio - Initial Class
           Contrafund(R) Portfolio - Service Class 2

       Variable Insurance Products Fund III, Massachusetts business trust
           Mid Cap Portfolio - Service Class 2

     Not all funds may be available in all states or to all contract owners.

     The following is a summary of significant accounting policies consistently followed by Fund U in the preparation of its financial statements.

     SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

     SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Income from dividends and realized gain (loss) distributions, are recorded on the ex-distribution date

     FEDERAL INCOME TAXES. The operations of Fund U form a part of the total operations of The Company and are not taxed separately. The Company is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund U. Fund U is not taxed as a "regulated investment company" under Subchapter M of the Code.

     FINANCIAL HIGHLIGHTS. In 2001, Fund U adopted the financial highlights disclosure recommended by the American Institute of Certified Public Accountants Audit Guide ("AICPA Guide") for Investment Companies. The AICPA Guide allows for the prospective application of this disclosure, which will ultimately display a five year period. It is comprised of the units, unit values, investment income ratio, expense ratios and total returns for each sub-account. Since each sub-account offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the sub-account for the entire year.

     OTHER. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   INVESTMENTS

     The aggregate costs of purchases and proceeds from sales of investments were $425,485,542 and $591,846,401 respectively, for the year ended December 31, 2003. Realized gains and losses from investment transactions are reported on an average cost basis. The cost of investments in eligible funds was $4,779,358,659 at December 31, 2003. Gross unrealized appreciation for all investments at December 31, 2003 was $295,999,676. Gross unrealized depreciation for all investments at December 31, 2003 was $155,444,638.

3.   CONTRACT CHARGES

     The Mortality and Expense Risk asset-based charges are deducted, as appropriate, each business day and are assessed through the calculation of accumulation and annuity units.

     ---------------------------------------------------------------------------
     SEPARATE ACCOUNT                          U                        Asset-
     -------------------------------------- -------------------------   Based

                Separate Account Charge                                 Charge
                                                                       --------
               (as identified in Note 4)       Product                   M&E
     -------------------------------------- ------------------------- ----------

     Separate Account Charge 1.25              Universal Annuity        1.25%

     ---------------------------------------------------------------------------

     For certain contracts in the accumulation phase a semi-annual charge of $15 (prorated for partial periods) is assessed through the redemption of units and paid to The Company to cover administrative charges.

     No sales charges are deducted from participant Purchase Payments when they are received. However, a 5% withdrawal charge assessed through the redemption of units will apply if a participant's purchase payment is surrendered within five years of its payment date.

     Contract surrender payments include $7,461,157 and $6,056,072 of withdrawal charges for the years ended December 31,2003 and 2002, respectively and assessed through the redemption of units.

     If the Variable Liquidity Benefit is selected, there is a surrender charge, in the annuity phase, assessed through the redemption of units, of up to 5% of the amount withdrawn for the first five years following the initial Purchase Payment.

     Participants in CitiStreet Funds Inc. (the Funds), may elect to enter into a separate asset allocation advisory agreement with CitiStreet Financial Services LLC (CitiStreet), an affiliate of The Company. Under this arrangement, CitiStreet provides asset allocation advice and charges participants an annual fee, plus a one-time set-up fee of $30. The annual fee, which decreases as the participant's assets increase, is equivalent to an amount of up to 1.25% of the participant's assets in the Funds. These fees totaled $9,206,952 and $9,882,520 for the years ended December 31, 2003 and 2002 respectively.

     For a full explanation of product charges and associated product features and benefits please refer to your product prospectus.

4.   NET ASSETS HELD ON BEHALF OF AN AFFILIATE

     Approximately $26,433,000 and $22,086,000 of the net assets of Fund U were held on behalf of an affiliate of The Company as of December 31, 2003 and 2002, respectively. Transactions with this affiliate during the years ended December 31, 2003 and 2002 comprised participant purchase payments of approximately $4,547,000 and $4,159,000 and contract surrenders of approximately $5,606,000 and $4,686,000, respectively.

5.   NET CONTRACT OWNERS' EQUITY

                                                                                           DECEMBER 31, 2003
                                                                   ---------------------------------------------------------------

                                                                   ACCUMULATION    ANNUITY      UNIT     ACCUMULATION     ANNUITY
                                                                      UNITS         UNITS      VALUE      NET ASSETS    NET ASSETS
                                                                   ------------    -------    -------    ------------   ----------
Capital Appreciation Fund
      Separate Account Charges 1.25% (Q) .......................    102,332,974     37,834    $ 4.701    $481,085,216    $177,863
      Separate Account Charges 1.25% (N) .......................      5,856,902     84,804      4.875      28,554,998     413,459

Dreyfus Stock Index Fund - Intial Shares
      Separate Account Charges 1.25% ...........................    148,712,961    301,205      2.797     416,020,639     842,614

High Yield Bond Trust
      Separate Account Charges 1.25% (Q) .......................      8,224,138      2,942      5.030      41,367,631      14,799
      Separate Account Charges 1.25% (N) .......................      1,143,217      6,493      5.082       5,810,212      33,002

Managed Assets Trust
      Separate Account Charges 1.25% (Q) .......................     39,999,915     79,809      4.985     199,381,596     397,808
      Separate Account Charges 1.25% (N) .......................      3,514,361     75,349      5.365      18,855,239     404,263

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Premier Growth Portfolio - Class B
      Separate Account Charges 1.25% ...........................      2,865,087         --      0.712       2,040,408          --

CitiStreet Funds, Inc.
   CitiStreet Diversified Bond Fund - Class I
      Separate Account Charges 1.25% ...........................    181,135,648    164,485      1.837     332,754,406     302,167
   CitiStreet International Stock Fund - Class I
      Separate Account Charges 1.25% ...........................    133,361,601     79,891      1.641     218,887,959     131,126
   CitiStreet Large Company Stock Fund - Class I
      Separate Account Charges 1.25% ...........................    208,141,207    112,020      1.622     337,711,351     181,753
   CitiStreet Small Company Stock Fund - Class I
      Separate Account Charges 1.25% ...........................     98,686,689     51,627      2.179     215,049,153     112,500

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class
      Separate Account Charges 1.25% ...........................      4,405,737         --      1.266       5,577,585          --

Dreyfus Variable Investment Fund
   Dreyfus VIF Developing Leaders Portfolio - Initial Shares
      Separate Account Charges 1.25% ...........................     50,863,368     19,304      1.127      57,347,482      21,765

Franklin Templeton Variable Insurance Products Trust
   Franklin Small Cap Fund - Class 2 Shares
      Separate Account Charges 1.25% ...........................      3,060,921         --      0.887       2,715,191          --
   Mutual Shares Securities Fund - Class 2 Shares
      Separate Account Charges 1.25% ...........................      1,486,942         --      1.200       1,784,573          --
   Templeton Global Asset Allocation Fund - Class 1 Shares
      Separate Account Charges 1.25% ...........................     53,915,081     62,323      2.883     155,457,686     179,702
   Templeton Growth Securities Fund - Class 1 Shares
      Separate Account Charges 1.25% ...........................     97,351,751     51,821      3.089     300,741,172     160,087

Greenwich Street Series Fund
   Appreciation Portfolio
      Separate Account Charges 1.25% ...........................      2,886,552         --      1.041       3,005,583          --
   Fundamental Value Portfolio
      Separate Account Charges 1.25% ...........................     30,782,219      7,775      0.981      30,183,439       7,624

                                                                                           DECEMBER 31, 2003
                                                                   ---------------------------------------------------------------

                                                                   ACCUMULATION    ANNUITY      UNIT     ACCUMULATION     ANNUITY
                                                                      UNITS         UNITS      VALUE      NET ASSETS    NET ASSETS
                                                                   ------------    -------    -------    ------------   ----------
Greenwich Street Series Fund (continued)
Janus Aspen Series
   International Growth Portfolio - Service Shares
      Separate Account Charges 1.25% ...........................      3,557,813         --    $ 0.812    $  2,890,013    $     --

Lazard Retirement Series, Inc. .................................
   Lazard Retirement Small Cap Portfolio
      Separate Account Charges 1.25% ...........................      1,896,134         --      1.337       2,535,405          --

PIMCO Variable Insurance Trust
   Total Return Portfolio - Administrative Class
      Separate Account Charges 1.25% ...........................      2,399,897         --      1.011       2,426,805          --

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
      Separate Account Charges 1.25% ...........................      3,592,150         --      0.886       3,181,827          --
   Putnam VT Small Cap Value Fund - Class IB Shares
      Separate Account Charges 1.25% ...........................     27,298,598      8,704      1.300      35,480,117      11,313

Salomon Brothers Variable Series Funds Inc. ....................
   All Cap Fund - Class I
      Separate Account Charges 1.25% ...........................     23,365,758         --      0.960      22,436,247          --
   Investors Fund - Class I
      Separate Account Charges 1.25% ...........................      5,708,051         --      0.910       5,193,805          --
   Small Cap Growth Fund - Class I
      Separate Account Charges 1.25% ...........................      5,518,116         --      0.921       5,079,749          --

The Travelers Series Trust
   Disciplined Mid Cap Stock Portfolio
      Separate Account Charges 1.25% ...........................     30,469,136     15,114      1.422      43,318,171      21,488
   MFS Mid Cap Growth Portfolio
      Separate Account Charges 1.25% ...........................     11,787,849         --      0.531       6,255,980          --
   Pioneer Fund Portfolio
      Separate Account Charges 1.25% ...........................     11,566,759     10,231      1.527      17,666,401      15,626
   Social Awareness Stock Portfolio
      Separate Account Charges 1.25% ...........................     15,327,635         --      2.513      38,519,455          --
   U.S. Government Securities Portfolio
      Separate Account Charges 1.25% ...........................     44,846,306     22,307      2.040      91,472,507      45,499

Travelers Series Fund Inc. .....................................
   MFS Total Return Portfolio
      Separate Account Charges 1.25% ...........................     39,696,294     29,160      2.232      88,611,311      65,093
   Salomon Brothers Strategic Total Return Bond Portfolio
      Separate Account Charges 1.25% ...........................        364,923         --      1.843         672,612          --
   SB Adjustable Rate Income Portfolio - Class I Shares
      Separate Account Charges 1.25% ...........................         36,742         --      1.000          36,732          --
   Smith Barney Aggressive Growth Portfolio
      Separate Account Charges 1.25% ...........................     46,827,279      8,496      0.836      39,141,497       7,102
   Smith Barney International All Cap Growth Portfolio
      Separate Account Charges 1.25% ...........................     16,476,372      6,122      1.102      18,156,387       6,746
   Smith Barney Large Cap Value Portfolio
      Separate Account Charges 1.25% ...........................     12,780,079     13,932      1.858      23,740,129      25,880

                                                                                           DECEMBER 31, 2003
                                                                   ---------------------------------------------------------------

                                                                   ACCUMULATION    ANNUITY      UNIT     ACCUMULATION     ANNUITY
                                                                      UNITS         UNITS      VALUE      NET ASSETS    NET ASSETS
                                                                   ------------    -------    -------    ------------   ----------
Travelers Series Fund Inc. (continued)
   Smith Barney Large Capitalization Growth Portfolio
      Separate Account Charges 1.25% ...........................     16,489,148      7,630    $ 0.984  $   16,220,077  $    7,505
   Strategic Equity Portfolio
      Separate Account Charges 1.25% ...........................     38,369,091     10,565      2.065      79,215,082      21,811

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares
      Separate Account Charges 1.25% ...........................      1,506,552         --      1.253       1,887,668          --

Variable Insurance Products Fund
   Equity - Income Portfolio - Initial Class
      Separate Account Charges 1.25% ...........................    136,018,675    226,231      2.602     353,882,772     588,590
   Growth Portfolio - Initial Class
      Separate Account Charges 1.25% ...........................    212,322,699    139,847      2.665     565,903,384     372,733
   High Income Portfolio - Initial Class
      Separate Account Charges 1.25% ...........................     25,427,944     47,656      1.774      45,121,220      84,564

Variable Insurance Products Fund II
   Asset Manager Portfolio - Initial Class
      Separate Account Charges 1.25% ...........................    112,272,592    131,096      2.211     248,254,104     289,875
   Contrafund(R)Portfolio - Service Class 2
      Separate Account Charges 1.25% ...........................      3,102,094         --      1.241       3,850,505          --

Variable Insurance Products Fund III
   Mid Cap Portfolio - Service Class 2
      Separate Account Charges 1.25% ...........................     14,086,757         --      1.249      17,589,872          --
                                                                                                       --------------  ----------

Net Contract Owners' Equity ....................................                                       $4,633,071,353  $4,944,357
                                                                                                       ==============  ==========

6.   STATEMENT OF INVESTMENTS                                                        FOR THE YEAR ENDED DECEMBER 31, 2003
                                                                          ---------------------------------------------------------

INVESTMENTS                                                                 NO. OF         MARKET          COST OF       PROCEEDS
                                                                            SHARES         VALUE          PURCHASES     FROM SALES
                                                                          ----------   --------------   ------------   ------------
CAPITAL APPRECIATION FUND (11.0%)
    Total (Cost $541,458,079) .........................................    9,209,861   $  510,318,392   $  4,046,708   $ 58,845,252
                                                                          ----------   --------------   ------------   ------------

DREYFUS STOCK INDEX FUND - INTIAL SHARES (9.0%)
    Total (Cost $382,442,141) .........................................   14,670,441      416,933,931     18,453,918     26,754,178
                                                                          ----------   --------------   ------------   ------------

HIGH YIELD BOND TRUST (1.0%)
    Total (Cost $44,345,873) ..........................................    4,839,518       47,233,700     17,131,943      8,448,425
                                                                          ----------   --------------   ------------   ------------

MANAGED ASSETS TRUST (4.7%)
    Total (Cost $216,235,016) .........................................   13,936,145      219,076,196     10,159,626     19,222,993
                                                                          ----------   --------------   ------------   ------------

ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC. (0.0%)
  AllianceBernstein Premier Growth Portfolio - Class B
    Total (Cost $2,025,554) ...........................................       95,675        2,040,753      1,023,877        789,495
                                                                          ----------   --------------   ------------   ------------

CITISTREET FUNDS, INC. (23.9%)
  CitiStreet Diversified Bond Fund - Class I (Cost $306,453,210) ......   28,495,608      333,113,658     29,010,455     57,761,311
  CitiStreet International Stock Fund - Class I (Cost $236,186,632) ...   18,315,714      219,055,938     39,381,655     72,659,166
  CitiStreet Large Company Stock Fund - Class I (Cost $435,910,794) ...   31,643,290      337,950,332     28,452,189     23,747,436
  CitiStreet Small Company Stock Fund - Class I (Cost $215,469,190) ...   17,697,242      215,198,464     25,064,331     19,319,459
                                                                          ----------   --------------   ------------   ------------
    Total (Cost $1,194,019,826) .......................................   96,151,854    1,105,318,392    121,908,630    173,487,372
                                                                          ----------   --------------   ------------   ------------

DELAWARE VIP TRUST (0.1%)
  Delaware VIP REIT Series - Standard Class
    Total (Cost $5,042,725) ...........................................      368,462        5,578,518      5,443,781        409,464
                                                                          ----------   --------------   ------------   ------------

DREYFUS VARIABLE INVESTMENT FUND (1.2%)
  Dreyfus VIF Developing Leaders Portfolio - Initial Shares
    Total (Cost $63,573,814) ..........................................    1,534,609       57,379,030      9,446,842      6,478,148
                                                                          ----------   --------------   ------------   ------------

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (10.0%)
  Franklin Small Cap Fund - Class 2 Shares (Cost $2,352,077) ..........      155,804        2,715,657      2,158,563        849,162
  Mutual Shares Securities Fund - Class 2 Shares (Cost $1,638,787) ....      119,870        1,784,868      1,759,324        123,095
  Templeton Global Asset Allocation Fund - Class 1 Shares
   (Cost $149,578,089) ................................................    8,288,801      155,663,675      6,108,259     16,523,162
  Templeton Growth Securities Fund - Class 1 Shares
    (Cost $341,750,583) ...............................................   26,609,376      300,952,048      6,343,579     31,999,581
                                                                          ----------   --------------   ------------   ------------
    Total (Cost $495,319,536) .........................................   35,173,851      461,116,248     16,369,725     49,495,000
                                                                          ----------   --------------   ------------   ------------

GREENWICH STREET SERIES FUND (0.7%)
  Appreciation Portfolio (Cost $2,640,438) ............................      138,084        3,006,088      2,134,479        272,269
  Fundamental Value Portfolio (Cost $27,025,890) ......................    1,503,793       30,196,167      8,468,401        840,971
                                                                          ----------   --------------   ------------   ------------
    Total (Cost $29,666,328) ..........................................    1,641,877       33,202,255     10,602,880      1,113,240
                                                                          ----------   --------------   ------------   ------------

JANUS ASPEN SERIES (0.1%)
  International Growth Portfolio - Service Shares
    Total (Cost $2,681,090) ...........................................      126,278        2,890,497      9,997,190      8,978,177
                                                                          ----------   --------------   ------------   ------------

LAZARD RETIREMENT SERIES, INC. (0.1%)
  Lazard Retirement Small Cap Portfolio
    Total (Cost $2,328,332) ...........................................      172,389        2,535,837      2,553,562        235,855
                                                                          ----------   --------------   ------------   ------------

PIMCO VARIABLE INSURANCE TRUST (0.1%)
  Total Return Portfolio - Administrative Class
    Total (Cost $2,439,184) ...........................................      234,287        2,427,213      3,066,384        615,691
                                                                          ----------   --------------   ------------   ------------

6.   STATEMENT OF INVESTMENTS (CONTINUED)                                       FOR THE YEAR ENDED DECEMBER 31, 2003 (CONTINUED)
                                                                              -----------------------------------------------------

INVESTMENTS                                                                     NO. OF        MARKET         COST OF      PROCEEDS
                                                                                SHARES        VALUE         PURCHASES    FROM SALES
                                                                              ----------  --------------  ------------  ------------
Putnam Variable Trust (0.8%)
  Putnam VT International Equity Fund - Class IB Shares (Cost $2,858,554) ..     247,655  $    3,182,368  $ 17,296,985  $ 16,802,899
  Putnam VT Small Cap Value Fund - Class IB Shares (Cost $28,969,590) ......   1,959,024      35,497,507     9,184,487     4,792,689
                                                                              ----------  --------------  ------------  ------------
    Total (Cost $31,828,144) ...............................................   2,206,679      38,679,875    26,481,472    21,595,588
                                                                              ----------  --------------  ------------  ------------

SALOMON BROTHERS VARIABLE SERIES FUNDS INC. (0.7%)
  All Cap Fund - Class I (Cost $20,391,430) ................................   1,436,622      22,440,031     6,820,777     1,193,367
  Investors Fund - Class I (Cost $4,757,485) ...............................     409,352       5,194,682     1,644,549       600,451
  Small Cap Growth Fund - Class I (Cost $4,539,081) ........................     415,083       5,080,613     4,575,259     1,150,375
                                                                              ----------  --------------  ------------  ------------
    Total (Cost $29,687,996) ...............................................   2,261,057      32,715,326    13,040,585     2,944,193
                                                                              ----------  --------------  ------------  ------------

THE TRAVELERS SERIES TRUST (4.2%)
  Disciplined Mid Cap Stock Portfolio (Cost $39,739,000) ...................   2,478,392      43,347,071     6,238,194     4,656,922
  MFS Mid Cap Growth Portfolio (Cost $5,778,001) ...........................     909,453       6,257,040     4,774,641     1,698,671
  Pioneer Fund Portfolio (Cost $24,144,429) ................................   1,619,508      17,685,031     1,201,099     2,831,209
  Social Awareness Stock Portfolio (Cost $37,054,555) ......................   1,672,135      38,525,987     1,675,002     3,375,402
  U.S. Government Securities Portfolio (Cost $92,614,869) ..................   7,270,352      91,533,736    15,530,644    36,408,567
                                                                              ----------  --------------  ------------  ------------
    Total (Cost $199,330,854) ..............................................  13,949,840     197,348,865    29,419,580    48,970,771
                                                                              ----------  --------------  ------------  ------------

TRAVELERS SERIES FUND INC. (5.7%)
  MFS Total Return Portfolio (Cost $86,325,656) ............................   5,468,034      88,691,507    10,853,946     6,269,391
  Salomon Brothers Strategic Total Return Bond Portfolio (Cost $669,851) ...      62,930         672,727       581,650       390,117
  SB Adjustable Rate Income Portfolio - Class I Shares (Cost $36,775) ......       3,674          36,738        46,339         9,565
  Smith Barney Aggressive Growth Portfolio (Cost $35,991,461) ..............   3,220,001      39,155,214    15,595,748       655,133
  Smith Barney International All Cap Growth Portfolio (Cost $15,555,937) ...   1,636,603      18,166,298    24,866,948    25,919,258
  Smith Barney Large Cap Value Portfolio (Cost $25,783,130) ................   1,431,067      23,770,027     2,384,450     3,201,329
  Smith Barney Large Capitalization Growth Portfolio (Cost $14,223,015) ....   1,129,458      16,230,319    13,227,495       980,159
  Strategic Equity Portfolio (Cost $113,520,959) ...........................   4,913,228      79,250,371     3,106,685     6,768,212
                                                                              ----------  --------------  ------------  ------------
    Total (Cost $292,106,784) ..............................................  17,864,995     265,973,201    70,663,261    44,193,164
                                                                              ----------  --------------  ------------  ------------

VAN KAMPEN LIFE INVESTMENT TRUST (0.0%)
  Comstock Portfolio - Class II Shares

    Total (Cost $1,694,512) ................................................     160,680       1,887,987     1,901,809       214,015
                                                                              ----------  --------------  ------------  ------------

VARIABLE INSURANCE PRODUCTS FUND (20.9%)
  Equity - Income Portfolio - Initial Class (Cost $306,567,653) ............  15,294,712     354,531,428     9,257,307    26,472,343
  Growth Portfolio - Initial Class (Cost $607,993,009) .....................  18,246,529     566,372,257     5,738,312    46,653,425
  High Income Portfolio - Initial Class (Cost $51,274,466) .................   6,505,539      45,213,497    19,157,007    18,531,472
                                                                              ----------  --------------  ------------  ------------
    Total (Cost $965,835,128) ..............................................  40,046,780     966,117,182    34,152,626    91,657,240
                                                                              ----------  --------------  ------------  ------------

VARIABLE INSURANCE PRODUCTS FUND II (5.4%)
  Asset Manager Portfolio - Initial Class (Cost $259,573,187) ..............  17,191,310     248,586,346     9,481,598    26,192,473
  Contrafund(R)Portfolio - Service Class 2 (Cost $3,613,297) ...............     167,948       3,851,036     3,865,400       264,720
                                                                              ----------  --------------  ------------  ------------
    Total (Cost $263,186,484) ..............................................  17,359,258     252,437,382    13,346,998    26,457,193
                                                                              ----------  --------------  ------------  ------------

VARIABLE INSURANCE PRODUCTS FUND III (0.4%)
  Mid Cap Portfolio - Service Class 2
    Total (Cost $14,111,259) ...............................................     733,952      17,592,841     6,274,145       940,947
                                                                              ----------  --------------  ------------  ------------

TOTAL INVESTMENTS (100%)
  (COST $4,779,358,659)                                                                   $4,638,803,621  $425,485,542  $591,846,401
                                                                                          ==============  ============  ============

7.   FINANCIAL HIGHLIGHTS

                                                                                            INVEST-     EXPENSE
                                               YEAR              UNIT VALUE        NET      MENT(1)     RATIO(2)    TOTAL RETURN(3)
                                              ENDED    UNITS      LOWEST TO      ASSETS     INCOME     LOWEST TO       LOWEST TO
                                              DEC 31   (000S)    HIGHEST ($)     ($000S)   RATIO (%)  HIGHEST (%)     HIGHEST (%)
                                              ------   ------    -----------     -------   ---------  -----------  -----------------
CAPITAL APPRECIATION FUND                       2003    108,313  4.701 - 4.875   510,232      0.05        1.25      23.35  -  23.36
                                                2002    120,205  3.811 - 3.952   459,111      1.54        1.25     (26.02) - (26.01)
                                                2001    137,755  5.151 - 5.342   711,461      0.46        1.25     (27.02) - (27.01)

DREYFUS STOCK INDEX FUND - INTIAL SHARES        2003    149,014          2.797   416,863      1.50        1.25                26.73
                                                2002    153,048          2.207   337,727      1.34        1.25               (23.31)
                                                2001    164,059          2.878   472,183      1.09        1.25               (13.29)

HIGH YIELD BOND TRUST                           2003      9,377  5.030 - 5.082    47,226      8.09        1.25      27.53  -  27.54
                                                2002      8,053  3.944 - 3.985    31,792     14.68        1.25       3.29  -   3.30
                                                2001      7,732  3.818 - 3.858    29,562      6.49        1.25       8.16  -   8.19

MANAGED ASSETS TRUST                            2003     43,669  4.985-- 5.365   219,039      2.58        1.25      20.47  -  20.48
                                                2002     46,383  4.138-- 4.453   193,210      6.10        1.25      (9.75) -  (9.73)
                                                2001     52,482  4.584-- 4.934   242,398      2.63        1.25      (6.27) -  (6.26)
ALLIANCEBERNSTEIN VARIABLE PRODUCT
SERIES FUND, INC.

   AllianceBernstein Premier Growth             2003      2,865          0.712     2,040        --        1.25                21.71
       Portfolio-- Class B
                                                2002      2,556          0.585     1,494        --        1.25               (31.66)
                                                2001        849          0.856       726        --        1.25               (14.40)
CITISTREET FUNDS, INC.

   CitiStreet Diversified Bond Fund-- Class I   2003    181,300          1.837   333,057      4.03        1.25                 4.26
                                                2002    202,597          1.762   356,924      4.10        1.25                 7.64
                                                2001    223,789          1.637   366,368      4.10        1.25                 5.54

   CitiStreet International Stock Fund--
      Class I                                   2003    133,441          1.641   219,019      0.78        1.25                28.40
                                                2002    157,091          1.278   200,753      0.61        1.25               (23.29)
                                                2001    157,226          1.666   261,883      1.44        1.25               (22.40)

   CitiStreet Large Company Stock Fund--
      Class I                                   2003    208,253          1.622   337,893      0.70        1.25                26.52
                                                2002    203,064          1.282   260,336      0.65        1.25               (23.83)
                                                2001    199,594          1.683   335,826      0.89        1.25               (16.77)

   CitiStreet Small Company Stock Fund--
      Class I                                   2003     98,738          2.179   215,162      0.13        1.25                41.31
                                                2002     93,220          1.542   143,775      0.52        1.25               (24.67)
                                                2001    100,583          2.047   205,928      0.03        1.25                 0.29
DELAWARE VIP TRUST

   Delaware VIP REIT Series-- Standard Class    2003      4,406          1.266     5,578        --        1.25                26.60
DREYFUS VARIABLE INVESTMENT FUND

   Dreyfus VIF Developing Leaders               2003     50,883          1.127    57,369      0.03        1.25                29.99
       Portfolio-- Initial Shares
                                                2002     47,369          0.867    41,064      0.04        1.25               (20.09)
                                                2001     38,641          1.085    41,940      0.46        1.25                (7.34)

                                                                                            INVEST-     EXPENSE
                                               YEAR              UNIT VALUE        NET      MENT(1)     RATIO(2)    TOTAL RETURN(3)
                                              ENDED    UNITS      LOWEST TO      ASSETS     INCOME     LOWEST TO       LOWEST TO
                                              DEC 31   (000S)    HIGHEST ($)     ($000S)   RATIO (%)  HIGHEST (%)     HIGHEST (%)
                                              ------   ------    -----------     -------   ---------  -----------  -----------------
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
  Franklin Small Cap Fund-- Class 2 Shares      2003      3,061          0.887     2,715        --        1.25                35.63
                                                2002      1,397          0.654       914      0.25        1.25               (29.60)
                                                2001        500          0.929       464      0.06        1.25                (7.10)

  Mutual Shares Securities Fund--
    Class 2 Shares                              2003      1,487          1.200     1,785      0.12        1.25                20.00
  Templeton Global Asset Allocation Fund        2003     53,977          2.883   155,637      2.79        1.25                30.63
     -- Class 1 Shares

                                                2002     59,226          2.207   130,685      1.97        1.25                (5.32)
                                                2001     67,658          2.331   157,740      1.44        1.25               (10.86)
  Templeton Growth Securities Fund--            2003     97,404          3.089   300,901      1.68        1.25                30.95
      Class 1 Shares
                                                2002    107,999          2.359   254,721      2.39        1.25               (19.32)
                                                2001    121,148          2.924   354,230      2.07        1.25                (2.21)
GREENWICH STREET SERIES FUND
  Appreciation Portfolio                        2003      2,887          1.041     3,006      1.01        1.25                23.05
                                                2002        877          0.846       742      2.56        1.25               (15.40)

  Fundamental Value Portfolio                   2003     30,790          0.981    30,191      0.74        1.25                37.01
                                                2002     21,691          0.716    15,534      1.27        1.25               (22.26)
                                                2001     10,466          0.921     9,644      0.41        1.25                (7.90)
JANUS ASPEN SERIES
  International Growth Portfolio--              2003      3,558          0.812     2,890      1.10        1.25                32.90
      Service Shares
                                                2002      1,993          0.611     1,218      0.69        1.25               (26.74)
                                                2001        768          0.834       640      0.57        1.25               (16.60)
LAZARD RETIREMENT SERIES, INC.
  Lazard Retirement Small Cap Portfolio         2003      1,896          1.337     2,535        --        1.25                33.70

PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio--
    Administrative Class                        2003      2,400          1.011     2,427      1.66        1.25                 1.10

PUTNAM VARIABLE TRUST
  Putnam VT International Equity Fund--         2003      3,592          0.886     3,182      0.77        1.25                26.93
    Class IB Shares
                                                2002      2,780          0.698     1,940      0.64        1.25               (18.65)
                                                2001        860          0.858       738        --        1.25               (14.20)
  Putnam VT Small Cap Value Fund-- Class        2003     27,307          1.300    35,491      0.32        1.25                47.90
      IB Shares
                                                2002     23,342          0.879    20,527      0.16        1.25               (19.36)
                                                2001     11,993          1.090    13,067        --        1.25                 9.00
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
  All Cap Fund-- Class I                        2003     23,366          0.960    22,436      0.31        1.25                37.34
                                                2002     16,641          0.699    11,637      0.46        1.25               (26.03)
                                                2001     11,455          0.945    10,823      1.37        1.25                (5.50)

  Investors Fund-- Class I                      2003      5,708          0.910     5,194      1.66        1.25                30.75
                                                2002      4,408          0.696     3,069      1.41        1.25               (24.02)
                                                2001      2,700          0.916     2,474      1.50        1.25                (8.40)

  Small Cap Growth Fund-- Class I               2003       5,518         0.921     5,080        --        1.25                47.12
                                                2002       1,495         0.626       936        --        1.25               (35.53)
                                                2001         508         0.971       493        --        1.25                (2.90)

                                                                                            INVEST-     EXPENSE
                                               YEAR              UNIT VALUE        NET      MENT(1)     RATIO(2)    TOTAL RETURN(3)
                                              ENDED    UNITS      LOWEST TO      ASSETS     INCOME     LOWEST TO      LOWEST TO
                                              DEC 31   (000S)    HIGHEST ($)     ($000S)   RATIO (%)  HIGHEST (%)    HIGHEST (%)
                                              ------   ------    -----------     -------   ---------  -----------  ---------------
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio           2003    30,484           1.422    43,340      0.32        1.25                32.16
                                                2002    29,243           1.076    31,472      0.56        1.25               (15.41)
                                                2001    25,279           1.272    32,155      0.29        1.25                (5.22)

  MFS Mid Cap Growth Portfolio                  2003    11,788           0.531     6,256        --        1.25                35.46
                                                2002     5,435           0.392     2,131        --        1.25               (49.48)
                                                2001     2,868           0.776     2,225        --        1.25               (22.40)

  Pioneer Fund Portfolio                        2003    11,577           1.527    17,682      1.45        1.25                22.26
                                                2002    12,848           1.249    16,052      6.46        1.25               (31.11)
                                                2001    16,857           1.813    30,560      1.77        1.25               (23.95)

  Social Awareness Stock Portfolio              2003    15,328           2.513    38,519      0.55        1.25                27.24
                                                2002    15,984           1.975    31,566      0.86        1.25               (25.78)
                                                2001    17,250           2.661    45,899      0.41        1.25               (16.71)

  U.S. Government Securities Portfolio          2003    44,869           2.040    91,518      4.23        1.25                 1.49
                                                2002    57,617           2.010   115,815      8.70        1.25                12.23
                                                2001    31,721           1.791    56,820      3.83        1.25                 4.49
TRAVELERS SERIES FUND INC.
  MFS Total Return Portfolio                    2003    39,725           2.232    88,676      2.36        1.25                15.05
                                                2002    37,931           1.940    73,571      6.32        1.25                (6.42)
                                                2001    31,891           2.073    66,113      2.82        1.25                (1.24)
  Salomon Brothers Strategic Total              2003       365           1.843       673      7.15        1.25                11.97
    Return Bond Portfolio
                                                2002       274           1.646       452      9.98        1.25                 6.95
                                                2001       298           1.539       459      5.99        1.25                 5.12
  SB Adjustable Rate Income Portfolio--         2003        37           1.000        37      0.71        1.25                   --
    Class I Shares

  Smith Barney Aggressive Growth Portfolio      2003    46,836           0.836    39,149        --        1.25                32.91
                                                2002    26,372           0.629    16,593        --        1.25               (33.51)
                                                2001    11,837           0.946    11,196        --        1.25                (5.40)
  Smith Barney International All Cap            2003    16,482           1.102    18,163      1.10        1.25                25.94
    Growth Portfolio
                                                2002    17,422           0.875    15,251      0.94        1.25               (26.66)
                                                2001    20,784           1.193    24,795        --        1.25               (32.02)

  Smith Barney Large Cap Value Portfolio        2003    12,794           1.858    23,766      1.77        1.25                26.05
                                                2002    13,429           1.474    19,795      3.70        1.25               (26.34)
                                                2001    15,355           2.001    30,731      1.39        1.25                (9.33)
  Smith Barney Large Capitalization             2003    16,497           0.984    16,228      0.04        1.25                45.78
    Growth Portfolio
                                                2002     2,527           0.675     1,705      0.51        1.25               (25.66)
                                                2001       996           0.908       905        --        1.25                (9.20)

  Strategic Equity Portfolio                    2003    38,380           2.065    79,237        --        1.25                30.94
                                                2002    40,015           1.577    63,111      0.58        1.25               (34.40)
                                                2001    45,324           2.404   108,977      0.20        1.25               (14.45)
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio - Class II Shares          2003     1,507           1.253     1,888        --        1.25                25.30

                                                                                            INVEST-     EXPENSE
                                               YEAR              UNIT VALUE        NET      MENT(1)     RATIO(2)    TOTAL RETURN(3)
                                              ENDED    UNITS      LOWEST TO      ASSETS     INCOME     LOWEST TO      LOWEST TO
                                              DEC 31   (000S)    HIGHEST ($)     ($000S)   RATIO (%)  HIGHEST (%)    HIGHEST (%)
                                              ------   ------    -----------     -------   ---------  -----------  ---------------
VARIABLE INSURANCE PRODUCTS FUND
   Equity - Income Portfolio - Initial Class    2003    136,245           2.602   354,471      1.82       1.25                28.75
                                                2002    145,201           2.021   293,492      1.81       1.25               (17.98)
                                                2001    163,253           2.464   402,317      1.77       1.25                (6.17)

   Growth Portfolio - Initial Class             2003    212,463           2.665   566,276      0.27       1.25                31.22
                                                2002    228,719           2.031   464,625      0.26       1.25               (30.99)
                                                2001    261,639           2.943   770,037      0.08       1.25               (18.68)

   High Income Portfolio - Initial Class        2003     25,476           1.774    45,206      6.99       1.25                25.64
                                                2002     26,480           1.412    37,384     11.04       1.25                 2.17
                                                2001     30,344           1.382    41,935     13.62       1.25               (12.81)
VARIABLE INSURANCE PRODUCTS FUND II
  Asset Manager Portfolio - Initial Class       2003    112,404           2.211   248,544      3.66       1.25                16.49
                                                2002    123,598           1.898   234,563      4.15       1.25                (9.83)
                                                2001    146,070           2.105   307,544      4.40       1.25                (5.31)

  Contrafund(R) Portfolio - Service Class 2     2003      3,102           1.241     3,851         -       1.25                24.10

VARIABLE INSURANCE PRODUCTS FUND III
  Mid Cap Portfolio - Service Class 2           2003     14,087           1.249    17,590      0.22       1.25                36.50
                                                2002      8,999           0.915     8,229      0.37       1.25               (11.08)
                                                2001      1,515           1.029     1,559         -       1.25                 2.90


(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum values.

8.   SCHEDULE OF ACCUMULATION AND ANNUITY UNITS
     FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                           DREYFUS STOCK INDEX FUND -
                                             CAPITAL APPRECIATION FUND           INITIAL SHARES            HIGH YIELD BOND TRUST
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................  120,205,079    137,755,109    153,048,246    164,059,331      8,053,320      7,732,247
Accumulation units purchased and
  transferred from other funding options ..   15,013,548     20,566,645     28,866,043     33,945,261      5,687,900      4,376,088
Accumulation units redeemed and
  transferred to other funding options ....  (26,892,243)   (38,091,582)   (32,874,452)   (44,914,394)    (4,363,349)    (4,053,886)
Annuity units .............................      (13,870)       (25,093)       (25,671)       (41,952)        (1,081)        (1,129)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................  108,312,514    120,205,079    149,014,166    153,048,246      9,376,790      8,053,320
                                            ============   ============   ============   ============   ============   ============

                                                                           ALLIANCEBERNSTEIN PREMIER      CITISTREET DIVERSIFIED
                                                MANAGED ASSETS TRUST      GROWTH PORTFOLIO - CLASS B       BOND FUND - CLASS I
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................   46,383,438     52,482,116      2,555,550        848,693    202,596,627    223,788,825
Accumulation units purchased and
  transferred from other funding options ..    3,967,297      4,315,725      1,944,084      2,421,872     42,771,186     46,960,765
Accumulation units redeemed and
  transferred to other funding options ....   (6,673,080)   (10,399,816)    (1,634,547)      (715,015)   (64,044,281)   (68,130,384)
Annuity units .............................       (8,221)       (14,587)            --             --        (23,399)       (22,579)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................   43,669,434     46,383,438      2,865,087      2,555,550    181,300,133    202,596,627
                                            ============   ============   ============   ============   ============   ============

                                              CITISTREET INTERNATIONAL     CITISTREET LARGE COMPANY       CITISTREET SMALL COMPANY
                                                STOCK FUND - CLASS I         STOCK FUND - CLASS I           STOCK FUND - CLASS I
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................  157,090,551    157,226,414    203,063,964    199,593,964     93,220,052    100,583,199
Accumulation units purchased and
  transferred from other funding options ..   57,474,153     55,625,491     52,629,548     50,346,753     29,878,842     18,203,027
Accumulation units redeemed and
  transferred to other funding options ....  (81,114,560)   (55,754,355)   (47,428,515)   (46,867,975)   (24,350,636)   (25,560,505)
Annuity units .............................       (8,652)        (6,999)       (11,770)        (8,778)        (9,942)        (5,669)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................  133,441,492    157,090,551    208,253,227    203,063,964     98,738,316     93,220,052
                                            ============   ============   ============   ============   ============   ============

                                                                            DREYFUS VIF DEVELOPING
                                                 DELAWARE VIP REIT            LEADERS PORTFOLIO -        FRANKLIN SMALL CAP FUND -
                                              SERIES - STANDARD CLASS           INITIAL SHARES                CLASS 2 SHARES
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................           --             --     47,369,019     38,640,849      1,397,130        499,835
Accumulation units purchased and
  transferred from other funding options ..    5,261,698             --     19,784,629     29,778,110      3,398,466      3,463,991
Accumulation units redeemed and
  transferred to other funding options ....     (855,961)            --    (16,268,529)   (21,047,408)    (1,734,675)    (2,566,696)
Annuity units .............................           --             --         (2,447)        (2,532)            --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................    4,405,737             --     50,882,672     47,369,019      3,060,921      1,397,130
                                            ============   ============   ============   ============   ============   ============

8.   SCHEDULE OF ACCUMULATION AND ANNUITY UNITS
     FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (CONTINUED)

                                                                             TEMPLETON GLOBAL ASSET       TEMPLETON GLOBAL INCOME
                                              MUTUAL SHARES SECURITIES         ALLOCATION FUND -             SECURITIES FUND -
                                               FUND - CLASS 2 SHARES             CLASS 1 SHARES                CLASS 1 SHARES
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................           --             --     59,225,975     67,658,190             --      6,108,991
Accumulation units purchased and
  transferred from other funding options ..    1,626,866             --      6,240,011      5,751,801             --      1,558,959
Accumulation units redeemed and
  transferred to other funding options ....     (139,924)            --    (11,481,769)   (14,169,235)            --     (7,640,592)
Annuity units .............................           --             --         (6,813)       (14,781)            --        (27,358)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................    1,486,942             --     53,977,404     59,225,975             --             --
                                            ============   ============   ============   ============   ============   ============

                                            TEMPLETON GROWTH SECURITIES                                      FUNDAMENTAL VALUE
                                               FUND - CLASS 1 SHARES        APPRECIATION PORTFOLIO               PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................  107,999,132    121,148,360        876,855             --     21,690,834     10,466,261
Accumulation units purchased and
  transferred from other funding options ..    9,915,019     12,032,988      2,645,703      1,007,549     14,846,726     18,085,643
Accumulation units redeemed and
  transferred to other funding options ....  (20,504,964)   (25,174,260)      (636,006)      (130,694)    (5,747,321)    (6,861,070)
Annuity units .............................       (5,615)        (7,956)            --             --           (245)            --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................   97,403,572    107,999,132      2,886,552        876,855     30,789,994     21,690,834
                                            ============   ============   ============   ============   ============   ============

                                                INTERNATIONAL GROWTH           LAZARD RETIREMENT          TOTAL RETURN PORTFOLIO -
                                             PORTFOLIO - SERVICE SHARES       SMALL CAP PORTFOLIO           ADMINISTRATIVE CLASS
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................    1,992,687        767,684             --             --             --             --
Accumulation units purchased and
  transferred from other funding options ..   16,075,286     19,004,875      2,263,703             --      3,407,030             --
Accumulation units redeemed and
  transferred to other funding options ....  (14,510,160)   (17,779,872)      (367,569)            --     (1,007,133)            --
Annuity units .............................           --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................    3,557,813      1,992,687      1,896,134             --      2,399,897             --
                                            ============   ============   ============   ============   ============   ============

                                                     PUTNAM VT                     PUTNAM VT
                                            INTERNATIONAL EQUITY FUND -     SMALL CAP VALUE FUND -
                                                  CLASS IB SHARES               CLASS IB SHARES            ALL CAP FUND - CLASS I
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................    2,779,812        860,189     23,342,138     11,993,138     16,640,804     11,454,930
Accumulation units purchased and
  transferred from other funding options ..   25,424,117     31,708,118     16,222,879     29,801,550     11,603,276     12,685,659
Accumulation units redeemed and
  transferred to other funding options ....  (24,611,779)   (29,788,495)   (12,254,524)   (18,449,248)    (4,878,322)    (7,499,785)
Annuity units .............................           --             --         (3,191)        (3,302)            --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................    3,592,150      2,779,812     27,307,302     23,342,138     23,365,758     16,640,804
                                            ============   ============   ============   ============   ============   ============

8.   SCHEDULE OF ACCUMULATION AND ANNUITY UNITS
     FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (CONTINUED)

                                                                            SMALL CAP GROWTH FUND -          DISCIPLINED MID CAP
                                              INVESTORS FUND - CLASS I              CLASS I                    STOCK PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................    4,408,473      2,700,117      1,495,493        508,252     29,242,637     25,278,517
Accumulation units purchased and
  transferred from other funding options ..    2,768,537      3,428,903      6,527,830      1,860,439     10,317,889     16,154,060
Accumulation units redeemed and
  transferred to other funding options ....   (1,468,959)    (1,720,547)    (2,505,207)      (873,198)    (9,074,733)   (12,188,336)
Annuity units .............................           --             --             --             --         (1,543)        (1,604)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................    5,708,051      4,408,473      5,518,116      1,495,493     30,484,250     29,242,637
                                            ============   ============   ============   ============   ============   ============

                                                     MFS MID CAP                                              SOCIAL AWARENESS
                                                  GROWTH PORTFOLIO          PIONEER FUND PORTFOLIO            STOCK PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................    5,435,083      2,867,666     12,848,342     16,856,879     15,983,693     17,249,885
Accumulation units purchased and
  transferred from other funding options ..   13,554,252     10,590,589      2,089,028      3,774,363      2,158,101      2,762,110
Accumulation units redeemed and
  transferred to other funding options ....   (7,201,486)    (8,023,172)    (3,358,834)    (7,781,360)    (2,814,159)    (4,028,302)
Annuity units .............................           --             --         (1,546)        (1,540)            --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................   11,787,849      5,435,083     11,576,990     12,848,342     15,327,635     15,983,693
                                            ============   ============   ============   ============   ============   ============

                                                   U.S. GOVERNMENT                                           PIONEER STRATEGIC
                                                SECURITIES PORTFOLIO      MFS TOTAL RETURN PORTFOLIO          INCOME PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................   57,617,140     31,721,264     37,930,886     31,890,732             --      5,511,538
Accumulation units purchased and
  transferred from other funding options ..   15,901,099     47,569,329     12,699,311     18,496,308             --        497,626
Accumulation units redeemed and
  transferred to other funding options ....  (28,647,738)   (21,692,326)   (10,901,598)   (12,451,410)            --     (6,009,164)
Annuity units .............................       (1,888)        18,873         (3,145)        (4,744)            --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................   44,868,613     57,617,140     39,725,454     37,930,886             --             --
                                            ============   ============   ============   ============   ============   ============

                                             SALOMON BROTHERS STRATEGIC   SB ADJUSTABLE RATE INCOME             SMITH BARNEY
                                            TOTAL RETURN BOND PORTFOLIO   PORTFOLIO - CLASS I SHARES    AGGRESSIVE GROWTH PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................      274,333        298,023             --             --     26,371,596     11,836,932
Accumulation units purchased and
  transferred from other funding options ..      322,337        264,347         48,223             --     30,197,534     28,728,629
Accumulation units redeemed and
  transferred to other funding options ....     (231,747)      (288,037)       (11,481)            --     (9,733,087)   (14,193,965)
Annuity units .............................           --             --             --             --           (268)            --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................      364,923        274,333         36,742             --     46,835,775     26,371,596
                                            ============   ============   ============   ============   ============   ============

  8. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS
     FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (CONTINUED)

                                                                                 SMITH BARNEY
                                                   SMITH BARNEY              INTERNATIONAL ALL CAP             SMITH BARNEY
                                               HIGH INCOME PORTFOLIO           GROWTH PORTFOLIO          LARGE CAP VALUE PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................           --      2,667,071     17,421,508     20,784,496     13,428,790     15,355,264
Accumulation units purchased and
  transferred from other funding options ..           --        324,058     32,018,217     55,004,194      2,769,575      2,966,875
Accumulation units redeemed and
  transferred to other funding options ....           --     (2,991,129)   (32,952,141)   (58,361,913)    (3,403,498)    (4,892,456)
Annuity units .............................           --             --         (5,090)        (5,269)          (856)          (893)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................           --             --     16,482,494     17,421,508     12,794,011     13,428,790
                                            ============   ============   ============   ============   ============   ============

                                                    SMITH BARNEY
                                                LARGE CAPITALIZATION                                        COMSTOCK PORTFOLIO -
                                                  GROWTH PORTFOLIO        STRATEGIC EQUITY PORTFOLIO           CLASS II SHARES
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................    2,526,696        995,768     40,014,581     45,323,782             --             --
Accumulation units purchased and
  transferred from other funding options ..   17,981,642      2,656,929      6,877,835      9,038,936      1,821,299             --
Accumulation units redeemed and
  transferred to other funding options ....   (4,011,319)    (1,126,001)    (8,508,887)   (14,344,120)      (314,747)            --
Annuity units .............................         (241)            --         (3,873)        (4,017)            --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................   16,496,778      2,526,696     38,379,656     40,014,581      1,506,552             --
                                            ============   ============   ============   ============   ============   ============

                                            EQUITY - INCOME PORTFOLIO -       GROWTH PORTFOLIO -          HIGH INCOME PORTFOLIO -
                                                   INITIAL CLASS                 INITIAL CLASS                 INITIAL CLASS
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................  145,200,704    163,252,520    228,718,720    261,638,873     26,479,748     30,344,155
Accumulation units purchased and
  transferred from other funding options ..   16,080,958     17,667,310     25,139,956     31,224,037     15,165,958     10,358,271
Accumulation units redeemed and
  transferred to other funding options ....  (25,016,538)   (35,697,437)   (41,375,288)   (64,116,337)   (16,165,804)   (14,218,176)
Annuity units .............................      (20,218)       (21,689)       (20,842)       (27,853)        (4,302)        (4,502)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................  136,244,906    145,200,704    212,462,546    228,718,720     25,475,600     26,479,748
                                            ============   ============   ============   ============   ============   ============

                                             ASSET MANAGER PORTFOLIO -     CONTRAFUND(R) PORTFOLIO -        MID CAP PORTFOLIO -
                                                   INITIAL CLASS                SERVICE CLASS 2               SERVICE CLASS 2
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  beginning of year .......................  123,597,633    146,070,366             --             --      8,998,650      1,515,233
Accumulation units purchased and
  transferred from other funding options ..    7,522,311      8,415,213      3,494,838             --      9,192,553     12,843,605
Accumulation units redeemed and
  transferred to other funding options ....  (18,703,034)   (30,866,744)      (392,744)            --     (4,104,446)    (5,360,188)
Annuity units .............................      (13,222)       (21,202)            --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Accumulation and annuity units
  end of year .............................  112,403,688    123,597,633      3,102,094             --     14,086,757      8,998,650
                                            ============   ============   ============   ============   ============   ============

  8. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS
     FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (CONTINUED)

                                                          COMBINED
                                              -------------------------------
                                                   2003             2002
                                              --------------   --------------
Accumulation and annuity units
  beginning of year ........................   2,067,525,919    2,148,335,658
Accumulation units purchased and
  transferred from other funding options ...     611,597,293      686,267,001
Accumulation units redeemed and
  transferred to other funding options .....    (635,271,774)    (766,819,585)
Annuity units ..............................        (197,951)        (257,155)
                                              --------------   --------------
Accumulation and annuity units
  end of year ..............................   2,043,653,487    2,067,525,919
                                              ==============   ==============

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of the Travelers Life and Annuity Company and Owners of Variable Annuity Contracts of The Travelers Fund U for Variable Annuities:

We have audited the accompanying statement of assets and liabilities of The Travelers Fund U for Variable Annuities as of December 31, 2003 and the related statements of operations and for the year then ended and the statement of changes in net assets for each of years in the two-year period then ended, and the financial highlights for each of the years in the three-year period then ended. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Travelers Fund U for Variable Annuities as of December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the three-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

                                  /s/ KPMG LLP

Hartford, Connecticut
March 12, 2004

                              INDEPENDENT AUDITORS
                                    KPMG LLP
                              Hartford, Connecticut





This report is prepared for the general information of contract owners and is not an offer of units of The Travelers Fund U for Variable Annuities or shares of Fund U's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for The Travelers Fund U for Variable Annuities product(s) offered by The Travelers Insurance Company and the Prospectuses for the underlying funds, which collectively contain all pertinent information, including the applicable sales commissions.

VG-FNDU (Annual) (12-03) Printed in U.S.A.




                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Shareholder
The Travelers Insurance Company:


We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for variable interest entities in 2003, for goodwill and intangible assets in 2002, and for derivative instruments and hedging activities and for securitized financial assets in 2001.


/s/KPMG LLP

Hartford, Connecticut
February 26, 2004

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ IN MILLIONS)



FOR THE YEAR ENDED DECEMBER 31,                    2003       2002        2001
--------------------------------------------------------------------------------

REVENUES
Premiums                                          $2,327     $1,924      $2,102
Net investment income                              3,058      2,936       2,831
Realized investment gains (losses)                    37       (322)        125
Fee income                                           606        560         537
Other revenues                                       111        136         107
--------------------------------------------------------------------------------
    Total Revenues                                 6,139      5,234       5,702
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits              2,102      1,711       1,862
Interest credited to contractholders               1,248      1,220       1,179
Amortization of deferred acquisition costs           501        393         379
General and administrative expenses                  459        407         371
--------------------------------------------------------------------------------
    Total Benefits and Expenses                    4,310      3,731       3,791
--------------------------------------------------------------------------------

Income from operations before federal
  income taxes and cumulative effects
  of changes in accounting principles              1,829      1,503       1,911
--------------------------------------------------------------------------------

Federal income taxes
    Current                                          360        236         471
    Deferred                                         111        185         159
--------------------------------------------------------------------------------
    Total Federal Income Taxes                       471        421         630
--------------------------------------------------------------------------------
Income before cumulative effects of
  changes in accounting principles                 1,358      1,082       1,281

Cumulative effect of change in accounting
  for derivative instruments and
  hedging activities, net of tax                      --         --          (6)
Cumulative effect of change in accounting for
  securitized financial assets, net of tax            --         --          (3)
--------------------------------------------------------------------------------
Net Income                                        $1,358     $1,082      $1,272
================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ IN MILLIONS)



AT DECEMBER 31,                                                2003        2002
--------------------------------------------------------------------------------

ASSETS
Fixed maturities, available for sale at fair value
  (including $2,170 and $2,687 subject to securities
  lending agreements) (cost $40,119; $35,428)                $42,323     $36,434
Equity securities, at fair value (cost $323; $328)               362         332
Mortgage loans                                                 1,886       1,985
Real estate                                                       96          36
Policy loans                                                   1,135       1,168
Short-term securities                                          3,603       4,414
Trading securities, at fair value                              1,707       1,531
Other invested assets                                          5,092       4,909
--------------------------------------------------------------------------------
    Total Investments                                         56,204      50,809
--------------------------------------------------------------------------------

Cash                                                             149         186
Investment income accrued                                        567         525
Premium balances receivable                                      165         151
Reinsurance recoverables                                       4,470       4,301
Deferred acquisition costs                                     4,395       3,936
Separate and variable accounts                                26,972      21,620
Other assets                                                   2,426       1,467
--------------------------------------------------------------------------------
    Total Assets                                             $95,348     $82,995
--------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                         $30,252     $26,634
Future policy benefits and claims                             15,964      15,009
Separate and variable accounts                                26,972      21,620
Deferred federal income taxes                                  2,030       1,448
Trading securities sold not yet purchased, at fair value         637         598
Other liabilities                                              6,136       6,051
--------------------------------------------------------------------------------
    Total Liabilities                                         81,991      71,360
--------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares
  authorized, issued and outstanding                             100         100
Additional paid-in capital                                     5,446       5,443
Retained earnings                                              6,451       5,638
Accumulated other changes in equity from nonowner sources      1,360         454
--------------------------------------------------------------------------------
    Total Shareholder's Equity                                13,357      11,635
--------------------------------------------------------------------------------
    Total Liabilities and Shareholder's Equity               $95,348     $82,995
================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                 ($ IN MILLIONS)

                                                FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------
COMMON STOCK                                         2003       2002       2001
--------------------------------------------------------------------------------
Balance, beginning of year                         $  100     $  100     $  100
Changes in common stock                                --         --         --
--------------------------------------------------------------------------------
Balance, end of year                               $  100     $  100     $  100
================================================================================

--------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
--------------------------------------------------------------------------------
Balance, beginning of year                         $5,443     $3,864     $3,843
Stock option tax benefit (expense)                      3        (17)        21
Capital contributed by parent                          --      1,596         --
--------------------------------------------------------------------------------
Balance, end of year                               $5,446     $5,443     $3,864
================================================================================

--------------------------------------------------------------------------------
RETAINED EARNINGS
--------------------------------------------------------------------------------
Balance, beginning of year                         $5,638     $5,142     $4,342
Net income                                          1,358      1,082      1,272
Dividends to parent                                  (545)      (586)      (472)
--------------------------------------------------------------------------------
Balance, end of year                               $6,451     $5,638     $5,142
================================================================================

--------------------------------------------------------------------------------
ACCUMULATED OTHER CHANGES
IN EQUITY FROM NONOWNER SOURCES
--------------------------------------------------------------------------------
Balance, beginning of year                         $  454     $   74     $  104
Cumulative effect of accounting for
  derivative instruments and hedging
  activities, net of tax                               --         --        (29)
Unrealized gains, net of tax                          818        455         68
Foreign currency translation, net of tax                4          3         (3)
Derivative instrument hedging activity
  losses, net of tax                                   84        (78)       (66)
--------------------------------------------------------------------------------
Balance, end of year                               $1,360     $  454     $   74
================================================================================

--------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY
FROM NONOWNER SOURCES
--------------------------------------------------------------------------------
Net income                                         $1,358     $1,082     $1,272
Other changes in equity from nonowner sources         906        380        (30)
--------------------------------------------------------------------------------
Total changes in equity from nonowner sources      $2,264     $1,462     $1,242
================================================================================

--------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
Changes in total shareholder's equity              $1,722     $2,455     $  791
Balance, beginning of year                         11,635      9,180      8,389
--------------------------------------------------------------------------------
Balance, end of year                               $13,357    $11,635    $9,180
================================================================================

                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ IN MILLIONS)



FOR THE YEAR ENDED DECEMBER 31,                     2003       2002        2001
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Premiums collected                           $  2,335   $  1,917    $  2,109
   Net investment income received                  2,787      2,741       2,430
   Other revenues received                           335        384         867
   Benefits and claims paid                       (1,270)    (1,218)     (1,176)
   Interest paid to contractholders               (1,226)    (1,220)     (1,159)
   Operating expenses paid                        (1,375)    (1,310)     (1,000)
   Income taxes paid                                (456)      (197)       (472)
   Trading account investments (purchases),
      sales, net                                    (232)        76         (92)
   Other                                             (84)      (105)       (227)
--------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities      814      1,068       1,280
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of investments
      Fixed maturities                             7,446      4,459       3,706
      Mortgage loans                                 358        374         455
   Proceeds from sales of investments
      Fixed maturities                            15,078     15,472      14,110
      Equity securities                              124        212         112
      Real estate held for sale                        5         26           6
   Purchases of investments
      Fixed maturities                           (26,766)   (23,623)    (22,556)
      Equity securities                             (144)      (134)        (50)
      Mortgage loans                                (317)      (355)       (287)
   Policy loans, net                                  34         39          41
   Short-term securities purchases, net              814     (1,320)       (914)
   Other investments (purchases), sales, net         108        (69)        103
   Securities transactions in course of
      settlement, net                               (618)       529       1,086
--------------------------------------------------------------------------------
      Net Cash Used in Investing Activities       (3,878)    (4,390)     (4,188)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Contractholder fund deposits                    8,326      8,505       8,308
   Contractholder fund withdrawals                (4,754)    (4,729)     (4,932)
   Capital contribution by parent                     --        172          --
   Dividends to parent company                      (545)      (586)       (472)
--------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities    3,027      3,362       2,904
--------------------------------------------------------------------------------
Net increase (decrease) in cash                      (37)        40          (4)
Cash at December 31, previous year                   186        146         150
--------------------------------------------------------------------------------
Cash at December 31, current year               $    149   $    186    $    146
================================================================================

                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies used in the preparation of the accompanying financial statements follow.

     BASIS OF PRESENTATION

     The Travelers Insurance Company (TIC, together with its subsidiaries, the Company), is a wholly owned subsidiary of Citigroup Insurance Holding Corporation (CIHC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of Canada, CitiLife Financial Limited (CitiLife) and National Benefit Life Insurance Company
     (NBL). Significant intercompany transactions and balances have been eliminated. The Company consolidates entities deemed to be variable interest entities when the Company is determined to be the primary beneficiary under Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN
     46).

     At December 31, 2001, the Company was a wholly owned subsidiary of The Travelers Insurance Group, Inc. (TIGI). On February 4, 2002, TIGI changed its name to Travelers Property Casualty Corp. (TPC). TPC completed its initial public offering (IPO) on March 27, 2002 and on August 20, 2002 Citigroup made a tax-free distribution of the majority of its remaining interest in TPC, to Citigroup's stockholders. Prior to the IPO, the common stock of TIC was distributed by TPC to CIHC so that TIC would remain an indirect wholly owned subsidiary of Citigroup. See Note 14.

     The financial statements and accompanying footnotes of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year amounts have been reclassified to conform to the 2003 presentation.

     ACCOUNTING CHANGES

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     In January 2003, the FASB released FIN 46, which changes the method of determining whether certain entities, including securitization entities, should be included in the Company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under Statement of Financial Accounting Standards (SFAS) No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE are initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. In October 2003, the FASB announced that the effective date of FIN 46 was deferred from July 1, 2003 to periods ending after December 15, 2003 for VIEs created prior to February 1, 2003. TIC elected to implement the provisions of FIN 46 in the 2003 third quarter, resulting in the consolidation of VIEs, increasing both assets and liabilities by approximately $407 million.

     The implementation of FIN 46 encompassed a review of numerous entities to determine the impact of adoption and considerable judgment was used in evaluating whether or not a VIE should be consolidated. The FASB continues to provide additional guidance on implementing FIN 46 through FASB Staff Positions.

     In December 2003, the FASB released a revision of FIN 46 (FIN 46-R or the interpretation), which includes substantial changes from the original. The calculation of expected losses and expected residual returns have both been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, FIN 46-R changes the definition of a variable interest. The interpretation permits adoption of either the original or the revised versions of FIN 46 until the first quarter of 2004, at which time FIN 46-R must be adopted. For 2003 year-end, the Company's consolidated financial statements are in accordance with the original.

     The Company is evaluating the impact of applying FIN 46-R to existing VIEs in which it has variable interests and has not yet completed this analysis. At this time, it is anticipated that the effect of adopting FIN 46-R on the Company's consolidated balance sheet would be immaterial. As the Company continues to evaluate the impact of applying FIN 46-R, additional entities may be identified that would need to be consolidated. See Note 3.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and did not have a significant impact on the Company's consolidated financial statements.

     COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

     On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not affect the Company's consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     STOCK-BASED COMPENSATION

     The Company and its employees participate in stock option plans of Citigroup. On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), prospectively for all awards granted, modified, or settled after January 1, 2003. The prospective method is one of the adoption methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," issued in December 2002. SFAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models, intended to estimate the fair value of the awards at the grant date. Prior to January 1, 2003, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation plans. Under APB 25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Similar to APB 25, an offsetting increase to shareholder's equity under SFAS 123 is recorded equal to the amount of compensation expense charged.

     Had the Company applied SFAS 123 prior to 2003 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

     ---------------------------------------------------------------------------
     YEAR ENDED DECEMBER 31,                             2003     2002     2001
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------
     Compensation expense related to    As reported        $2      $--      $--
     stock option plans, net of  tax    Pro forma           7        9       15
     ---------------------------------------------------------------------------
     Net income                         As reported    $1,358   $1,082   $1,272
                                        Pro forma       1,353    1,073    1,257
     ---------------------------------------------------------------------------

     BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective January 1, 2002, the Company adopted the FASB SFAS No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives. See Note 5.

     ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The cumulative effect of the adoption of SFAS 133 was an after-tax charge of $6 million included in net income and an after-tax charge of $29 million to accumulated other changes in equity from nonowner sources.

     RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND RETAINED BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS

     In April 2001, the Company adopted the FASB Emerging Issues Task Force
     (EITF) 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). EITF 99-20 establishes guidance on the recognition and measurement of interest income and impairment on certain investments, e.g., certain asset-backed securities. The recognition of impairment resulting from the adoption of EITF 99-20 was recorded as a cumulative catch-up adjustment. Interest income on a beneficial interest falling within the scope of EITF 99-20 is to be recognized prospectively. As a result of adopting EITF 99-20, the Company recorded an after-tax charge of $3 million in the consolidated statement of income. The implementation of this EITF did not have a significant impact on the Company's consolidated financial statements.

     FUTURE APPLICATION OF ACCOUNTING STANDARDS

     ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS

     In July 2003, Statement of Position 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-01) was released. SOP 03-01 provides guidance on accounting and reporting by insurance enterprises for separate account presentation, accounting for an insurer's interest in a separate account, transfers to a separate account, valuation of certain liabilities, contracts with death or other benefit features, contracts that provide annuitization benefits, and sales inducements to contract holders. SOP 03-01 is effective for financial statements for fiscal years beginning after December 15, 2003. The adoption of SOP 03-01 will not have a material impact on the Company's consolidated financial statements.

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     In December 2003, the FASB released a revision of FIN 46 (FIN 46-R). See "Consolidation of Variable Interest Entities" in the "Accounting Changes" section of this Note for a discussion of FIN 46-R.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     ACCOUNTING POLICIES

     INVESTMENTS

     Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities, including instruments subject to securities lending agreements (see Note 3), are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, credited or charged directly to shareholder's equity. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes. If quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment are used to determine fair value. Changes in assumptions could affect the fair values of fixed maturities. Impairments are realized when investment losses in value are deemed other-than-temporary. The Company conducts a rigorous review each quarter to identify and evaluate investments that have possible indications of impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Changing economic conditions - global, regional, or related to specific issuers or industries - could result in other-than-temporary losses.

     Also included in fixed maturities are loan-backed and structured securities (including beneficial interests in securitized financial assets). Beneficial interests in securitized financial assets that are rated "A" and below are accounted for under the prospective method in accordance with EITF 99-20. Under the prospective method of accounting, the investments effective yield and impairment for other-than-temporary losses in value are based upon projected future cash flows. All other loan-backed and structured securities are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows.

     Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market.

     Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an impairment for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. These impairments were insignificant at December 31, 2003 and 2002.

     Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates fair value.

     Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

     Other invested assets include equity investments, partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income. Also included in other invested assets is an investment in Citigroup Preferred Stock, which is recorded at cost. See Note 13.

     Accrual of investment income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including financial futures contracts, swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price change, credit and foreign currency risk. The Company also uses derivative financial instruments to enhance portfolio income and replicate cash market investments. The Company, through Tribeca Citigroup Investments Ltd., holds and issues derivative instruments in conjunction with these investment strategies. (See Note 11 for a more detailed description of the Company's derivative use.) Derivative financial instruments in a gain position are reported in the consolidated balance sheet in other assets, derivative financial instruments in a loss position are reported in the consolidated balance sheet in other liabilities and derivatives purchased to offset embedded derivatives on variable annuity contracts are reported in other invested assets.

     To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged.

     For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives are reflected in realized investment gains and losses, together with changes in the fair value of the related hedged item. The Company primarily hedges available-for-sale securities.

     For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent that derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported in the accumulated other changes in equity from nonowner sources in shareholder's equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, the ineffective portion of the change in fair value is immediately included in realized investment gains and losses. The Company primarily hedges foreign-denominated funding agreements and floating rate available-for-sale securities.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative, including any premium or discount, is reflected in the accumulated other changes in equity from nonowner sources as part of the foreign currency translation adjustment in shareholder's equity. The ineffective portion is reflected in realized investment gains and losses.

     The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in realized investment gains and losses.

     For those fair value and cash flow hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset or liability and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in the accumulated other changes in equity from nonowner sources in shareholder's equity and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. If the hedged relationship is discontinued because a forecasted transaction will not occur when scheduled, the accumulated changes in fair value of the end-user derivative recorded in shareholder's equity are immediately reflected in realized investment gains and losses.

     The Company enters into derivative contracts that are economic hedges but do not qualify or are not designated as hedges for accounting purposes. These derivative contracts are carried at fair value, with changes in value reflected in realized investment gains and losses.

     FINANCIAL INSTRUMENTS WITH EMBEDDED DERIVATIVES

     The Company bifurcates an embedded derivative where the economic characteristics and risks of the embedded instrument are not clearly and closely related to the economic characteristics and risks of the host contract, the entire instrument would not otherwise be remeasured at fair value and a separate instrument with the same terms of the embedded instrument would meet the definition of a derivative under SFAS 133.

     The Company purchases investments that have embedded derivatives, primarily convertible debt securities. These embedded derivatives are carried at fair value with changes in value reflected in realized investment gains and losses. Derivatives embedded in convertible debt securities are classified in the consolidated balance sheet as fixed maturity securities, consistent with the host instruments.

     The Company markets certain investment contracts that have embedded derivatives, primarily variable annuity contracts with put options. These embedded derivatives are carried at fair value, with changes in value reflected in realized investment gains and losses. Derivatives embedded in variable annuity contracts are classified in the consolidated balance sheet as future policy benefits and claims.

     INVESTMENT GAINS AND LOSSES

     Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Impairments are realized when investment losses in

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     value are deemed other-than-temporary. The Company conducts regular reviews to assess whether other- than-temporary losses exist. Changing economic conditions - global, regional, or related to specific issuers or industries
     - could result in other-than-temporary losses. Also included in pre-tax revenues are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

     DEFERRED ACQUISITION COSTS

     Costs of acquiring traditional life and health insurance, universal life, corporate owned life insurance (COLI), deferred annuities and payout annuities are deferred. These deferred acquisition costs (DAC) include principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business. The method for determining amortization of deferred acquisition costs varies by product type based upon three different accounting pronouncements: SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" (SFAS 60), SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" (SFAS 91) and SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments" (SFAS 97).

     DAC for deferred annuities, both fixed and variable, and payout annuities is amortized employing a level effective yield methodology per SFAS 91 as indicated by AICPA Practice Bulletin 8. An amortization rate is developed using the outstanding DAC balance and projected account balances and is applied to actual account balances to determine the amount of DAC amortization. The projected account balances are derived using a model that contains assumptions related to investment returns and persistency. The model rate is evaluated at least annually, and changes in underlying lapse and interest rate assumptions are to be treated retrospectively. Variances in expected equity market returns versus actual returns are treated prospectively and a new amortization pattern is developed so that the DAC balances will be amortized over the remaining estimated life of the business. DAC for these products is currently being amortized over 10-15 years.

     DAC for universal life and COLI is amortized in relation to estimated gross profits from surrender charges, investment, mortality, and expense margins per SFAS 97. Actual profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization. Re-estimates of gross profits, performed at least annually, result in retrospective adjustments to earnings by a cumulative charge or credit to income. DAC for these products is currently being amortized over 16-25 years.

     DAC relating to traditional life, including term insurance, and health insurance is amortized in relation to anticipated premiums per SFAS 60. Assumptions as to the anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied over the life of the policy. DAC for these products is currently being amortized over 5-20 years.

     All DAC is reviewed at least annually to determine if it is recoverable from future income, including investment income, and if not recoverable, is charged to expenses. All other acquisition expenses are charged to operations as incurred. See Note 5.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     VALUE OF INSURANCE IN FORCE

     The value of insurance in force is an asset that represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuities contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance is amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. See
     Note 5.

     SEPARATE AND VARIABLE ACCOUNTS

     Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at fair value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at fair value.

     Amounts assessed to the separate account contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

     GOODWILL AND INTANGIBLE ASSETS

     Goodwill and intangible assets are included in other assets. Prior to the adoption of FASB SFAS No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) in the first quarter of 2002, goodwill was being amortized on a straight-line basis principally over a 40-year period. The carrying amount of goodwill and other intangible assets is reviewed at least annually for indication of impairment in value that in the view of management would be other-than-temporary. If it is determined that goodwill and other intangible assets are unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

     Upon adoption of SFAS 141 and SFAS 142, the Company stopped amortizing goodwill and intangible assets deemed to have an infinite useful life. Instead, these assets are subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives. See Note 5.

     CONTRACTHOLDER FUNDS

     Contractholder funds represent receipts from the issuance of universal life, COLI, pension investment, guaranteed investment contracts (GICs), and certain deferred annuity contracts. For universal life and COLI contracts, contractholder fund balances are increased by receipts for mortality coverage, contract administration, surrender charges and interest accrued, where one or more of these elements are not fixed or guaranteed. These balances are decreased by withdrawals, mortality charges and administrative expenses

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     charged to the contractholder. Interest rates credited to contractholder funds related to universal life and COLI range from 3.50% to 5.95%, with a weighted average interest rate of 4.52%.

     Pension investment, GICs and certain annuity contracts do not contain significant insurance risks and are considered investment-type contracts. Contractholder fund balances are increased by receipts and credited interest, and reduced by withdrawals and administrative expenses charged to the contractholder. Interest rates credited to those investment type contracts range from 1.00% to 8.05% with a weighted average interest rate of 4.46%.

     FUTURE POLICY BENEFITS

     Future policy benefits represent liabilities for future insurance policy benefits for payout annuities and traditional life product. The annuity payout reserves are calculated using the mortality and interest assumptions used in the actual pricing of the benefit. Mortality assumptions are based on Company experience and are adjusted to reflect deviations such as substandard mortality in structured settlement benefits. The interest rates range from 2.0% to 9.0% with a weighted average of 7.02% for these products. Traditional life products include whole life and term insurance. Future policy benefits for traditional life products are estimated on the basis of actuarial assumptions as to mortality, persistency and interest, established at policy issue. Interest assumptions applicable to traditional life products range from 2.5% to 7.0%, with a weighted average of 5.23%. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest assumptions, include a margin for adverse deviation. Appropriate recognition has been given to experience rating and reinsurance.

     GUARANTY FUND AND OTHER INSURANCE RELATED ASSESSMENTS

     Included in other liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2003 and 2002, the Company had a liability of $22.5 million and $22.6 million, respectively, for guaranty fund assessments and a related premium tax offset recoverable of $4.6 million and $4.2 million, respectively. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company does not have any permitted statutory accounting practices.

     PREMIUMS

     Premiums are recognized as revenue when due. Premiums for contracts with a limited number of premium payments, due over a significantly shorter period than the period over which benefits are provided, are

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     considered revenue when due. The portion of premium which is not required to provide for benefits and expenses is deferred and recognized in revenues in a constant relationship to insurance benefits in force.

     FEE INCOME

     Fee income is recognized on deferred annuity and universal life contracts for mortality, administrative and equity protection charges according to contract due dates. Fee income is recognized on variable annuity and universal life separate accounts either daily, monthly, quarterly or annually as per contract terms.

     OTHER REVENUES

     Other revenues include surrender penalties collected at the time of a contract surrender, and other miscellaneous charges related to annuity and universal life contracts recognized when received. Also included are revenues from unconsolidated non-insurance subsidiaries. Amortization of deferred income related to reinsured blocks of business are recognized in relation to anticipated premiums and are reported in other revenues.

     CURRENT AND FUTURE INSURANCE BENEFITS

     Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

     INTEREST CREDITED TO CONTRACTHOLDERS

     Interest credited to contractholders represents amounts earned by universal life, COLI, pension investment, GICs and certain deferred annuity contracts in accordance with contract provisions.

     FEDERAL INCOME TAXES

     The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.


     2.   OPERATING SEGMENTS

     The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

     TRAVELERS LIFE & ANNUITY (TLA) core offerings include individual annuity, individual life, COLI and group annuity insurance products distributed by TIC and TLAC principally under the Travelers Life & Annuity name. Among the range of individual products offered are deferred fixed and variable
     annuities,   payout  annuities  and  term,   universal  and  variable  life
     insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including GICs, payout annuities, group annuities sold to employer-sponsored retirement and savings plans, structured settlements and funding agreements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The PRIMERICA business segment consolidates the businesses of Primerica Life, Primerica Life Insurance Company of Canada, CitiLife and NBL. The Primerica business segment offers individual life products, primarily term insurance, to customers through a sales force of approximately 107,000 representatives. A great majority of the domestic licensed sales force works on a part-time basis.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, and deferred tax assets, were not material.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     ($ IN MILLIONS)
     REVENUES BY SEGMENT                           2003       2002        2001
                                                  ------     ------      ------
     TLA                                         $ 4,479    $ 3,653     $ 4,089
     Primerica                                     1,660      1,581       1,613
                                                 -------    -------     -------
     Total Revenues                              $ 6,139    $ 5,234     $ 5,702
                                                 =======    =======     =======

     NET INCOME BY SEGMENT
     TLA                                         $   918    $   673     $   826
     Primerica                                       440        409         446
                                                 -------    -------     -------
     Net Income                                  $ 1,358    $ 1,082     $ 1,272
                                                 =======    =======     =======

     ASSETS BY SEGMENT
     TLA                                         $85,881    $74,562     $69,836
     Primerica                                     9,467      8,433       8,030
                                                 -------    -------     -------
     Total segments                              $95,348    $82,995     $77,866
                                                 =======    =======     =======

The following tables contain key segment measurements.

     BUSINESS SEGMENT INFORMATION:
    ----------------------------------------------------------------------------
     FOR THE YEAR
     ENDED DECEMBER 31, 2003
      ($ IN MILLIONS)                                         TLA      PRIMERICA
    ----------------------------------------------------------------------------
     Premiums                                               $1,082       $1,245
     Net investment income                                   2,743          315
     Interest credited to contractholders                    1,248           --
     Amortization of deferred acquisition costs                266          235
     Expenditures for deferred acquisition costs               583          377
     Federal income taxes                                      240          231

     BUSINESS SEGMENT INFORMATION:
    ----------------------------------------------------------------------------
      FOR THE YEAR
      ENDED DECEMBER 31, 2002
      ($ IN MILLIONS)                                         TLA      PRIMERICA
    ----------------------------------------------------------------------------
     Premiums                                               $  730       $1,194
     Net investment income                                   2,646          290
     Interest credited to contractholders                    1,220           --
     Amortization of deferred acquisition costs                174          219
     Expenditures for deferred acquisition costs               556          323
     Federal income taxes                                      212          209

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


    ----------------------------------------------------------------------------
      FOR THE YEAR
      ENDED DECEMBER 31, 2001
      ($ IN MILLIONS)                                         TLA      PRIMERICA
    ----------------------------------------------------------------------------
     Premiums                                               $  957       $1,145
     Net investment income                                   2,530          301
     Interest credited to contractholders                    1,179           --
     Amortization of deferred acquisition costs                171          208
     Total expenditures for deferred acquisition costs         553          298
     Federal income taxes                                      394          236

     The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, with the result that the deposits collected are reported as liabilities and are not included in revenues. Deposits represent a statistic integral to managing TLA operations, which management uses for measuring business volumes, and may not be comparable to similarly captioned measurements used by other life insurance companies. For the years ended December 31, 2003, 2002 and 2001, deposits collected amounted to $12.0 billion, $11.9 billion and $13.1 billion, respectively.

     The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

     The Company had no transactions with a single customer representing 10% or more of its revenue.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


3.   INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of investments in fixed maturities were as follows:

     --------------------------------------------------------------------------------------------------------
                                                                         GROSS           GROSS
     DECEMBER 31, 2003                                    AMORTIZED    UNREALIZED       UNREALIZED    FAIR
     ($ IN MILLIONS)                                        COST         GAINS           LOSSES       VALUE
     --------------------------------------------------------------------------------------------------------
     AVAILABLE FOR SALE:

        Mortgage-backed securities - CMOs and
        pass-through securities                           $ 8,061       $  326            $ 18      $ 8,369

        U.S. Treasury securities and obligations
        of U.S. Government and government
        agencies and authorities                            2,035           22              12        2,045

        Obligations of states, municipalities and
        political subdivisions                                379           21               2          398

        Debt securities issued by foreign governments         690           51               1          740

        All other corporate bonds                          23,098        1,507              64       24,541

        Other debt securities                               5,701          377              22        6,056

        Redeemable preferred stock                            155           20               1          174
     --------------------------------------------------------------------------------------------------------
           Total Available For Sale                       $40,119       $2,324            $120      $42,323
     --------------------------------------------------------------------------------------------------------

     --------------------------------------------------------------------------------------------------------
                                                                         GROSS           GROSS
     DECEMBER 31, 2002                                    AMORTIZED    UNREALIZED       UNREALIZED    FAIR
     ($ IN MILLIONS)                                        COST         GAINS           LOSSES       VALUE
     --------------------------------------------------------------------------------------------------------
     AVAILABLE FOR SALE:

        Mortgage-backed securities - CMOs and
        pass-through securities                           $ 6,975       $  434            $  2      $ 7,407

        U.S. Treasury securities and obligations
        of U.S. Government and government
        agencies and authorities                            2,402           39              19        2,422

        Obligations of states, municipalities and
        political subdivisions                                297           22              --
                                                                                                        319
        Debt securities issued by foreign governments
                                                              365           30               2          393
        All other corporate bonds                          20,894          982             608       21,268

        Other debt securities                               4,348          229              66        4,511

        Redeemable preferred stock                            147            1              34          114
     --------------------------------------------------------------------------------------------------------
           Total Available For Sale                       $35,428       $1,737            $731      $36,434
     --------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Proceeds from sales of fixed maturities classified as available for sale were $15.1 billion, $15.5 billion and $14.1 billion in 2003, 2002 and 2001, respectively. Gross gains of $476 million, $741 million and $633 million and gross losses of $394 million, $309 million and $273 million in 2003, 2002 and 2001, respectively, were realized on those sales. Additional losses of $110 million, $639 million and $153 million in 2003, 2002 and 2001, respectively, were realized due to other-than-temporary losses in value. Impairment activity increased significantly beginning in the fourth quarter of 2001 and continued throughout 2002. Impairments were concentrated in telecommunication and energy company investments.

     Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote is not available amounted to $6.4 billion and $5.1 billion at December 31, 2003 and 2002, respectively.

     The amortized cost and fair value of fixed maturities at December 31, 2003, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


     ---------------------------------------------------------------------------
                                                    AMORTIZED             FAIR
     ($ IN MILLIONS)                                   COST              VALUE
     ---------------------------------------------------------------------------
     MATURITY:
          Due in one year or less                    $ 2,532           $ 2,582
          Due after 1 year through 5 years            11,559            12,188
          Due after 5 years through 10 years           9,866            10,561
          Due after 10 years                           8,101             8,623
     ---------------------------------------------------------------------------
                                                      32,058            33,954
     ---------------------------------------------------------------------------
          Mortgage-backed securities                   8,061             8,369
     ---------------------------------------------------------------------------
              Total Maturity                         $40,119           $42,323
     ---------------------------------------------------------------------------


     The  Company  makes  investments  in  collateralized  mortgage  obligations
     (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class and last cash flow tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

     At December 31, 2003 and 2002, the Company held CMOs classified as available for sale with a fair value of $5.2 billion and $4.7 billion, respectively. Approximately 30% and 35%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 2003 and 2002. In addition, the Company held $3.0 billion and $2.6 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 2003 and 2002, respectively. All of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company engages in securities lending transactions whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and invests it in the Company's short-term money market pool (See Note 13). The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the cash collateral held, representing its obligation to return the cash collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2003 and 2002, the Company held cash collateral of $2.4 billion and $2.8 billion, respectively.

     The Company participates in dollar roll repurchase transactions as a way to generate investment income. These transactions involve the sale of mortgage-backed securities with the agreement to repurchase substantially the same securities from the same counterparty. Cash is received from the sale, which is invested in the Company's short-term money market pool. The cash is returned at the end of the roll period when the mortgage-backed securities are repurchased. The Company will generate additional investment income based upon the difference between the sale and repurchase prices.

     These transactions are recorded as secured borrowings. The mortgage-backed securities remain recorded as assets. The cash proceeds are reflected in short-term investments and a liability is established to reflect the Company's obligation to repurchase the securities at the end of the roll period. The liability is classified as other liabilities in the consolidated balance sheets and fluctuates based upon the timing of the repayments. The balances were insignificant at December 31, 2003 and 2002.


     EQUITY SECURITIES

     The cost and fair values of investments in equity securities were as follows:

     ---------------------------------------------------------------------------
                                                    GROSS      GROSS
     EQUITY SECURITIES:                          UNREALIZED  UNREALIZED   FAIR
     ($ IN MILLIONS)                      COST      GAINS      LOSSES    VALUE
     ---------------------------------------------------------------------------

     DECEMBER 31, 2003
        Common stocks                     $109       $27          $2      $134
        Non-redeemable preferred stocks    214        14          --       228
     ---------------------------------------------------------------------------
           Total Equity Securities        $323       $41          $2      $362
     ---------------------------------------------------------------------------

     DECEMBER 31, 2002
        Common stocks                      $48        $8          $6       $50
        Non-redeemable preferred stocks    280         9           7       282
     ---------------------------------------------------------------------------
           Total Equity Securities        $328       $17         $13      $332
     ---------------------------------------------------------------------------

     Proceeds from sales of equity securities were $124 million, $212 million and $112 million in 2003, 2002 and 2001, respectively. Gross gains of $23 million, $8 million and $10 million and gross losses of $2 million, $4 million and $13 million in 2003, 2002 and 2001, respectively, were realized on those sales. Additional losses of $11 million, $19 million and $96 million in 2003, 2002 and 2001, respectively, were realized due to other-than-temporary losses in value.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     OTHER-THAN-TEMPORARY LOSSES ON INVESTMENTS

     At December 31, 2003, the cost of approximately 670 investments in fixed maturity and equity securities exceeded their fair value by $122 million. Of the $122 million, $91 million represents fixed maturity investments that have been in a gross unrealized loss position for less than a year and of these 78% are rated investment grade. Fixed maturity investments that have been in a gross unrealized loss position for a year or more total $29 million and 38% of these are rated investment grade. The gross unrealized loss on equity securities was $2 million at December 31, 2003.

     Management has determined that the unrealized losses on the Company's investments in fixed maturity and equity securities at December 31, 2003 are temporary in nature. The Company conducts a rigorous review each quarter to identify and evaluate investments that have possible indications of impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Company's review for impairment generally entails:

     o Identification and evaluation of investments that have possible indications of impairment;

     o Analysis of individual investments that have fair values less than 80% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

     o Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments and those that would not support other-than-temporary impairment;

     o Documentation of the results of these analyses, as required under business policies.

     The table below shows the fair value of investments in fixed maturities and equity securities in an unrealized loss position at December 31, 2003:

                                                                     Gross Unrealized Losses
                                                                     -----------------------
                                                            Less Than One Year        One Year or Longer             Total
                                                       -----------------------------------------------------------------------------
                                                                          Gross                     Gross                    Gross
                                                            Fair     Unrealized        Fair    Unrealized        Fair   Unrealized
  ($ IN MILLIONS)                                          Value         Losses       Value        Losses       Value       Losses
------------------------------------------------------------------------------------------------------------------------------------
  Fixed maturity securities available-for-sale:
  Mortgage-backed securities-CMOs and
     pass-through securities                              $1,182            $18        $ 17           $--      $1,199         $ 18
  U.S. Treasury securities and obligations of U.S.
     Government and government agencies and authorities    1,180             12          --            --       1,180           12
  Obligations of states, municipalities and political
     subdivisions                                             45              2          --            --          45            2
  Debt securities issued by foreign governments               55              1          --            --          55            1
  All other corporate bonds                                1,793             39         503            25       2,296           64
  Other debt securities                                      755             18          89             3         844           22
  Redeemable preferred stock                                  12              1          11             1          23            1
------------------------------------------------------------------------------------------------------------------------------------
  Total fixed maturities                                  $5,022            $91        $620           $29      $5,642         $120
  Equity securities                                       $   25            $ 1        $  5           $ 1      $   30         $  2
------------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     MORTGAGE LOANS AND REAL ESTATE

     At December 31, 2003 and 2002, the Company's mortgage loan and real estate portfolios consisted of the following:

     ---------------------------------------------------------------------------
     ($ IN MILLIONS)                                     2003            2002
     ---------------------------------------------------------------------------

     Current Mortgage Loans                            $1,841          $1,941
     Underperforming Mortgage Loans                        45              44
     ---------------------------------------------------------------------------
          Total Mortgage Loans                          1,886           1,985
     ---------------------------------------------------------------------------

     Real Estate - Foreclosed                              63              17
     Real Estate - Investment                              33              19
     ---------------------------------------------------------------------------
          Total Real Estate                                96              36
     ---------------------------------------------------------------------------
          Total Mortgage Loans and Real Estate         $1,982          $2,021
     ===========================================================================



     Underperforming mortgage loans include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

     Aggregate annual maturities on mortgage loans at December 31, 2003 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

     -----------------------------------------------------------------------
     YEAR ENDING DECEMBER 31,
     ($ IN MILLIONS)
     -----------------------------------------------------------------------
     2004                                                       $ 173
     2005                                                         107
     2006                                                         347
     2007                                                         131
     2008                                                         141
     Thereafter                                                   987
     -----------------------------------------------------------------------
          Total                                                $1,886
     =======================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     TRADING SECURITIES

     Trading securities of the Company are held primarily in Tribeca Citigroup Investments Ltd. The assets and liabilities are valued at fair value as follows:


       ($ IN MILLIONS)                     Fair value as of     Fair value as of
       ---------------                     December 31, 2003   December 31, 2002
                                           -----------------   -----------------

       ASSETS
          Trading securities
             Convertible bond arbitrage         $1,447              $1,442
             Other                                 260                  89
                                                ------              ------
                                                $1,707              $1,531
                                                ======              ======

       LIABILITIES
          Trading securities sold not
          yet purchased
             Convertible bond arbitrage           $629                $520
             Other                                   8                  78
                                                ------              ------
                                                  $637                $598
                                                ======              ======

     The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. See Note 11.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     OTHER INVESTED ASSETS

     Other invested assets are composed of the following:

     --------------------------------------------------------------------------
     ($ IN MILLIONS)                                       2003           2002
     --------------------------------------------------------------------------
     Investment in Citigroup Preferred Stock            $3,212         $3,212
     Private equity and arbitrage investments            1,315          1,006
     Real estate investments                               327            390
     Derivatives                                           182            263
     Other                                                  56             38
     --------------------------------------------------------------------------
     Total                                              $5,092         $4,909
     --------------------------------------------------------------------------

     CONCENTRATIONS

     At December 31, 2003 and 2002, the Company had an investment in Citigroup Preferred Stock of $3.2 billion. See Note 13.

     The Company both maintains and participates in a short-term investment pool for its insurance affiliates. See Note 13.

     The Company had concentrations of investments, excluding those in federal and government agencies, primarily fixed maturities at fair value, in the following industries:

     --------------------------------------------------------------------------
     ($ IN MILLIONS)                                      2003           2002
     --------------------------------------------------------------------------
     Finance                                            $5,056         $3,681
     Electric Utilities                                  3,552          3,979
     Banking                                             2,830          1,900
     --------------------------------------------------------------------------

     The Company held investments in foreign banks in the amount of $1,018 million and $869 million at December 31, 2003 and 2002, respectively, which are included in the table above. The Company defines its below investment grade assets as those securities rated Ba1 by Moody's Investor Services (or its equivalent) or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade. Below investment grade assets included in the categories of the preceding table include $1,118 million and $878 million in Electric Utilities at December 31, 2003 and 2002, respectively. Below investment grade assets in Finance and Banking were insignificant at December 31, 2003 and 2002. Total below investment grade assets were $5.2 billion and $3.8 billion at December 31, 2003 and 2002, respectively.

     Included in mortgage loans were the following group concentrations:

     --------------------------------------------------------------------------
     ($ IN MILLIONS)                                      2003           2002
     --------------------------------------------------------------------------
     STATE
     California                                           $732           $788

     PROPERTY TYPE
     Agricultural                                       $1,025         $1,212
     --------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, credit limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

     NON-INCOME PRODUCING INVESTMENTS

     Investments   included  in  the  consolidated   balance  sheets  that  were
     non-income producing amounted to $104.4 million and $58.5 million at December 31, 2003 and 2002, respectively.

     RESTRUCTURED INVESTMENTS

     The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 2003 and 2002. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 2003, 2002 and 2001. Interest on these assets, included in net investment income, was also insignificant in 2003, 2002 and 2001.

     NET INVESTMENT INCOME

     ---------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,          2003          2002          2001
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------

     GROSS INVESTMENT INCOME
          Fixed maturities                 $2,465        $2,359        $2,328
          Mortgage loans                      158           167           210
          Trading                             222             9           131
          Other invested assets                58           203            71
          Citigroup Preferred Stock           203           178            53
          Other, including policy loans        82           104           165
     ---------------------------------------------------------------------------
     Total gross investment income          3,188         3,020         2,958
     ---------------------------------------------------------------------------
     Investment expenses                      130            84           127
     ---------------------------------------------------------------------------
     Net Investment Income                 $3,058        $2,936        $2,831
     ---------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

     Net realized investment gains (losses) for the periods were as follows:

     ---------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,                  2003      2002     2001
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------

     REALIZED INVESTMENT GAINS (LOSSES)
        Fixed maturities                              $(28)    $(207)     $207
        Equity securities                               10       (15)      (99)
        Mortgage loans                                 (14)       --         5
        Real estate held for sale                        1         8         3
        Other invested assets                           49       (19)       --
        Derivatives                                     20       (87)       14
        Other                                           (1)       (2)       (5)
     ---------------------------------------------------------------------------
           Total realized investment gains (losses)    $37     $(322)     $125
     ---------------------------------------------------------------------------

     Changes in net unrealized investment gains (losses) that are reported in accumulated other changes in equity from nonowner sources were as follows:

     ---------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,                     2003     2002     2001
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------

     UNREALIZED INVESTMENT GAINS (LOSSES)
        Fixed maturities                               $1,198   $  664   $   85
        Equity securities                                  35        3       40
        Other                                               6       31      (20)
     ---------------------------------------------------------------------------
           Total unrealized investment gains (losses)   1,239      698      105
     ---------------------------------------------------------------------------
        Related taxes                                     421      243       37
     ---------------------------------------------------------------------------
        Change in unrealized investment gains (losses)    818      455       68
        Balance beginning of year                         626      171      103
     ---------------------------------------------------------------------------
           Balance end of year                         $1,444   $  626   $  171
     ---------------------------------------------------------------------------

     VARIABLE INTEREST ENTITIES

     In January 2003, the FASB released FIN 46, which changes the method of determining whether certain entities, including securitization entities, should be included in the Company's consolidated financial statements.

     The implementation of FIN 46 encompassed a review of numerous entities to determine the impact of adoption and considerable judgment was used in evaluating whether or not a VIE should be consolidated. In December 2003, the FASB released a revision of FIN 46 (FIN 46-R or the interpretation), which includes substantial changes from the original. The calculation of expected losses and expected residual returns have both been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, FIN 46-R changes the definition of a variable interest. The interpretation permits adoption of either the original or the revised versions of FIN 46 until the first quarter of 2004, at which time FIN 46-R must be adopted. For 2003 year-end, the Company's consolidated financial statements are in accordance with the original. (See "Consolidation of Variable Interest Entities" in the "Accounting Changes" section of Note 1.)

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The following table represents the carrying amounts and classification of consolidated assets that are collateral for VIE obligations. The assets in this table represent two investment vehicles that the Company was involved with prior to February 1, 2003. These two VIEs are a collateralized debt obligation and a real estate joint venture:

          $ IN MILLIONS                              DECEMBER 31, 2003
          ---------------------------------------------------------------
           Investments                                       $ 400
           Cash                                                 11
           Other                                                 4
                                              ---------------------------
           Total assets of consolidated VIEs                 $ 415
          ---------------------------------------------------------------

     The debt holders of these VIEs have no recourse to the Company. The Company's maximum exposure to loss is limited to its investment of approximately $8 million. The Company regularly becomes involved with VIEs through its investment activities. This involvement is generally restricted to small passive debt and equity investments.

     4.   REINSURANCE

     Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term (YRT), coinsurance and modified coinsurance. Reinsurance involves credit risk and the Company monitors the financial condition of these reinsurers on an ongoing basis. The Company remains primarily liable as the direct insurer on all risks reinsured.

     Since 1997 the majority of universal life business has been reinsured under an 80%/20% YRT quota share reinsurance program and term life business has been reinsured under a 90%/10% YRT quota share reinsurance program.
     Beginning in September 2002, newly issued term life business has been reinsured under a 90%/10% coinsurance quota share reinsurance program. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million for universal life and $25.0 million for term insurance. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $2.5 million. Total in-force business ceded under reinsurance contracts is $356.3 billion and $321.9 billion at December 31, 2003 and 2002, respectively.

     Effective July 1, 2000 the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its subsidiary in the form of indemnity reinsurance arrangements. Written premiums ceded per these arrangements were $226.8 million, $231.8 million and $233.3 million in 2003, 2002 and 2001, respectively, and earned premiums ceded were $226.7 million, $233.8 million and $240.1 million in 2003, 2002 and 2001, respectively.

     On January 3, 1995, the Company sold its group life business to The Metropolitan Life Insurance Company (MetLife) under the form of an indemnity insurance arrangement. Premiums written and earned in 2003, 2002 and 2001 were insignificant.

                  TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Prior to April 1, 2001, the Company also reinsured substantially all of the guaranteed minimum death benefit (GMDB) on its variable annuity product. Total variable annuity account balances with GMDB were $23.5 billion, of which $12.9 billion, or 55%, was reinsured, and $19.1 billion, of which $12.4 billion, or 65%, was reinsured at December 31, 2003 and 2002, respectively. GMDB is payable upon the death of a contractholder. When the benefit payable is greater than the account value of the variable annuity, the difference is called the net amount at risk (NAR). NAR totals $1.7 billion, of which $1.4 billion, or 81%, is reinsured and $4.6 billion, of which $3.8 billion, or 82%, is reinsured at December 31, 2003 and 2002, respectively.

     TIC writes workers' compensation business. This business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of TPC.

     A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):

                                             FOR THE YEARS ENDING DECEMBER 31,
     WRITTEN PREMIUMS                         2003          2002          2001
     ---------------------------------------------------------------------------

     Direct                                 $2,979        $2,610        $2,848
     Assumed                                     1            --             1
     Ceded to:
        The Travelers Indemnity Company          2           (83)         (146)
        Other companies                       (638)         (614)         (591)
     ---------------------------------------------------------------------------
     Total Net Written Premiums             $2,344        $1,913        $2,112
     ===========================================================================

     EARNED PREMIUMS                          2003          2002          2001
     ---------------------------------------------------------------------------

     Direct                                 $3,001        $2,652        $2,879
     Assumed                                     1            --             1
     Ceded to:
        The Travelers Indemnity Company        (21)         (109)         (180)
        Other companies                       (654)         (619)         (598)
     ---------------------------------------------------------------------------
     Total Net Earned Premiums              $2,327        $1,924        $2,102
     ===========================================================================

     The Travelers Indemnity Company was an affiliate in 2001 and for part of 2002. See Note 14.

     Reinsurance recoverables at December 31, 2003 and 2002 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

     REINSURANCE RECOVERABLES                2003         2002
     -----------------------------------------------------------
     Life and accident and health business $2,885       $2,589
     Property-casualty business:
          The Travelers Indemnity Company   1,585        1,712
     -----------------------------------------------------------
     Total Reinsurance Recoverables        $4,470       $4,301
     ===========================================================

     Reinsurance recoverables for the life and accident and health business include $1,617 million and $1,351 million at December 31, 2003 and 2002, respectively, from General Electric Capital Assurance Company. Assets collateralizing these receivables are held in trust for the purpose of paying Company claims.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Reinsurance recoverables also include $435 million and $472 million at December 31, 2003 and 2002, respectively, from MetLife.

     5.   INTANGIBLE ASSETS

     The  Company's  intangible  assets  are  DAC,  goodwill  and the  value  of
     insurance  in  force.   DAC  and  the  value  of  insurance  in  force  are
     amortizable. The following is a summary of capitalized DAC by type.

                                   Deferred &            Traditional
                                     Payout      UL &      Life &
     In millions of dollars         Annuities    COLI      Other         Total
     ---------------------------------------------------------------------------
     Balance January 1, 2002         $1,137      $430        $1,894     $3,461

     Deferred expenses & other          347       172           349        868
     Amortization expense              (142)      (24)         (238)      (404)
     Underlying lapse and
       interest rate adjustment          22        --            --         22
     Amortization related to SFAS
       91 reassessment                  (11)       --            --        (11)
                                   ---------------------------------------------
     Balance December 31, 2002        1,353       578         2,005      3,936

     Deferred expenses & other          340       221           399        960
     Amortization expense              (212)      (33)         (256)      (501)
                                   ---------------------------------------------
     Balance December 31, 2003       $1,481      $766        $2,148     $4,395
     ---------------------------------------------------------------------------

     The value of insurance in force totaled $112 million and $130 million at December 31, 2003 and 2002, respectively, and is included in other assets. Amortization expense on the value of insurance in force was $18 million, $25 million and $26 million for the year ended December 31, 2003, 2002 and 2001, respectively. Amortization expense related to the value of insurance in force is estimated to be $18 million in 2004, $17 million in 2005, $14 million in 2006, $12 million in 2007 and $8 million in 2008. In 2002 there was an opening balance sheet reclassification between DAC and the value of insurance in force in the amount of $11 million. This had no impact on results of operations or shareholder's equity.

     The Company stopped amortizing goodwill on January 1, 2002. During 2001, the Company reversed $8 million of negative goodwill. Net income adjusted to exclude the impact of goodwill amortization for the year ended December 31, 2001 is as follows:


                                                  Year Ended
      ($ IN MILLIONS)                            December 31, 2001
                                                 -----------------
     Net income:
         Reported net income                          $1,272
         Negative goodwill reversal                       (8)
         Goodwill amortization                             7
                                                      ------
         Adjusted net income                          $1,271
                                                      ======

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     6.   DEPOSIT FUNDS AND RESERVES

     At December 31, 2003 and 2002, the Company had $43.5 billion and $38.8 billion, respectively, of life and annuity deposit funds and reserves. Of that total, $24.7 billion and $21.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $18.8 billion and $17.0 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amounts that are subject to discretionary withdrawal is $7.0 billion and $5.7 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $6.1 billion and $5.5 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 5.0% and 4.7%, respectively. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.7 billion and $5.8 billion of liabilities are surrenderable without charge. Approximately 10.0% of these relate to individual life products for each of 2003 and 2002. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

     Included in contractholder funds and in the preceding paragraph are GICs totaling $14.4 billion. The scheduled maturities for these GICs, including interest, are $4.808 billion, $1.333 billion, $1.665 billion, $1.182 billion, $1.149 billion and $2.415 billion in 2004, 2005, 2006, 2007, 2008 and thereafter, respectively. These GICs have a weighted average interest rate of 4.07% at December 31, 2003.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     7.   FEDERAL INCOME TAXES

     EFFECTIVE TAX RATE
     ($ IN MILLIONS)

     ---------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,        2003           2002          2001
     ---------------------------------------------------------------------------
     Income before federal income taxes   $1,829         $1,503        $1,911
     Statutory tax rate                       35%            35%           35%
     ---------------------------------------------------------------------------
     Expected federal income taxes           640            526           669
     Tax effect of:
          Non-taxable investment income      (91)           (62)          (20)
          Tax reserve release                (79)           (43)          (18)
          Other, net                           1             --            (1)
     ---------------------------------------------------------------------------
     Federal income taxes                 $  471         $  421        $  630
     ===========================================================================
     Effective tax rate                       26%            28%           33%
     ---------------------------------------------------------------------------


     COMPOSITION OF FEDERAL INCOME TAXES
     Current:
          United States                     $330           $217          $424
          Foreign                             30             19            47
     ---------------------------------------------------------------------------
          Total                              360            236           471
     ---------------------------------------------------------------------------
     Deferred:
          United States                      108            182           166
          Foreign                              3              3            (7)
     ---------------------------------------------------------------------------
          Total                              111            185           159
     ---------------------------------------------------------------------------
     Federal income taxes                   $471           $421          $630
     ===========================================================================


     Additional tax benefits (expense) attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 2003, 2002 and 2001 were $3 million, $(17) million and $21 million, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The net deferred tax liability at December 31, 2003 and 2002 was comprised of the tax effects of temporary differences related to the following assets and liabilities:

     ---------------------------------------------------------------------------
     ($ IN MILLIONS)                                   2003             2002
     ---------------------------------------------------------------------------

     Deferred Tax Assets:
        Benefit, reinsurance and other reserves     $   574          $    422
        Operating lease reserves                         52                57
        Employee benefits                               201               199
        Other                                           392               289
     ---------------------------------------------------------------------------
           Total                                      1,219               967
     ---------------------------------------------------------------------------

     Deferred Tax Liabilities:
        Deferred acquisition costs and value
          of insurance in force                      (1,225)          (1,097)
        Investments, net                             (1,795)          (1,180)
        Other                                          (229)            (138)
     ---------------------------------------------------------------------------
           Total                                     (3,249)          (2,415)
     ---------------------------------------------------------------------------
     Net Deferred Tax Liability                     $(2,030)         $(1,448)
     ---------------------------------------------------------------------------

     The Company and its subsidiaries file a consolidated federal income tax return with Citigroup. Federal income taxes are allocated to each member of the consolidated group, according to a Tax Sharing Agreement (the
     Agreement), on a separate return basis adjusted for credits and other amounts required by the Agreement.

     TIC had $52 million and $156 million payable to Citigroup at December 31, 2003 and 2002, respectively, related to the Agreement.

     At December 31, 2003 and 2002, the Company had no ordinary or capital loss carryforwards.

     The policyholders' surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not currently contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     8.   SHAREHOLDER'S EQUITY

     SHAREHOLDER'S EQUITY AND DIVIDEND AVAILABILITY

     The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $1,104 million, $256 million and $330 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company's statutory capital and surplus was $7.6 billion and $6.9 billion at December 31, 2003 and 2002, respectively.

     Effective January 1, 2001, the Company began preparing its statutory basis financial statements in accordance with the National Association of
     Insurance Commissioners' ACCOUNTING PRACTICES AND PROCEDURES MANUAL - VERSION EFFECTIVE JANUARY 1, 2001, subject to any deviations prescribed or permitted by its domicilary insurance commissioners (see Permitted Statutory Accounting Practices in Note 1). The impact of this change on the Company's statutory capital and surplus was not significant. The impact of this change on statutory net income was $119 million in 2001, related to recording equity method investment earnings as unrealized gains versus net investment income.

     The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of $845 million is available by the end of the year 2004 for such dividends without prior approval of the State of Connecticut Insurance Department, depending upon the amount and timing of the payments. In accordance with the Connecticut statute, TLAC, after reducing its unassigned funds (surplus) by 25% of the change in net unrealized capital gains, may not pay dividends during 2004 without prior approval of the State of Connecticut Insurance Department. Primerica may pay up to $242 million to TIC in 2004 without prior approval of the Commonwealth of Massachusetts Insurance Department. The Company paid dividends of $545 million, $586 million and $472 million in 2003, 2002 and 2001, respectively.

     In connection with the TPC IPO and distribution, the Company's additional paid-in capital increased $1,596 million during 2002 as follows:

     ($ IN MILLIONS)
     Citigroup Series YYY Preferred Stock            $ 2,225
     TLA Holdings LLC                                    142
     Cash and other assets                               189
     Pension, postretirement, and post-
        employment benefits payable                     (279)
     Deferred tax assets                                  98
     Deferred tax liabilities                           (779)
                                                     -------
                                                     $ 1,596
                                                     =======
     See Note 14.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



8.   SHAREHOLDER'S EQUITY

ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES, NET OF TAX

Changes in each component of Accumulated Other Changes in Equity from Nonowner Sources were as follows:



                                                  NET UNREALIZED                                             ACCUMULATED
                                                  GAIN/LOSS        FOREIGN CURRENCY     DERIVATIVE           OTHER CHANGES IN
($ IN MILLIONS)                                   ON INVESTMENT    TRANSLATION          INSTRUMENTS AND      EQUITY FROM
                                                  SECURITIES       ADJUSTMENTS          HEDGING ACTIVITIES   NONOWNER SOURCES
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                             $   104              $--                 $  --              $  104
Cumulative effect of change in accounting
   for derivative instruments and hedging
   activities, net of tax of $(16)                        14               --                   (43)                (29)
Unrealized gains on investment securities,
   net of tax of $74                                     138               --                    --                 138
Less: Reclassification adjustment for gains
   included in net income, net of tax of $(38)           (70)              --                    --                 (70)
Foreign currency translation adjustment, net
   of tax of $(2)                                         --               (3)                   --                  (3)
Less: Derivative instrument hedging activity
   losses, net of tax of $(35)                            --               --                   (66)                (66)
--------------------------------------------------------------------------------------------------------------------------------
PERIOD CHANGE                                             82               (3)                 (109)                (30)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                               186               (3)                 (109)                 74
Unrealized gains on investment securities,
   net of tax of $167                                    311               --                    --                 311
Add: Reclassification adjustment for losses
   included in net income, net of tax of $78             144               --                    --                 144
Foreign currency translation adjustment, net
  of tax of $2                                            --                3                    --                   3
Less: Derivative instrument hedging activity
   losses,  net of tax of $(42)                           --               --                   (78)                (78)
--------------------------------------------------------------------------------------------------------------------------------
PERIOD CHANGE                                            455                3                   (78)                380
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                               641               --                  (187)                454
--------------------------------------------------------------------------------------------------------------------------------
Unrealized gains on investment securities,
   net of tax of $407                                    793               --                    --                 793
Add: Reclassification adjustment for losses
   included in net income, net of tax of $13              25               --                    --                  25
Foreign currency translation adjustment, net
   of tax of $3                                           --                4                    --                   4
Add: Derivative instrument hedging activity
   gains, net of tax of $46                               --               --                    84                  84
--------------------------------------------------------------------------------------------------------------------------------
PERIOD CHANGE                                            818                4                    84                 906
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003                           $ 1,459              $ 4                 $(103)             $1,360
--------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


9.   BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. The Company's share of the expense related to this plan was insignificant in 2003, 2002 and 2001.

The Company also participates in a non-qualified, noncontributory defined benefit pension plan sponsored by Citigroup. During 2002, the Company assumed TPC's share of the non-qualified pension plan related to inactive employees of the former Travelers Insurance entities as part of the TPC spin-off. The Company's share of net expense for this plan was $5 million in 2003, $10 million in 2002, and insignificant in 2001.

In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by Citigroup. The Company assumed TPC's share of the postretirement benefits related to inactive employees of the former Travelers Insurance entities during 2002 as part of the TPC spin-off. The Company's share of net expense for the other postretirement benefit plans was $28 million in 2003, $18 million in 2002 and not significant for 2001.

401(k) SAVINGS PLAN

Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2003, 2002 and 2001. See
Note 13.


10.  LEASES

Most leasing functions for the Company are administered by a Citigroup subsidiary. Net rent expense for the Company was $21 million, $24 million, and $26 million in 2003, 2002 and 2001, respectively.

--------------------------------------------------------------------------------
  YEAR ENDING DECEMBER 31,           MINIMUM OPERATING         MINIMUM CAPITAL
  ($ IN MILLIONS)                     RENTAL PAYMENTS          RENTAL PAYMENTS
--------------------------------------------------------------------------------
  2004                                     $ 47                      $ 5
  2005                                       52                        5
  2006                                       58                        5
  2007                                       58                        6
  2008                                       58                        6
  Thereafter                                 83                       18
--------------------------------------------------------------------------------
  Total Rental Payments                    $355                      $45
================================================================================

Future sublease rental income of approximately $60 million will partially offset these commitments. Also, the Company will be reimbursed for 50%, totaling $135 million through 2011, of the rental expense for a particular lease by an affiliate.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


11.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, including financial futures contracts, swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price changes, credit and foreign currency risk. The Company also uses derivative financial instruments to enhance portfolio income and replicate cash market investments. The Company, through Tribeca Citigroup Investments Ltd., holds and issues derivative instruments in conjunction with these investment strategies.

The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts, which offset asset price changes resulting from changes in market interest rates until an investment is purchased, or a product is sold. Futures contracts are commitments to buy or sell at a future date a financial instrument, at a contracted price, and may be settled in cash or through delivery.

The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

Currency option contracts are used on an ongoing basis to hedge the Company's exposure to foreign currency exchange rates that result from the Company's direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters into contracts that give it the right, but not the obligation, to sell the foreign currency within a limited time at a contracted price that may also be settled in cash, based on differentials in the foreign exchange rate. These contracts cannot be settled prior to maturity.

The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date.

The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with a corresponding liability originated in a foreign currency. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon prevailing foreign exchange rates. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

Forward contracts are used on an ongoing basis to hedge the Company's exposure to foreign currency exchange rates that result from the net investment in the Company's Canadian operations as well as direct

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters into contracts to exchange foreign currency for U.S. Dollars with major financial institutions. These contracts cannot be settled prior to maturity. At the maturity date the Company must purchase the foreign currency necessary to settle the contracts.

The Company enters into credit default swaps in conjunction with a fixed income investment to reproduce the investment characteristics of a different investment. The Company will also enter credit default swaps to reduce exposure to certain corporate debt security investment exposures that it holds. Under credit default swaps, the Company agrees with other parties to receive or pay, at specified intervals, fixed or floating rate interest amounts calculated by reference to an agreed notional principal amount in exchange for the credit default risk of a specified bond. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

Several of the Company's hedging strategies do not qualify or are not designated as hedges for accounting purposes. This can occur when the hedged item is carried at fair value with changes in fair value recorded in earnings, the derivative contracts are used in a macro hedging strategy, the hedge is not expected to be highly effective, or structuring the hedge to qualify for hedge accounting is too costly or time consuming.

The Company monitors the creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, credit limits and other monitoring procedures. Additionally, the Company enters into collateral agreements with its derivative counterparties. As of December 31, 2003, the Company held collateral under these contracts amounting to approximately $96.9 million.

The following table summarizes certain information related to the Company's hedging activities for the years ended December 31, 2003 and 2002:

                                         Year Ended          Year Ended
      In millions of dollars             December 31, 2003   December 31, 2002
      --------------------------------------------------------------------------
      Hedge ineffectiveness recognized
          related to fair value hedges          $(23.2)            $(18.3)

      Hedge ineffectiveness recognized
          related to cash flow hedges             (3.4)              14.8


      Net loss recorded in accumulated
          other changes in equity from
          nonowner sources related to
          net investment hedges                  (33.6)              (8.4)

      Net loss from economic
          hedges recognized in earnings           (1.6)             (32.8)

During the year ended December 31, 2002 the Company recorded a gain of $.3 million from discontinued forecasted transactions. During the year ended December 31, 2003 there were no discontinued forecasted transactions. The amount expected to be reclassified from accumulated other changes in equity from nonowner sources into pre-tax earnings within twelve months from December 31, 2003 is $(90.4) million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships and joint ventures. All of these commitments are to unaffiliated entities. The off-balance sheet risk of fixed and variable rate loan commitments was $253.5 million and $240.9 million at December 31, 2003 and 2002, respectively. The Company had unfunded commitments of $527.8 million and $630.0 million to these partnerships at December 31, 2003 and 2002, respectively.

FAIR VALUE OF CERTAIN FINANCIAL INSTRUMENTS

The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," and therefore are not included in the amounts discussed.

At December 31, 2003 and 2002, investments in fixed maturities had a carrying value and a fair value of $42.3 billion and $36.4 billion, respectively. See Notes 1 and 3.

At December 31, 2003, mortgage loans had a carrying value of $1.9 billion and a fair value of $2.0 billion and at year-end 2002 had a carrying value of $2.0 billion and a fair value of $2.2 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

Included in other invested assets are 2,225 shares of Citigroup Cumulative Preferred Stock Series YYY, carried at cost of $2,225 million at December 31, 2003 and 2002, acquired as a contribution from TPC. This Series YYY Preferred Stock pays cumulative dividends at 6.767%, has a liquidation value of $1 million per share and has perpetual duration, is not subject to a sinking fund or mandatory redemption but may be optionally redeemed by Citigroup at any time on or after February 27, 2022. Dividends totaling $151 million and $125 million were received in 2003 and 2002, respectively. There is no established market for this investment and it is not practicable to estimate the fair value of the preferred stock.

Included in other invested assets are 987 shares of Citigroup Cumulative Preferred Stock Series YY, carried at cost of $987 million at December 31, 2003 and 2002. This Series YY Preferred Stock pays cumulative dividends at 5.321%, has a liquidation value of $1 million per share, and has perpetual duration, is not subject to a sinking fund or mandatory redemption but may be optionally redeemed by Citigroup at any time on or after December 22, 2018. Dividends totaling $53 million were received during each of 2003, 2002 and 2001. There is no established market for this investment and it is not practicable to estimate the fair value of the preferred stock.

At December 31, 2003, contractholder funds with defined maturities had a carrying value of $13.5 billion and a fair value of $13.7 billion, compared with a carrying value and a fair value of $12.5 billion and $13.3 billion at December 31, 2002. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $13.1 billion and a fair value of $12.8 billion at December 31, 2003, compared with a carrying value of $11.1 billion and a fair value of $10.7 billion at December 31, 2002. These contracts generally are valued at surrender value.

The carrying values of $698 million and $321 million of financial instruments classified as other assets approximated their fair values at December 31, 2003 and 2002, respectively. The carrying value of $2.5 billion and $1.5 billion of financial instruments classified as other liabilities at December 31, 2003 and 2002

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

also approximated their fair values at both December 31, 2003 and 2002. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

Both the assets and liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $350 million at December 31, 2003, compared with a carrying value and a fair value of $511 million at December 31, 2002.

The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

12.  COMMITMENTS AND CONTINGENCIES

LITIGATION

In 2003, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. In March 2004 the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing. The Company is cooperating fully with all of these reviews and is not able to predict their outcomes.

The Company is a defendant or co-defendant in various litigation matters in the normal course of business. These include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the Company's consolidated results of operations, financial condition or liquidity.

OTHER

The Company is a member of the Federal Home Loan Bank of Boston (the Bank), and in this capacity has entered into a funding agreement (the agreement) with the Bank where a blanket lien has been granted to collateralize the Bank's deposits. The Company maintains control of these assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The agreement further states that upon any event of default, the Bank's recovery is limited to the amount of the member's outstanding funding agreement. The amount of the Company's liability for funding agreements with the Bank as of December 31, 2003 is $1 billion, included in contractholder funds. The Company holds $50 million of common stock of the Bank, included in equity securities.

The Company has provided a guarantee on behalf of Citicorp International Life Insurance Company, Ltd. (CILIC), an affiliate. The Company has guaranteed to pay claims up to $1 billion of life insurance coverage for CILIC. This guarantee takes effect if CILIC cannot pay claims because of insolvency, liquidation or rehabilitation. Life insurance coverage in force under this guarantee at December 31, 2003 is $61 million. The Company does not hold any collateral related to this guarantee.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


13.  RELATED PARTY TRANSACTIONS

Citigroup and certain of its subsidiaries provide investment management and accounting services, payroll, internal auditing, benefit management and administration, property management and investment technology services to the Company as of December 31, 2003. At December 31, 2001 the majority of these services were provided by either Citigroup and its subsidiaries or TPC. The Company paid Citigroup and its subsidiaries $55.3 million, $56.9 million and $43.6 million in 2003, 2002 and 2001, respectively, for these services. The Company paid TPC $4.9 million, $33.6 million and $30.0 million in 2003, 2002 and 2001, respectively, for these services. The amounts due to affiliates related to these services, included in other liabilities at December 31, 2003 and 2002, were insignificant. See Note 14.

The Company has received reimbursements from Citigroup and its affiliates related to the Company's increased benefit and lease expenses after the TPC spin-off. These reimbursements totaled $34.3 million in 2003 and $15.5 million in 2002.

The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2003 and 2002, the pool totaled approximately $3.8 billion and $4.2 billion, respectively. The Company's share of the pool amounted to $3.3 billion and $3.8 billion at December 31, 2003 and 2002, respectively, and is included in short-term securities in the consolidated balance sheets.

At December 31, 2003 and 2002, the Company had outstanding loaned securities to its affiliate Smith Barney (SB), a division of Citigroup Global Markets, Inc., of $238.5 million and $267.1 million, respectively.

Included in other invested assets is a $3.2 billion investment in Citigroup Preferred Stock at December 31, 2003 and 2002, carried at cost. Dividends received on these investments were $204 million in 2003, $178 million in 2002 and $53 million in 2001. See Note 11.

The Company had investments in an affiliated joint venture, Tishman Speyer, in the amount of $166.3 million and $186.1 million at December 31, 2003 and 2002, respectively. Income of $18.6 million, $99.7 million and $65.5 million was earned on these investments in 2003, 2002 and 2001, respectively.

The Company also had an investment in Greenwich Street Capital Partners I, an affiliated private equity investment, in the amount of $48.3 million and $23.6 million at December 31, 2003 and 2002, respectively. Income (loss) of $33.9 million, $0 million and $(41.6) million were earned on this investment in 2003, 2002 and 2001, respectively.

In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's-length basis.

The Company markets deferred annuity products and life insurance through SB. Annuity deposits related to these products were $835 million, $1.0 billion, and $1.5 billion in 2003, 2002 and 2001, respectively. Life premiums were $114.9 million, $109.7 million and $96.5 million in 2003, 2002 and 2001, respectively. Commissions and fees paid to SB were $70.3 million, $77.0 million and $84.6 million in 2003, 2002 and 2001, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


The Company also markets individual annuity and life insurance through CitiStreet Retirement Services, a division of CitiStreet LLC, (CitiStreet), a joint venture between Citigroup and State Street Bank. Deposits received from CitiStreet were $1.4 billion in 2003 and $1.6 billion in each of 2002 and 2001. Commissions and fees paid to CitiStreet were $52.9 million, $54.0 million and $59.1 million in 2003, 2002 and 2001, respectively.

The Company markets individual annuity products through an affiliate Citibank, N.A. (together with its subsidiaries, Citibank). Deposits received from Citibank were $357 million, $321 million and $564 million in 2003, 2002 and 2001, respectively. Commissions and fees paid to Citibank were $29.8 million, $24.0 million and $37.2 million in 2003, 2002 and 2001, respectively.

Primerica Financial Services (PFS), an affiliate, is a distributor of products for TLA. PFS sold $714 million, $787 million and $901 million of individual annuities in 2003, 2002 and 2001, respectively. Commissions and fees paid to PFS were $58.1 million, $60.4 million and $67.8 million in 2003, 2002 and 2001, respectively.

Primerica Life has entered into a General Agency Agreement with PFS that provides that PFS will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay PFS marketing fees of no less than $10 million per year based upon U.S. gross direct premiums received by Primerica Life. In each of 2003, 2002, and 2001 the fees paid by Primerica Life were $12.5 million.

The Company sells structured settlement annuities to the property-casualty subsidiaries of TPC. See Note 14.

TIC has made a solvency guarantee for an affiliate, CILIC. See Note 12.

The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and other employees. To further encourage employee stock ownership, Citigroup introduced the WealthBuilder stock option program during 1997 and the Citigroup Ownership Program in 2001. Under these programs, all employees meeting established requirements have been granted Citigroup stock options. During 2001, Citigroup introduced the Citigroup 2001 Stock Purchase Program for new employees, which allowed eligible employees of Citigroup, including the Company's employees, to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. During 2003 Citigroup introduced the Citigroup 2003 Stock Purchase Program, which allowed eligible employees of Citigroup, including the Company's employees, to enter into fixed subscription agreements to purchase shares at the lesser of the market value on the first date of the offering period or the market value at the close of the offering period. Enrolled employees are permitted to make one purchase prior to the expiration date. The Company's charge to income for these plans was insignificant in 2003, 2002 and 2001.

The Company also participates in the Citigroup Capital Accumulation Program. Participating officers and other employees receive a restricted stock award in the form of Citigroup common stock. These restricted stock awards generally vest after a three-year period and, except under limited circumstances, the stock can not be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. The Company's charge to income for this program was insignificant in 2003, 2002 and 2001.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


Unearned compensation expense associated with the Citigroup restricted common stock grants, which represents the market value of Citigroup's common stock at the date of grant, is included in other assets in the consolidated balance sheet and is recognized as a charge to income ratably over the vesting period. The Company's charge to income was insignificant during 2003, 2002 and 2001.

14.  TRAVELERS PROPERTY CASUALTY SPIN-OFF

On March 27, 2002, TPC, the Company's parent at December 31, 2001, completed its IPO. On August 20, 2002, Citigroup made a tax-free distribution to its stockholders of a majority portion of its remaining interest in TPC. Prior to the IPO the following transactions occurred:

     o The common stock of the Company was distributed by TPC to CIHC so the Company would remain an indirect wholly owned subsidiary of Citigroup.

     o The Company sold its home office buildings in Hartford, Connecticut and a building housing TPC's information systems in Norcross, Georgia to TPC for $68 million.

     o TLA Holdings LLC, a non-insurance subsidiary valued at $142 million, was contributed to the Company by TPC.

     o The Company assumed pension, postretirement and post employment benefits payable to all inactive employees of the former Travelers Insurance entities and received $189 million of cash and other assets from TPC to offset these benefit liabilities. In March 2003, TPC paid the Company $22.6 million as a settlement for these benefit-related liabilities.

     o The Company received 2,225 shares of Citigroup's 6.767% Cumulative Preferred Stock, Series YYY, with a par value of $1.00 per share and a liquidation value of $1 million per share as a contribution from TPC.

At December 31, 2001, TPC and its subsidiaries were affiliates of the Company and provided certain services to the Company. These services included data processing, facilities management, banking and financial functions, benefits administration and others. During 2002, the Company began phasing out these services. The Company still receives certain services from TPC on a contract basis. The Company paid TPC $4.9 million, $33.6 million and $30.0 million in 2003, 2002 and 2001, respectively, for these services.

The Company sells structured settlement annuities to the property-casualty insurance subsidiaries of TPC. Such premiums and deposits were $159 million and $194 million for 2002 and 2001, respectively.

The Company has a license from TPC to use the names "Travelers Life & Annuity," "The Travelers Insurance Company," "The Travelers Life and Annuity Company" and related names in connection with the Company's business.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


15.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES


The following table reconciles net income to net cash provided by operating activities:


--------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31,                     2003       2002       2001
($ IN MILLIONS)
--------------------------------------------------------------------------------

Net Income                                       $ 1,358    $ 1,082    $ 1,281
    Adjustments to reconcile net income to net
    cash provided by operating activities:
       Realized (gains) losses                       (37)       322       (125)
       Deferred federal income taxes                  58        185        159
       Amortization of deferred policy
         acquisition costs                           501        393        379
       Additions to deferred policy acquisition
         costs                                      (960)      (879)      (851)
       Investment income                            (503)      (119)      (493)
       Premium balances                                8         (7)         7
       Insurance reserves and accrued expenses       832        493        686
       Other                                        (443)      (402)       237
--------------------------------------------------------------------------------
Net cash provided by operations                  $   814    $ 1,068    $ 1,280
--------------------------------------------------------------------------------

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

In 2003, significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $129 million. In 2002, these activities include the contribution of $2,225 million of Citigroup YYY Preferred Stock and related deferred tax liability of $779 million; a $17 million COLI asset and $98 million deferred tax asset related to the transfer of $279 million of pension and postretirement benefits, transferred for $172 million cash; and the contribution of a non-insurance company, TLA Holdings, LLC, for $142 million. In 2001, these activities were insignificant.

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Shareholder
The Travelers Insurance Company:


Under date of February 26, 2004, we reported on the consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2003, which are included in the Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for variable interest entities in 2003, for goodwill and intangible assets in 2002, and for derivative instruments and hedging activities and for securitized financial assets in 2001.


/s/KPMG LLP

Hartford, Connecticut
February 26, 2004

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2003
                                 ($ IN MILLIONS)



--------------------------------------------------------------------------------
TYPE OF INVESTMENT                                                AMOUNT SHOWN
                                                                   IN BALANCE
                                                COST       VALUE    SHEET(1)
--------------------------------------------------------------------------------

Fixed Maturities:
   Bonds:
       U.S. Government and government
         agencies and Authorities              $ 6,487    $ 6,642    $ 6,642
       States, municipalities and political
         subdivisions                              379        398        398
       Foreign governments                         690        740        740
       Public utilities                          2,702      2,901      2,901
       Convertible bonds and bonds with
         warrants attached                         187        208        208
       All other corporate bonds                29,519     31,260     31,260
--------------------------------------------------------------------------------
          Total Bonds                           39,964     42,149     42,149
   Redeemable preferred stocks                     155        174        174
--------------------------------------------------------------------------------
      Total Fixed Maturities                    40,119     42,323     42,323
--------------------------------------------------------------------------------

Equity Securities:
   Common Stocks:
      Banks, trust and insurance companies          14         16         16
      Industrial, miscellaneous and all other       95        118        118
--------------------------------------------------------------------------------
         Total Common Stocks                       109        134        134
   Nonredeemable preferred stocks                  214        228        228
--------------------------------------------------------------------------------
      Total Equity Securities                      323        362        362
--------------------------------------------------------------------------------

Mortgage Loans                                   1,886                 1,886
Real Estate Held For Sale                           96                    96
Policy Loans                                     1,135                 1,135
Short-Term Securities                            3,603                 3,603
Trading Securities                               1,707                 1,707
Other Investments   (2)  (3)  (4)                1,465                 1,465
--------------------------------------------------------------------------------
      Total Investments                        $50,334               $52,577
================================================================================

(1) Determined in accordance with methods described in Notes 1 and 3 of the Notes to Consolidated Financial Statements.

(2) Excludes $3.2 billion of Citigroup Inc. preferred stock. See Note 13 of Notes to Consolidated Financial Statements.

(3) Also excludes $415 million fair value of investment in affiliated partnership interests.

(4) Includes derivatives marked to market and recorded at fair value in the balance sheet.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                                 ($ IN MILLIONS)


------------------------------------------------------------------------------------------------------------------------------------

                                        FUTURE
                                        POLICY        OTHER
                                        BENEFITS,     POLICY                                      AMORTIZATION
                          DEFERRED      LOSSES,       CLAIMS                           BENEFITS,  OF DEFERRED
                          POLICY        CLAIMS        AND                 NET          CLAIMS     POLICY          OTHER
                          ACQUISITION   AND LOSS      BENEFITS  PREMIUM   INVESTMENT   AND        ACQUISITION    OPERATING  PREMIUMS
                          COSTS         EXPENSES(1)   PAYABLE   REVENUE   INCOME       LOSSES(2)  COSTS          EXPENSES    WRITTEN
------------------------------------------------------------------------------------------------------------------------------------
                    2003
                    ----

Travelers Life & Annuity   $2,361         $42,023       $532    $1,082      $2,743     $2,816         $266          $240     $1,093
Primerica                   2,034           3,500        161     1,245         315        534          235           219      1,251
------------------------------------------------------------------------------------------------------------------------------------
Total                      $4,395         $45,523       $693    $2,327      $3,058     $3,350         $501          $459     $2,344
====================================================================================================================================

                    2002
                    ----

Travelers Life & Annuity   $2,043         $37,774       $461      $730      $2,646     $2,404         $174          $190       $729
Primerica                   1,893           3,261        147     1,194         290        527          219           217      1,184
------------------------------------------------------------------------------------------------------------------------------------
Total                      $3,936         $41,035       $608    $1,924      $2,936     $2,931         $393          $407     $1,913
====================================================================================================================================

                    2001
                    ----

Travelers Life & Annuity   $1,672         $33,475       $368     $ 957      $2,530     $2,534        $171           $154      $ 955
Primerica                   1,789           3,044        144     1,145         301        507         208            217      1,157
------------------------------------------------------------------------------------------------------------------------------------
Total                      $3,461         $36,519       $512    $2,102      $2,831     $3,041        $379           $371     $2,112
====================================================================================================================================

(1)  Includes contractholder funds.

(2)  Includes interest credited to contractholders.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE IV
                                   REINSURANCE
                                 ($ IN MILLIONS)



--------------------------------------------------------------------------------
                                                      ASSUMED         PERCENTAGE
                                          CEDED TO     FROM            OF AMOUNT
                                  GROSS     OTHER      OTHER     NET    ASSUMED
                                  AMOUNT  COMPANIES  COMPANIES  AMOUNT  TO NET
--------------------------------------------------------------------------------


2003
----
Life Insurance In Force          $593,006  $356,298  $  3,519  $240,227   1.4%
Premiums:
   Life insurance                $  2,672       419  $      1  $  2,254    --
   Accident and health insurance      308       235        --        73    --
   Property casualty                   21        --        --        --    --
                                 --------  --------  --------  --------  ----
      Total Premiums             $  3,001  $    675  $      1  $  2,327    --
                                 ========  ========  ========  ========  ====

2002
----
Life Insurance In Force          $549,066  $321,940  $  3,568  $230,694   1.5%
Premiums:
   Life insurance                $  2,227       377  $     --  $  1,850    --
   Accident and health insurance      316       242        --        74    --
   Property casualty                  109       109        --        --    --
                                 --------  --------  --------  --------  ----
      Total Premiums             $  2,652  $    728  $     --  $  1,924    --
                                 ========  ========  ========  ========  ====


2001
----
Life Insurance In Force          $510,457  $285,696  $  3,636  $228,397   1.6%
Premiums:
   Life insurance                $  2,378  $    352  $     --  $  2,026    --
   Accident and health insurance      321       246         1        76    --
   Property casualty                  180       180        --        --    --
                                 --------  --------  --------  --------  ----
      Total Premiums             $  2,879  $    778  $      1  $  2,102    --
                                 ========  ========  ========  ========  ====

                                     PART C

                                OTHER INFORMATION

ITEM 28.      FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant, as well as of The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, and the Reports of Independent Auditors thereto, are in the Annual Reports for the respective Accounts and are incorporated into the Statement of Additional Information. For each of the Accounts, these financial statements include as applicable:

       Statement of Assets and Liabilities as of December 31, 2003
       Statement of Operations for the year ended December 31, 2003
       Statements of Changes in Net Assets for the years ended December 31, 2003 and 2002
       Statement of Investments as of December 31, 2003
       Notes to Financial Statements

       The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries and the reports of Independent Auditors are contained in the Statements of Additional Information. The consolidated financial statements of The Travelers Insurance Company and subsidiaries include:

       Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001
       Consolidated Balance Sheets as of December 31, 2003 and 2002 Consolidated Statements of Changes in Retained Earnings and Accumulated Other Changes in Equity from Non-Owner Sources for the years ended December 31, 2003, 2002 and 2001
       Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
       Notes to Consolidated Financial Statements

(b)    Exhibits

     EXHIBIT
      NUMBER      DESCRIPTION
     -------      -----------

       1. Resolution of The Travelers Insurance Company's Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Post-Effective Amendment No. 67 to the Registration Statement on Form N-3 filed April 19, 1996.)

       2. Rules and Regulations of the Registrant. (Incorporated herein by reference to Exhibit C to the Definitive Proxy Statement on
                  Schedule 14A filed March 9, 1999, Acession No.
                  0000950123-99-001974.)

       3. Custody Agreement between the Registrant and Chase Manhattan Bank, N. A., Brooklyn, New York. (Incorporated herein by reference to Exhibit 3 to Post-Effective Amendment No. 66 to the Registration
                  Statement on Form N-3 filed April 27, 1995.)

       4. Investment Advisory Agreement between the Registrant and Travelers Asset Management International Corporation. (Incorporated herein by reference to Exhibit 4(a) to Post-Effective Amendment No. 69 to the Registration Statement on Form N-4, filed February 27, 1998.)

       4(a). Investment Sub-Advisory Agreement between the Registrant and The Travelers Investment Management Company. (Incorporated herein by reference to Exhibit 4(b) to Post-Effective Amendment No. 69 to the Registration Statement on Form N-4, filed February 27, 1998.)

       4(b) Amendment to Investment Advisory Agreement between the Registrant and Travelers Asset Management International Company LLC (successor to Travelers Asset Management International Corporation). (Incorporated herein by reference to Exhibit 4(b) to Post-Effective Amendment No. 76 to the Registration Statement on Form N-3, file No. 2-27330, filed April 30, 2004.)

       4(c). Amendment to Investment Sub-Advisory Agreement between the Travelers Management International Company LLC and The Travelers Investment Management Company as subadviser to the Registrant. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 76 to the Registration Statement on Form N-3, file No. 2-27330, filed April 30, 2004.)

       5(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and Travelers Distribution LLC. (Incorporated herein by reference to Exhibit 5(a) to the Registration Statement on Form N-3, filed April 30, 2001.)

       5(b). Selling Agreement, (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No. 333-65942, filed April 13, 2003.)

       6. Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-117028, filed October 13, 2004.)

       7. Form of Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-117028, filed October 13, 2004.)

       8(a). Charter of The Travelers Insurance Company, as amended on October 19, 1995. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File No. 33-58677 , filed via EDGAR on April 18, 1995.)

       8(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1995. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 33-58677, filed via EDGAR on April 18, 1995.)

      12. Opinion of Counsel as to the legality of the securities being registered. (Incorporated by reference to Exhibit 12 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-3 filed October 12, 2004.).

      13.         Consent of Independent Registered Public Accounting Firm.
                  Filed herein.

      16. Schedule for Computation of Total Return Calculations - Standardized and Non-Standardized. (Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 68 to the Registration Statement on Form N-3 filed April 29, 1997.)

      17. Code of Ethics. (Incorporated herein by reference to Exhibit17 to Post-Effective Amendment No. 73 on Form S-3 filed April 30, 2001.)

      18.         Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                  McGah as signatory for Heath B. McLendon, Knight Edwards, Robert E. McGill III, Lewis Mandell and Frances M. Hawk. (Incorporated herein by reference to Exhibit 18(a) to Post-Effective Amendment No. 67 to the Registration Statement on Form N-3 filed April 19, 1996.)

                  Powers of Attorney authorizing Ernest J. Wright and Kathleen
                  A. McGah as signatory for George C. Kokulis, Katherine M. Sullivan and Glenn Lammey. (Incorporated herein by reference to Exhibit 18(d) to Post-Effective Amendment No. 72 to the Registration Statement, filedApril 28, 2000.)

                  Powers of Attorney authorizing Ernest J. Wright and Kathleen
                  A. McGah as signatory for Glenn Lammey, Marla Berman Lewitus and William R. Hogan. (Incorporated herein by reference to Exhibit 18 to Post-Effective Amendment No. 73 to the Registration Statement, filed April 30, 2001.)

                  Power of Attorney authorizing Ernest J. Wright and Kathleen A. McGah as signatory for Kathleen A. Preston. (Incorporated herein by reference to Exhibit 18 to Post-Effective Amendment No. 74 to the Registration Statement on Form N-3, File No. 2-27330, filed May 1, 2002.)

                  Powers of Attorney authorizing Ernest J. Wright and Kathleen
                  A. McGah as signatory for R. Jay Gerken, and David A. Golino. (Incorporated herein by reference to Post-Effective Amendment No. 75 to the Registration Statement on Form N-3, File No. 2-27330, filed April 29, 2003.)

                  Powers of Attorney authorizing Kathleen A. McGah and Ernest J. Wright as signatory for Robert E. McGill III, Lewis Mandell, Frances M. Hawk, Jay Gerken and David A. Golino. (Incorporated by reference to Exhibit 18 to the Registration Statement on Form N-3, File No. 333-117026 filed June 30, 2004.)

ITEM 29.      DIRECTORS AND OFFICERS OF THE TRAVELERS INSURANCE COMPANY

NAME AND PRINCIPAL                             POSITIONS AND OFFICES
BUSINESS ADDRESS                               WITH INSURANCE COMPANY

George C. Kokulis*                             Director, Chairman, President and
                                               Chief Executive Officer

Glenn D. Lammey*                               Director, Senior Executive Vice
                                               President, Chief Financial
                                               Officer,
                                               Chief Accounting Officer

Kathleen L. Preston*                           Director and Executive Vice
                                               President

Edward W. Cassidy*                             Senior Vice President

Winnifred Grimaldi*                            Senior Vice President

Marla Berman Lewitus*                          Director, Senior Vice President
                                               and General Counsel

Brendan Lynch*                                 Senior Vice President

David A. Tyson*                                Senior Vice President

David A. Golino*                               Vice President and Controller

Donald R. Munson, Jr.*                         Vice President

Mark Remington*                                Vice President

Tim W. Still*                                  Vice President

Bennett Kleinberg*                             Vice President

Dawn Fredette*                                 Vice President

George E. Eknaian*                             Vice President and Chief Actuary

Linn K. Richardson*                            Second Vice President and Actuary

Paul Weissman*                                 Second Vice President and Actuary

Ernest J.Wright*                               Vice President and Secretary

Kathleen A. McGah*                             Assistant Secretary and Deputy
                                               General Counsel

*        The Travelers Insurance Company
         One Cityplace
         Hartford, CT  06103-3415


ITEM 30. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4, File No. 333-82009, filed April 14, 2004.

ITEM 31.      NUMBER OF CONTRACT OWNERS

As of September 30, 2004, 35,776 contract owners held qualified and non-qualified contracts offered by the Registrant.

ITEM 32.      INDEMNIFICATION

Pursuant to the provisions of Article IV, Section 4.4 of the Rules and Regulations of the Registrant, indemnification is provided to members of the Board of Managers, officers and employees of the Registrant in accordance with the standards established by Sections 33-770-33-778, inclusive of the Connecticut General Statutes ("C.G.S.") relating to indemnification under the Connecticut Stock Corporation Act.

Sections 33-770 et seq. of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 33.      BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER AND
              SUB-ADVISER

Information as to Officers and Directors of Travelers Asset Management International Company LLC (TAMIC), the Investment Adviser for The Travelers Growth and Income Stock Account for Variable Annuities, is in included in its Form ADV (File No. 801-57536) filed with the Commission, which is incorporated herein by reference thereto.

Information as to Officers and Directors of The Travelers Investment Management Company (TIMCO), the Sub-Adviser for The Travelers Growth and Income Stock Account for Variable Annuities, is in included in its Form ADV (File No. 801-07212) filed with the Commission, which is incorporated herein by reference thereto.

ITEM 34.      PRINCIPAL UNDERWRITER

(a)    Travelers Distribution LLC
       One Cityplace
       Hartford, CT 06103-3415

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III, The Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Nine for Variable Annuities, The Travelers Separate Account Ten for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The

Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, Tactical Growth and Income Stock Account for Variable Annuities, Tactical Short-Term Bond Account for Variable Annuities and Tactical Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account, TIC Separate Account Eleven for Variable Annuities, TLAC Separate Account Twelve for Variable Annuities, TIC Separate Account Thirteen for Variable Annuities, TLAC Separate Account Fourteen for Variable Annuities, TIC Variable Annuity Separate Account 2002, and TLAC Variable Annuity Separate Account 2002.

(b)     NAME AND PRINCIPAL                 POSITIONS AND OFFICES
        BUSINESS ADDRESS                   WITH UNDERWRITER
        ------------------                 ---------------------

        Kathleen L. Preston                Board of Manager

        Glenn D. Lammey                    Board of Manager

        William F. Scully III              Board of Manager

        Donald R. Munson, Jr.              Board of Manager, President, Chief
                                           Executive Officer and Chief Operating
                                           Officer

        Tim W. Still                       Vice President

        Anthony Cocolla                    Vice President

        John M. Laverty                    Treasurer and Chief Financial Officer

        Stephen E. Abbey                   Chief Compliance Officer

        Alison K. George                   Director and Chief Advertising
                                           Compliance Officer

        Stephen T. Mullin                  Chief Compliance Officer

        Ernest J. Wright                   Secretary

        Kathleen A. McGah                  Assistant Secretary

        William D. Wilcox                  Assistant Secretary

* The business address for all the above is: One Cityplace, Hartford, CT 06103-3415.
(c)      Not Applicable

ITEM 35. LOCATION OF ACCOUNTS AND RECORDS

(1)    The Travelers Insurance Company

       One Cityplace

       Hartford, Connecticut  061030-3415

(2) Chase Manhattan Bank, N. A.

       Chase MetroTech Center

       Brooklyn, New York   11245

ITEM 36. MANAGEMENT SERVICES

Inapplicable.

ITEM 37. UNDERTAKINGS

The undersigned Registrant hereby undertakes:


(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-3 promptly upon written or oral request.

The Company hereby represents:

(a) That the aggregate charges under the Contract of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 13th day of October 2004.




                  THE TRAVELERS GROWTH AND INCOME STOCK ACCOUNT
                             FOR VARIABLE ANNUITIES
                                  (Registrant)



                           By: * R. JAY GERKEN
                               -------------------------------------------------
                               R. Jay Gerken, Chairman of the Board of Managers,
                                           Chief Executive Officer and President


As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 13th day of October 2004.


R. JAY GERKEN                                    Chairman of the
                                                 Board of Managers, Chief
                                                 Executive Officer and President
----------------------------------------------
(R. Jay Gerken)

*ROBERT E. MCGILL III                            Board of Managers
----------------------------------------------
(Robert E. McGill III)

*LEWIS MANDELL                                   Board of Managers
----------------------------------------------
(Lewis Mandell)

*FRANCES M. HAWK                                 Board of Managers
----------------------------------------------
(Frances M. Hawk)

*DAVID A. GOLINO                                 Principal Accounting Officer
----------------------------------------------
(David A. Golino)


*By:     /s/ Ernest J. Wright, Attorney-in-Fact
         Assistant Secretary, Board of Trustees

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 13th day of October 2004.



                         THE TRAVELERS INSURANCE COMPANY
                               (Insurance Company)



                             By: *GLENN D. LAMMEY
                                 -----------------------------------------------
                                 -----------------------------------------------
                                 Glenn D. Lammey, Chief Financial Officer, Chief Accounting Officer


As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 13th day of October 2004.


*GEORGE C. KOKULIS                      Director, President and Chief Executive
                                        Officer (Principal Executive Officer)
---------------------------------
(George C. Kokulis)

*GLENN D. LAMMEY                        Director, Chief Financial Officer, Chief
                                        Accounting Officer (Principal Financial
                                        Officer)
---------------------------------
(Glenn D. Lammey)

*MARLA BERMAN LEWITUS                   Director
---------------------------------
(Marla Berman Lewitus)

*KATHLEEN L. PRESTON                    Director
---------------------------------
(Kathleen L. Preston)


*By:     /s/ Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

  EXHIBIT NO.     DESCRIPTION
      13.         Consent of Independent Registered Public Accounting Firm.